Filed pursuant to Rule 424(b)(5)

Registration No. 333-193912

PROXY STATEMENT/PROSPECTUS	Ouachita Bancshares Corp., holding company for

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

The boards of directors of BancorpSouth, Inc. (“BancorpSouth”) and Ouachita Bancshares Corp. (“Ouachita Bancshares”) have approved an agreement and plan of reorganization (the “Merger Agreement”) to merge our two companies. If Ouachita Bancshares shareholders vote to approve the Merger Agreement and the merger is completed, Ouachita Bancshares will merge with and into BancorpSouth, Ouachita Bancshares’ subsidiary bank, Ouachita Independent Bank (the “Bank”), will merge with and into BancorpSouth Bank (“BancorpSouth Bank”), a subsidiary of BancorpSouth, and Ouachita Bancshares shareholders, other than Ouachita Bancshares shareholders who properly exercise their rights to dissent from the merger, will have the right to receive an aggregate of (i) 3,675,000 shares of BancorpSouth common stock and (ii) $22,875,000 in cash less the amount of a special one-time dividend described in this Proxy Statement/Prospectus, subject to adjustment as set forth in the Merger Agreement.

The number of shares of BancorpSouth common stock that Ouachita Bancshares shareholders may receive in the merger is fixed, subject to a pricing collar requiring the aggregate merger consideration to have a value of not less than $99,000,000 and not more than $112,000,000. The dollar value of the stock consideration that Ouachita Bancshares shareholders may receive will change depending on fluctuations in the market price of BancorpSouth common stock and will not be known at the time Ouachita Bancshares shareholders vote on the merger. Based on 852,372 shares of Ouachita Bancshares common stock that are expected to be exchanged in the merger (assuming the exercise of all outstanding options to purchase Ouachita Bancshares’ common stock pursuant to the Merger Agreement), holders of Ouachita Bancshares common stock would receive approximately 4.3115 shares of BancorpSouth common stock (plus cash in lieu of any fractional shares) and approximately $26.84 in cash, subject to possible adjustment as described in the accompanying Proxy Statement/Prospectus and assuming no Retained Earnings Dividend, for each share of Ouachita Bancshares common stock they own. BancorpSouth’s common stock is listed on the New York Stock Exchange under the symbol “BXS” and the closing price of BancorpSouth’s common stock on March 3, 2014 was $24.00 per share.

Additionally, the amount of per share merger consideration to be received is dependent upon the number of shares of Ouachita Bancshares common stock issued and outstanding immediately prior to the effective time of the merger and whether any adjustment to the merger consideration provided in the Merger Agreement occurs. Consequently, the exact per share merger consideration to be received as a result of the merger will not be known at the time Ouachita Bancshares shareholders vote on the merger.

This Proxy Statement/Prospectus provides you with detailed information about the proposed merger between BancorpSouth and Ouachita Bancshares. This document also contains information about BancorpSouth and Ouachita Bancshares. We encourage you to carefully read and consider this Proxy Statement/Prospectus in its entirety. You can obtain additional information about BancorpSouth from documents that it has filed with the Securities and Exchange Commission. For information on how to obtain copies of these documents, you should refer to the section of this document entitled “WHERE YOU CAN FIND MORE INFORMATION,” which begins on page 66.

You should carefully consider the risk factors described beginning on page 12 of this Proxy Statement/Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of BancorpSouth common stock to be issued under this Proxy Statement/Prospectus or determined if this Proxy Statement/Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Shares of BancorpSouth common stock are not savings or deposit accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this Proxy Statement/Prospectus is March 10, 2014,

and it is first being mailed to the shareholders of Ouachita Bancshares on or about March 10, 2014.

Ouachita Bancshares Corp.,

The holding company for

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 8, 2014

TO THE SHAREHOLDERS OF OUACHITA BANCSHARES CORP.:

This serves as notice to you that a special meeting of shareholders of Ouachita Bancshares Corp. (“Ouachita Bancshares”) will be held on April 8, 2014 at 2:00 p.m., Central Time, at the Bayou DeSiard Country Club, 3501 Forsythe Avenue, Monroe, Louisiana 71201 for the purpose of considering and voting upon the approval of the Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of January 8, 2014, between Ouachita Bancshares and BancorpSouth, Inc. (“BancorpSouth”), which provides for the merger of Ouachita Bancshares with and into BancorpSouth as more fully described in the accompanying Proxy Statement/Prospectus.

Only holders of record of Ouachita Bancshares common stock at the close of business on February 28, 2014 (the “record date”) are entitled to notice of and to vote at the special meeting or any adjournments or postponements of the special meeting. Each share of Ouachita Bancshares common stock is entitled to one vote. Approval of the Merger Agreement requires approval by the holders of more than fifty percent (50%) of the outstanding shares of Ouachita Bancshares common stock, present in person or by proxy at the special meeting.

All directors and certain executive officers of Ouachita Bancshares have entered into a voting agreement with BancorpSouth whereby they have agreed to vote their shares of Ouachita Bancshares common stock in favor of the merger. On the record date, these shareholders represented 34.07% of the shares of Ouachita Bancshares common stock entitled to vote at the Ouachita Bancshares special meeting.

The board of directors of Ouachita Bancshares has approved the Merger Agreement and the transactions contemplated thereby, and recommends that Ouachita Bancshares shareholders vote “FOR” approval of the Merger Agreement and the transactions contemplated thereby.

Under the terms of the Merger Agreement, if the Merger Agreement is approved and the merger is completed, all outstanding shares of Ouachita Bancshares common stock will, subject to adjustment as set forth in the Merger Agreement, be converted into the right to receive an aggregate of (i) 3,675,000 shares of BancorpSouth common stock and (ii) $22,875,000 in cash less the amount of the Retained Earnings Dividend (as defined in the Merger Agreement). The aggregate cash consideration will be reduced dollar-for-dollar to the extent of the Retained Earnings Dividend. If the Retained Earnings Dividend is distributed in full to the holders of Ouachita Bancshares common stock prior to the effective time of the merger, no cash consideration will be paid in connection with the merger.

The amount of per share merger consideration to be received is dependent upon the number of shares of Ouachita Bancshares common stock issued and outstanding immediately prior to the effective time of the merger and whether any adjustment to the merger consideration as set forth in the Merger Agreement occurs. Consequently, you will not know the exact per share merger consideration you will receive as a result of the merger when you vote on the Merger Agreement. Based on the number of shares of Ouachita Bancshares common stock issued and outstanding on February 28, 2014 and assuming all options to acquire shares of Ouachita Bancshares common stock outstanding on that date are exercised for cash, there would have been 846,772 shares of Ouachita Bancshares common stock outstanding on that date. Based on the foregoing assumption and further assuming no adjustment to the merger consideration, you would receive for each share of Ouachita Bancshares common stock that you own (i) 4.3115 shares of BancorpSouth Common Stock and (ii) cash consideration of approximately $26.84, with cash to be paid in lieu of any remaining fractional share interest. The aggregate cash consideration will be reduced dollar-for-dollar to the extent of the Retained Earnings Dividend. If the Retained Earnings Dividend is distributed in full to the holders of Ouachita Bancshares common stock prior to the effective time of the merger, no cash consideration will be paid in connection with the merger.

The actual value received by Ouachita Bancshares’ shareholders in the aggregate and on a per share basis will fluctuate based on the price of BancorpSouth’s common stock and the number of shares of Ouachita Bancshares common stock outstanding (including any shares issued for options that are exercised prior to the effective time of the merger) and is further subject to a pricing collar requiring the aggregate value of the merger consideration be not less than $99,000,000 and not more than $112,000,000 as described in the accompanying Prospectus/Proxy Statement.

Notice of Right to Dissent. Dissenting shareholders who comply with the procedural requirements of the Louisiana Business Corporation Law will be entitled to receive payment of the fair cash value of their shares if the merger is effected upon the approval of the holders of less than 80% of the outstanding shares of Ouachita Bancshares common stock. In the event that the merger is effected upon the approval of the holders of 80% or more of Ouachita Bancshares’ total voting power, no Ouachita Bancshares shareholder will be entitled to dissenters’ rights under Louisiana law. A copy of Section 131 of the Louisiana Business Corporation Law containing the procedural requirements to exercise dissenters’ rights is attached as Annex B to the accompanying Proxy Statement/Prospectus. In addition, please see the section entitled “THE MERGER – Dissenters’ Rights” in the accompanying Proxy Statement/Prospectus for a discussion of the procedures to be followed in asserting these dissenters’ rights.

Shareholders of Ouachita Bancshares who do not wish to accept the merger consideration from BancorpSouth provided for by the merger will be entitled under the Louisiana Business Corporation Law to receive the “fair cash value” of their shares if the merger is effected upon the approval of the holders of less than 80% of the outstanding shares of Ouachita Bancshares common stock. This right to dissent is subject to a number of restrictions and technical requirements.

Please mark, sign, date and return the enclosed proxy card promptly, whether or not you plan to attend the special meeting. All Ouachita Bancshares shareholders are invited to attend the special meeting. To ensure your representation at the special meeting, please complete and promptly mail the enclosed proxy card in the enclosed postage paid business reply envelope. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. If you do not vote your proxy, the effect will be the same as a vote against the Merger Agreement and the transactions contemplated thereby. You may revoke your proxy at any time before it is voted.

Please review the Proxy Statement/Prospectus accompanying this notice for more complete information regarding the proposed merger and the special meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

Clyde R. White
Chairman of the Board

March 10, 2014

ADDITIONAL INFORMATION

This Proxy Statement/Prospectus incorporates important business and financial information about BancorpSouth from documents that are not included in or delivered with this Proxy Statement/Prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 66. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from BancorpSouth at the following address:

BancorpSouth, Inc.

One Mississippi Plaza

Tupelo, Mississippi 38804

(662) 680-2000

Attention: Corporate Secretary

In order to receive timely delivery of requested documents in advance of Ouachita Bancshares’ special meeting of shareholders, your request should be received no later than April 1, 2014.

You also may obtain these documents at the Securities and Exchange Commission’s web site, http://www.sec.gov, and at BancorpSouth’s web site, http://www.bancorpsouth.com, by selecting “Investor Relations” and then selecting “SEC Filings.” We have included the web addresses of the Securities and Exchange Commission and BancorpSouth as inactive textual references only. Except as specifically incorporated by reference into this Proxy Statement/Prospectus, information on those web sites is not part of this Proxy Statement/Prospectus.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING	1

SUMMARY	4
The Companies (Pages 50, 51, 54)	4
The Merger (Page 23)	4
What Ouachita Bancshares Shareholders Will Receive in the Merger (Page 39)	4
BancorpSouth’s Stock Price Will Fluctuate (Page 39, 49)	5
Special Meeting (Page 21)	5
The Board of Directors of Ouachita Bancshares Recommends that its Shareholders Approve the Merger Agreement (Page 24)	6
Vote Required to Complete the Merger (Page 22)	6
Record Date; Voting Power (Page 22)	6
Background of the Merger (Page 23)	6
Why BancorpSouth and Ouachita Bancshares are Seeking to Merge (Page 24)	6
Opinion of Financial Advisor to Ouachita Bancshares (Page 26)	7
Management and Board of Directors of BancorpSouth Following the Merger (Page 48)	7
Federal Income Tax Consequences (Page 32)	7
Accounting Treatment (Page 32)	7
Interests of Ouachita Bancshares Management and Directors in the Merger (Page 37)	7
Ouachita Bancshares Shareholders May Dissent from the Merger (Page 35)	8
We Must Obtain Regulatory Approvals to Complete the Merger (Page 32)	8
Conditions to Complete the Merger (Page 45)	9
Termination of the Merger Agreement (Page 46)	9
Termination Fee (Page 47)	10
Comparative Per Share Market Price Information (Page 19)	11
Comparison of Rights of Shareholders (Page 54)	11
Subsequent Execution of Agreement and Plan of Reorganization by and between Central Community and BancorpSouth (Page 38)	11

RISK FACTORS	12
Because the market price of BancorpSouth common stock will fluctuate, you cannot be sure of the value of the stock consideration you may receive.	12
We may fail to achieve the anticipated benefits of the merger.	12
BancorpSouth may fail to realize the cost savings estimated for the merger.	12
The market price of shares of BancorpSouth common stock after the merger may be affected by factors different from those affecting shares of Ouachita Bancshares or BancorpSouth currently.	12
The executive officers and directors of Ouachita Bancshares have interests different from typical Ouachita Bancshares shareholders.	13
Former shareholders of Ouachita Bancshares will be limited in their ability to influence BancorpSouth’s actions and decisions following the merger.	13
The merger may result in a loss of current Ouachita Bancshares employees.	13
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.	13
The Merger Agreement limits Ouachita Bancshares’ ability to pursue an alternative transaction and requires Ouachita Bancshares to pay a termination fee plus expenses incurred by BancorpSouth under certain circumstances relating to alternative acquisition proposals.	13
The fairness opinion obtained by Ouachita Bancshares from its financial advisor will not reflect changes in circumstances subsequent to the date of the fairness opinion.	13
The combination and integration of both Ouachita Bancshares and Central Community may be more difficult, costly or time consuming than expected and some or all of the expected benefits of these acquisitions may not be realized.	14

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF BANCORPSOUTH	15

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF OUACHITA BANCSHARES	17

COMPARATIVE PER SHARE DATA	19

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION	20

THE SPECIAL MEETING	21
General	21

QUESTIONS AND ANSWERS

ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	What is the proposed transaction and what am I being asked to vote upon?

A:	You are being asked to vote on a proposal to approve a merger in which Ouachita Bancshares will merge with and into BancorpSouth, with BancorpSouth surviving. It is contemplated that immediately thereafter, the Bank will merge with and into BancorpSouth Bank, with BancorpSouth Bank surviving. After the merger, you will no longer own shares of Ouachita Bancshares common stock and will receive the per share merger consideration.

Q:	What do I need to do now?

A:	After you carefully read this Proxy Statement/Prospectus, please vote your proxy promptly by indicating on the enclosed proxy card how you want to vote, and by signing and mailing the proxy card in the enclosed postage paid business reply envelope as soon as possible so that your shares may be represented at the special meeting of shareholders.

Regardless of whether you plan to attend the special meeting in person, we encourage you to vote your proxy promptly. This will help to ensure that a quorum is present at the special meeting and will help reduce the costs associated with the solicitation of proxies.

The board of directors of Ouachita Bancshares recommends that shareholders vote “FOR” approval of the Merger Agreement.

Q:	Why is my vote important?

A:	Pursuant to the Articles of Incorporation of Ouachita Bancshares, the Merger Agreement must be approved by the holders of more than fifty percent (50%) of the outstanding shares of Ouachita Bancshares common stock, present in person or by proxy at the special meeting. Accordingly, if you abstain, it will have the same effect as a vote against approval of the Merger Agreement.

Q:	Can I change my vote after I have delivered my proxy card?

A:	You may change your vote at any time before your proxy is voted at your meeting. You can do this in any of the following three ways:

•	by sending a written notice to the corporate secretary of the board of Ouachita Bancshares in time to be received before the special meeting stating that you would like to revoke your proxy;

•	by completing, signing and dating another proxy card and returning it by mail in time to be received before the special meeting, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	if you are a holder of record, by attending the special meeting and voting in person, although attendance by itself will not revoke a previously granted proxy.

If your shares are held in an account at a broker, you should contact your broker to change your vote.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	You should instruct your broker to vote your shares, following the directions your broker provides. Your broker will generally not have the discretion to vote your shares without your instructions.

Q:	Will I be able to trade the shares of BancorpSouth common stock I receive in the merger?

A:	Yes. The BancorpSouth common stock issued pursuant to the merger will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be listed on the New York Stock Exchange under the symbol “BXS.” All shares of BancorpSouth common stock that you receive in the merger will be freely transferable and will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Ouachita Bancshares shareholder who may be deemed to be an “affiliate” of BancorpSouth after completion of the merger. An affiliate of a corporation, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, that corporation. Affiliates generally include directors, executive officers and beneficial owners of 10% or more of a company’s capital stock. Former Ouachita Bancshares shareholders who are not affiliates of BancorpSouth after the completion of the merger may sell their shares of BancorpSouth common stock received in the merger at any time. Former Ouachita Bancshares shareholders who become affiliates of BancorpSouth after completion of the merger will be subject to the volume and sale limitations of Rule 144 under the Securities Act until they are no longer affiliates of BancorpSouth. This Proxy Statement/Prospectus does not cover resales of BancorpSouth common stock received by any person upon completion of the merger, and no person is authorized to make any use of or rely on this Proxy Statement/Prospectus in connection with or to effect any resale of BancorpSouth shares.

Q:	What is the aggregate amount of consideration to be paid by BancorpSouth in the merger?

A:	Under the terms of the Merger Agreement, if the Merger Agreement is approved and the merger is completed, all outstanding shares of Ouachita Bancshares common stock will, subject to adjustment as set forth in the Merger Agreement, be converted into the right to receive an aggregate of (i) 3,675,000 shares of BancorpSouth common stock and (ii) $22,875,000 in cash less the amount of the Retained Earnings Dividend (as defined below). The aggregate cash consideration will be reduced dollar-for-dollar to the extent of the Retained Earnings Dividend. If the Retained Earnings Dividend is distributed in full to the holders of Ouachita Bancshares common stock prior to the effective time of the merger, no cash consideration will be paid in connection with the merger. Pursuant to certain provisions of the Merger Agreement requiring the aggregate merger consideration (inclusive of the amount distributed pursuant to the Retained Earnings Dividend) to be not less than $99,000,000 and not more than $112,000,000, the per share merger consideration may be adjusted based on the average closing price of BancorpSouth common stock for the ten consecutive trading days ending on and including the fifth trading day preceding the closing date.

Q:	What will I receive in connection with the merger?

A:	The amount of per share merger consideration to be received is dependent upon the number of shares of Ouachita Bancshares common stock issued and outstanding immediately prior to the effective time of the merger and whether any adjustment to the merger consideration as set forth in the Merger Agreement occurs. Consequently, you will not know the exact per share merger consideration you will receive as a result of the merger when you vote on the Merger Agreement. Based on the number of shares of Ouachita Bancshares common stock issued and outstanding on February 28, 2014 and assuming all options to acquire shares of Ouachita Bancshares common stock outstanding on that date are exercised for cash, there would have been 846,772 shares of Ouachita Bancshares common stock outstanding on that date. Based on the foregoing assumption and further assuming no adjustment to the merger consideration, you would receive for each share of Ouachita Bancshares common stock that you own (i) 4.3115 shares of BancorpSouth Common Stock and (ii) cash consideration of approximately $26.84, with cash to be paid in lieu of any remaining fractional share interest. The aggregate cash consideration will be reduced dollar-for-dollar to the extent of the Retained Earnings Dividend. If the Retained Earnings Dividend is distributed in full to the holders of Ouachita Bancshares common stock prior to the effective time of the merger, no cash consideration will be paid in connection with the merger. Pursuant to certain provisions of the Merger Agreement requiring the aggregate merger consideration to be not less than $99,000,000 and not more than $112,000,000, the per share merger consideration may be adjusted based on the average closing price of BancorpSouth common stock for the ten consecutive trading days ending on and including the fifth trading day preceding the closing date.

Q:	What is the Retained Earnings Dividend?

A:	Ouachita Bancshares has made an election to be taxed under Subchapter S of Chapter 1 of the Internal Revenue Code of 1986, as amended (the “Code”). Prior to the effective time of the merger, Ouachita Bancshares may declare and pay to the holders of its common stock a one-time special retained earnings dividend of its Subchapter S accumulated adjustments account not to exceed $22,875,000 (the “Retained Earnings Dividend”). You are not required to take any action to approve or receive the Retained Earnings Dividend.

Q:	What are the U.S. federal income tax consequences of the merger to the shareholders?

A:	The merger has been structured to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. As a result of the merger’s qualification as a reorganization, it is anticipated that Ouachita Bancshares shareholders will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of shares of Ouachita Bancshares common stock for shares of BancorpSouth common stock, except with respect to cash received in connection with the merger and cash delivered in lieu of fractional shares of BancorpSouth common stock and except for Ouachita Bancshares shareholders who exercise their dissenters’ rights with respect to the merger.

This tax treatment may not apply to all Ouachita Bancshares shareholders. You should consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you.

The Retained Earnings Dividend will be treated separately from the merger for U.S. federal income tax purposes. The discussion entitled “THE MERGER – Material United States Federal Income Tax Consequences” does not address the U.S. federal income tax consequences of the Retained Earnings Dividend to holders of Ouachita Bancshares common stock. You should consult your own tax advisor for a full understanding of the Retained Earnings Dividend’s tax consequences that are particular to you.

Q:	What is the purpose of this Proxy Statement/Prospectus?

A:

This document serves as Ouachita Bancshares’ proxy statement and as BancorpSouth’s prospectus. As a proxy statement, this document is being provided to Ouachita Bancshares’ shareholders because Ouachita Bancshares’ board of directors is soliciting proxies to vote to approve the Merger Agreement. As a prospectus, this document is being provided to Ouachita Bancshares’ shareholders by BancorpSouth because BancorpSouth is offering them shares of BancorpSouth common stock in exchange for their shares of Ouachita Bancshares’ common stock if the merger is completed.

Q:	Is there other information I should consider?

A:	Yes. Much of the business and financial information about BancorpSouth that may be important to you is not included directly in this document. Instead, this information is incorporated into this document by references to documents separately filed by BancorpSouth with the Securities and Exchange Commission (the “SEC”). This means that BancorpSouth may satisfy its disclosure obligations to you by referring you to one or more documents separately filed by it with the SEC. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 66 for a list of documents that BancorpSouth has incorporated by reference into this Proxy Statement/Prospectus and for instructions on how to obtain copies of these documents. The documents are available to you without charge.

Q:	What if I choose not to read the documents incorporated by reference?

A:	Information that is incorporated from another document is considered to have been disclosed to you whether or not you choose to read the document. Information contained in a document that is incorporated into this Proxy Statement/Prospectus by reference is part of this Proxy Statement/Prospectus, unless it is superseded by information contained directly in this Proxy Statement/Prospectus or in documents filed by BancorpSouth with the SEC after the date of this Proxy Statement/Prospectus.

Q:	Should I send in my Ouachita Bancshares stock certificates now?

A:	No. As soon as practicable after the effective time of the merger, Registrar and Transfer Company, BancorpSouth’s exchange agent, will send each shareholder of record of Ouachita Bancshares a letter of transmittal containing instructions for exchanging their stock certificates. Please do not send in your Ouachita Bancshares stock certificates with your proxy card. Stock certificates and letters of transmittal should be returned to the exchange agent in accordance with the instructions contained in the letters of transmittal.

Q:	Whom do I contact if I have questions about the merger?

A:	If you have more questions about the merger, including procedures for voting your shares, you should contact:

Ouachita Bancshares Corp.

909 North 18th Street

Monroe, Louisiana 71201

Attention: Kevin Koh, President and Chief Executive Officer

Phone Number: (318) 338-3777

Q:	When and where will the special meeting of shareholders of Ouachita Bancshares be held?

A:	The special meeting of shareholders of Ouachita Bancshares will be held on April 8, 2014 at 2:00 p.m., Central Time, at the Bayou DeSiard Country Club, 3501 Forsythe Avenue, Monroe, Louisiana 71201.

Q:	Who is entitled to vote at the special meeting of shareholders of Ouachita Bancshares?

A:	Only holders of record of Ouachita Bancshares common stock at the close of business on February 28, 2014 are entitled to notice of and to vote at the special meeting or any adjournments or postponements of the special meeting.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger during the second quarter of 2014, although delays could occur.

Q:	Are there any risks I should consider in deciding whether I vote for the Merger Agreement?

A:	Yes. Set forth under the heading of “RISK FACTORS,” beginning on page 12, are a number of risk factors that you should consider carefully.

SUMMARY

This summary highlights selected information from this Proxy Statement/Prospectus. It does not contain all of the information that is important to you. You should carefully read this entire Proxy Statement/Prospectus and the documents to which it refers in order to understand fully the merger and to obtain a more complete description of the companies and the legal terms of the merger. For information on how to obtain copies of documents referred to in this Proxy Statement/Prospectus, you should read the section entitled “WHERE YOU CAN FIND MORE INFORMATION.” Each item in this summary includes a page reference that directs you to a more complete description in this Proxy Statement/Prospectus of the topic discussed.

The Companies (Pages 50, 51, 54)

BANCORPSOUTH, INC.

One Mississippi Plaza

Tupelo, Mississippi 38804

(662) 680-2000

BancorpSouth (NYSE: BXS) is incorporated in Mississippi and is a financial holding company under the Bank Holding Company Act of 1956. BancorpSouth conducts its operations through its bank subsidiary, BancorpSouth Bank, and its banking-related subsidiaries. BancorpSouth Bank operates 292 commercial banking, mortgage and insurance locations in Alabama, Arkansas, Florida, Louisiana, Mississippi, Missouri, Tennessee and Texas, including an insurance location in Illinois. As of December 31, 2013, BancorpSouth had total assets of approximately $13.0 billion, deposits of approximately $10.8 billion and shareholders’ equity of approximately $1.5 billion.

On January 22, 2014, BancorpSouth announced that it entered into a definitive agreement to acquire Central Community Corporation (“Central Community”) and its subsidiary bank, First State Bank Central Texas, a Texas state chartered bank with total assets of $1.3 billion, total loans of $555.5 million and total deposits of $1.1 billion as of December 31, 2013. First State Bank Central Texas is a full service commercial bank with thirty-one locations throughout central Texas. The merger has been approved by the board of directors of both companies and is expected to close during the second quarter of 2014, although delays may occur. The transaction is subject to certain conditions, including the approval by stockholders of Central Community and customary regulatory approvals.

OUACHITA BANCSHARES CORP.

909 North 18th Street

Monroe, Louisiana 71201

(318) 338-3777

Ouachita Bancshares is incorporated in Louisiana, based in Monroe, Louisiana, and conducts its operations through the Bank. As of December 31, 2013, Ouachita Bancshares had total assets of approximately $652.5 million, deposits of approximately $549.7 million and shareholders’ equity of approximately $53.1 million.

The Merger (Page 23)

BancorpSouth and Ouachita Bancshares entered into the Merger Agreement whereby Ouachita Bancshares will merge with and into BancorpSouth, with BancorpSouth surviving, and the Merger Agreement provides that the Bank will merge with and into BancorpSouth Bank pursuant to a separate agreement, subject to shareholder and regulatory approval and other conditions. The Merger Agreement is attached to this Proxy Statement/Prospectus as Annex A. You should read it carefully. Subject to shareholder and regulatory approval, BancorpSouth and Ouachita Bancshares hope to complete the merger during the second quarter of 2014.

What Ouachita Bancshares Shareholders Will Receive in the Merger (Page 39)

Under the terms of the Merger Agreement, if the Merger Agreement is approved and the merger is completed, all outstanding shares of Ouachita Bancshares common stock will, subject to adjustment as set forth in the Merger Agreement, be converted into the right to receive an aggregate of (i) 3,675,000 shares of BancorpSouth common stock and (ii) $22,875,000 in cash less the amount of the Retained Earnings Dividend. The aggregate cash consideration will be reduced dollar-for-dollar to the extent of the Retained Earnings Dividend. If the Retained Earnings Dividend is distributed in full to the holders of Ouachita Bancshares common stock prior to the effective time of the merger, no cash consideration will be paid in connection with the merger.

The amount of per share merger consideration to be received is dependent upon the number of shares of Ouachita Bancshares common stock issued and outstanding immediately prior to the effective time of the merger and whether any adjustment to the merger consideration as set forth in the Merger Agreement occurs. Consequently, you will not know the exact per share merger consideration you will receive as a result of the merger when you vote on the Merger Agreement. Based on the number of shares of Ouachita Bancshares common stock issued and outstanding on February 28, 2014 and assuming all options to acquire shares of Ouachita Bancshares common stock outstanding on that date are exercised for cash, there would have been 846,772 shares of Ouachita Bancshares common stock outstanding on that date. Based on the foregoing assumption and further assuming no adjustment to the merger consideration, you would receive for each share of Ouachita Bancshares common stock that you own (i) 4.3115 shares of BancorpSouth Common Stock and (ii) cash consideration of approximately $26.84, with cash to be paid in lieu of any remaining fractional share interest. The aggregate cash consideration will be reduced dollar-for-dollar to the extent of the Retained Earnings Dividend. If the Retained Earnings Dividend is distributed in full to the holders of Ouachita Bancshares common stock prior to the effective time of the merger, no cash consideration will be paid in connection with the merger.

The actual value received by Ouachita Bancshares’ shareholders in the aggregate and on a per share basis will fluctuate based on the price of BancorpSouth’s common stock and the number of shares of Ouachita Bancshares common stock outstanding (including any shares issued for options that are exercised prior to the effective time of the merger) and is further subject to a pricing collar requiring the aggregate value of the merger consideration be not less than $99,000,000 and not more than $112,000,000 as described in detail in this Prospectus/Proxy Statement.

Prior to the consummation of the merger, each outstanding and unexercised option to purchase shares of Ouachita Bancshares common stock will become fully exercisable in accordance with the Merger Agreement. Each such option may be exercised for a limited period of time prior to the consummation of the merger as established by the administrator of the Ouachita Bancshares Corp. 1996 Incentive Stock Option Plan and the 2007 Stock Incentive Plan of Ouachita Bancshares Corp., which limited period of time will be before the effective time of the merger and at least thirty (30) days after the date on which the administrator gives notice to all holders of such options that such limited period of time for exercise has begun. Any option not exercised as of the expiration of the limited period of time described in the foregoing sentence will no longer represent a right to acquire shares of Ouachita Bancshares common stock and will be terminated. All outstanding stock appreciation units and stock appreciation rights issued under the Ouachita Bancshares Corp. 1996 Incentive Stock Option Plan and the 2007 Stock Option Plan of Ouachita Bancshares Corp. will automatically vest and be cashed out by Ouachita Bancshares prior to the effective time of the merger.

At the effective time of the merger, persons who are BancorpSouth shareholders immediately prior to the merger would own approximately 96% of the outstanding shares of common stock of the combined company and persons who are Ouachita Bancshares shareholders immediately prior to the merger would own approximately 4% of the outstanding shares of common stock of the combined company.

BancorpSouth’s Stock Price Will Fluctuate (Page 39, 49)

BancorpSouth expects the market price of its common stock to fluctuate as a result of market factors beyond its control before and after the merger. Because the market price of BancorpSouth common stock may fluctuate, the value of the shares of BancorpSouth common stock that Ouachita Bancshares shareholders may receive in the merger might increase or decrease prior to completion of the merger, subject to the pricing collar described elsewhere in the Proxy Statement/Prospectus. BancorpSouth cannot assure Ouachita Bancshares shareholders that the market price of BancorpSouth common stock will not decrease before or after completion of the merger. You should obtain current market quotations for the shares of BancorpSouth common stock from a newspaper, the Internet or your broker. BancorpSouth common stock is listed on the New York Stock Exchange under the symbol “BXS.”

Special Meeting (Page 21)

A special meeting of the shareholders of Ouachita Bancshares will be held at the following time and place:

April 8, 2014

2:00 p.m. (Central Time)

Bayou DeSiard Country Club

3501 Forsythe Avenue

Monroe, Louisiana 71201

At the special meeting, shareholders of Ouachita Bancshares will be asked to approve the Merger Agreement between Ouachita Bancshares and BancorpSouth and the transactions contemplated thereby.

The Board of Directors of Ouachita Bancshares Recommends that its Shareholders Approve the Merger Agreement (Page 24)

The board of directors of Ouachita Bancshares approved the Merger Agreement, believes that the merger between Ouachita Bancshares and BancorpSouth is in the best interests of Ouachita Bancshares shareholders and recommends that Ouachita Bancshares shareholders vote “FOR” the proposal to approve the Merger Agreement and the transactions contemplated thereby. This belief is based on a number of factors described in this Proxy Statement/Prospectus.

Vote Required to Complete the Merger (Page 22)

The Merger Agreement must be approved by the holders of more than fifty percent (50%) of the outstanding shares of Ouachita Bancshares common stock, present in person or by proxy at the special meeting. Ouachita Bancshares expects that its executive officers and directors will vote all of their shares of Ouachita Bancshares common stock in favor of the Merger Agreement. Based on the total number of shares of Ouachita Bancshares common stock outstanding as of February 28, 2014, the percentage of votes that executive officers, directors and their affiliates could cast (based on a total number of 289,149 shares held by such executive officers, directors and their affiliates and including options exercisable within 60 days) is 34.07%. Additionally, pursuant to the terms of a voting agreement required by the terms of the Merger Agreement, each member of the board of directors of Ouachita Bancshares and certain officers of Ouachita Bancshares and the Bank are required to vote in favor of the Merger Agreement.

Record Date; Voting Power (Page 22)

You can vote at the special meeting of Ouachita Bancshares shareholders if you owned Ouachita Bancshares common stock as of the close of business on February 28, 2014, the record date set by the Ouachita Bancshares board of directors. Each share of Ouachita Bancshares common stock is entitled to one vote. On February 28, 2014, there were 846,772 shares of Ouachita Bancshares common stock outstanding and entitled to vote on the Merger Agreement.

Background of the Merger (Page 23)

On November 19, 2013, Ouachita Bancshares engaged Sheshunoff & Co. to act as its exclusive agent to provide investment banking and financial advisory services in relation to the evaluation, structure and possible negotiation of a potential business combination. After reviewing the information delivered by Sheshunoff & Co. and considering its own strategic plans, on November 21, 2013, BancorpSouth’s management submitted a proposal for a merger with Ouachita Bancshares. After considering the proposal, the management of Ouachita Bancshares, in consultation with Sheshunoff & Co., elected to enter into exclusive negotiations with BancorpSouth. The parties and their representatives began negotiation of a Merger Agreement on December 21, 2013 and continued to negotiate the terms of the Merger Agreement until it was signed on January 8, 2014.

On January 8, 2014, BancorpSouth’s board of directors approved the Merger Agreement. On January 8, 2014, following presentations from its legal and financial advisors, Ouachita Bancshares’ board of directors approved the Merger Agreement. The Merger Agreement was executed by the parties as of January 8, 2014.

Why BancorpSouth and Ouachita Bancshares are Seeking to Merge (Page 24)

The merger will combine the strengths of BancorpSouth and Ouachita Bancshares and their subsidiary banks. BancorpSouth has an established presence in Monroe-West Monroe and Shreveport-Bossier, Louisiana with plans to significantly enhance its market share in those markets. Joining with BancorpSouth will provide Ouachita Bancshares’ customers opportunities offered by a large, resourceful, community-minded bank. BancorpSouth has been actively seeking other banking locations in the Monroe-West Monroe, Shreveport-Bossier and Bastrop areas to expand its presence in Louisiana, particularly in the Interstate 20 corridor in Louisiana. The proposed merger with Ouachita Bancshares accelerates BancorpSouth’s opportunity to grow in Louisiana and brings to BancorpSouth’s team a number of outstanding bankers. BancorpSouth currently operates 292 commercial banking, mortgage, and insurance locations in Alabama, Arkansas, Florida, Louisiana, Mississippi, Missouri, Tennessee and Texas, including an insurance location in Illinois, with total assets of approximately $13.0 billion. BancorpSouth’s management views the Interstate 20 corridor in Louisiana as a logical growth area for its community style of banking.

Opinion of Financial Advisor to Ouachita Bancshares (Page 26)

Sheshunoff & Co. has delivered to the board of directors of Ouachita Bancshares its written opinion, dated January 8, 2014, that, based upon and subject to the various considerations set forth in its opinion, the total transaction consideration to be paid to the shareholders of Ouachita Bancshares is fair from a financial point of view as of such date. In requesting Sheshunoff & Co.’s advice and opinion, no instructions were given and no limitations were imposed by Ouachita Bancshares upon Sheshunoff & Co. with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the opinion of Sheshunoff & Co., dated January 8, 2014, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex C to this Proxy Statement/Prospectus. Ouachita Bancshares shareholders should read this opinion in its entirety.

Management and Board of Directors of BancorpSouth Following the Merger (Page 48)

The officers and directors of each of BancorpSouth and BancorpSouth Bank immediately prior to the effective time of the merger will continue to be the officers and directors of BancorpSouth and BancorpSouth Bank, respectively, following the merger. Certain of the executive officers of Ouachita Bancshares will be retained by BancorpSouth and may serve as officers of BancorpSouth Bank but will not serve as executive officers of BancorpSouth.

Federal Income Tax Consequences (Page 32)

The transaction contemplated by the Merger Agreement is intended to be treated as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, upon the exchange of your shares of Ouachita Bancshares common stock for the per share merger consideration, you should recognize a gain, but not any loss, on the exchange to the extent of the lesser of cash received or gain realized in the exchange.

This tax treatment may not apply to all shareholders of Ouachita Bancshares. Determining the actual tax consequences of the merger to you can be complicated. You should consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you.

BancorpSouth and Ouachita Bancshares will not be obligated to complete the merger unless they each receive an opinion from their respective legal counsel, dated the closing date, that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that BancorpSouth and Ouachita Bancshares will each be a party to that reorganization. If such opinions are rendered, the U.S. federal income tax treatment of the merger should be as described above. The opinions of the parties’ respective counsel, however, do not bind the Internal Revenue Service and do not preclude the IRS or the courts from adopting a contrary position.

The Retained Earnings Dividend will be treated separately from the merger for U.S. federal income tax purposes. The discussion entitled “THE MERGER – Material United States Federal Income Tax Consequences” does not address the U.S. federal income tax consequences of Retained Earnings Dividend to holders of Ouachita Bancshares common stock. You should consult your own tax advisor for a full understanding of the Retained Earnings Dividend’s tax consequences that are particular to you.

Accounting Treatment (Page 32)

BancorpSouth will account for the merger under the purchase method of accounting for business combinations under United States generally accepted accounting principles.

Interests of Ouachita Bancshares Management and Directors in the Merger (Page 37)

Executive officers and directors of Ouachita Bancshares will be issued shares of BancorpSouth common stock and paid cash in the merger on the same basis as other shareholders of Ouachita Bancshares. The following chart shows the number of shares of BancorpSouth common stock that may be issued to executive officers, directors and principal shareholders of Ouachita Bancshares in the merger (including shares reserved for issuance upon exercise of stock options):

Shares of common stock of Ouachita Bancshares beneficially owned by its executive officers, directors and holders of more than 10% of Ouachita Bancshares common stock on February 28, 2014	289,149
Shares of BancorpSouth common stock that may be received in the merger by executive officers, directors and holders of more than 10% of Ouachita Bancshares common stock based upon their beneficial ownership, subject to the pricing collar and assuming the exercise of all options to purchase Ouachita Bancshares common stock	1,246,666

Some of the directors and officers of Ouachita Bancshares have interests in the merger that differ from, or are in addition to, their interests as shareholders of Ouachita Bancshares. These interests include the following:

•	The existing change in control agreements between Ouachita Bancshares and each of Kevin Koh, Robert Schott and Walter Lamb will be terminated upon completion of the merger and these individuals will receive cash change in control payments equal to approximately $1.2 million in the aggregate;

•	In connection with the merger, 19 of the officers of Ouachita Bancshares or its subsidiaries, as applicable, have entered into employment agreements with BancorpSouth which contain non-competition and non-solicitation obligations to be effective upon completion of the merger whereby each individual is entitled to receive a salary, annual bonus, retention payments, restricted stock grants, and certain additional incentives;

•	Prior to completion of the merger, each option to acquire Ouachita Bancshares common stock will vest (to the extent that such option is not already vested) and will become immediately exercisable for a period of at least 30 days after which time such options will terminated if not previously exercised;

•	Prior to completion of the merger, the vesting of all outstanding stock appreciation units and stock appreciation rights will be accelerated and the holder of such stock appreciation unit or stock appreciation right will receive a cash payment of the amount needed to cash out such unit from Ouachita Bancshares as required under the terms of the applicable award agreement; and

•	The directors and officers of Ouachita Bancshares and the Bank currently covered under comparable policies held by Ouachita Bancshares and the Bank will receive past acts insurance coverage under its current bankers professional liability, mortgage errors and omissions and fiduciary liability insurance for a period of four years after completion of the merger.

Ouachita Bancshares Shareholders May Dissent from the Merger (Page 35)

Louisiana law permits Ouachita Bancshares shareholders to dissent from the merger and to receive the fair cash value of their shares of Ouachita Bancshares common stock in cash. To dissent, a Ouachita Bancshares shareholder must follow certain procedures, including filing certain notices with Ouachita Bancshares and voting his or her shares against the Merger Agreement. The shares of Ouachita Bancshares common stock held by a dissenter will not be exchanged for stock consideration or cash consideration in the merger and a dissenter’s only right will be to receive the “fair cash value” of his or her shares of Ouachita Bancshares common stock in cash. A copy of the Louisiana statute describing these dissenters’ rights and the procedures for exercising them is attached as Annex B to this Proxy Statement/Prospectus. Ouachita Bancshares shareholders who perfect their dissenters’ rights and receive cash in exchange for their shares of Ouachita Bancshares common stock may recognize gain or loss for U.S. federal income tax purposes.

We Must Obtain Regulatory Approvals to Complete the Merger (Page 32)

We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). BancorpSouth filed an application under section 3 of the Bank Holding Company Act with the Federal Reserve Bank of St. Louis on February 25, 2014. Further, the redemption of the subordinated debentures (the “SBLF Redemption”) issued by Ouachita Bancshares to the United States Treasury in connection with its participation in Treasury’s Small Business Lending Fund also requires the consent of the Federal Reserve.

In addition, the merger of the Bank with and into BancorpSouth Bank requires the approval of the Federal Deposit Insurance Corporation (the “FDIC”), the Mississippi Department of Banking and Consumer Finance and the Louisiana Office of Financial Institutions. The U.S. Department of Justice has input into the FDIC’s approval process. Once the FDIC has approved the merger, federal law requires that we wait up to 30 calendar days to complete the merger in order to give the Department of Justice the opportunity to review and object to the merger. Also, in order to fund the SBLF Redemption, the Bank intends to declare an extraordinary cash dividend, which will require the approval of the FDIC and Louisiana Office of Financial Institutions. Finally, the Retained Earnings Dividend will require the approval of the FDIC and the Louisiana Office of Financial Institutions.

We expect to obtain all necessary regulatory approvals, although we cannot be certain if or when we will obtain them. On January 21, 2014, BancorpSouth Bank filed applications with the FDIC, the Mississippi Department of Banking and Consumer Finance and the Louisiana Office of Financial Institutions to obtain approval of the subsidiary bank merger. On February 27, 2014, the Bank filed a request with the FDIC and Louisiana Office of Financial Institutions to obtain approval to declare an extraordinary cash dividend to fund the SBLF Redemption and the Retained Earnings Dividend, and a request with the Federal Reserve to obtain its consent to consummate the SBLF Redemption.

We also intend to make all required filings with the SEC under the Securities Act and the Securities Exchange Act of 1934 relating to the merger.

While we believe that we will obtain the remaining regulatory approvals in a timely manner, we cannot be certain if or when we will obtain them.

Conditions to Complete the Merger (Page 45)

The completion of the merger depends on a number of conditions being met, including the following:

•	shareholders of Ouachita Bancshares approving the merger;

•	the New York Stock Exchange authorizing for listing the shares of BancorpSouth common stock to be issued to Ouachita Bancshares shareholders;

•	receiving all required regulatory approvals, including that of the FDIC, and the expiration of any regulatory waiting periods;

•	BancorpSouth’s registration statement on Form S-4 becoming effective under the Securities Act;

•	the holders of less than 5% of the total outstanding shares of Ouachita Bancshares common stock having exercised dissenters’ rights with respect to the merger;

•	receiving opinions of legal counsel to each company that the U.S. federal income tax treatment of the merger will generally be as described in this Proxy Statement/Prospectus;

•	Each of the employment agreements and change of control agreements between Ouachita Bancshares and/or the Bank and an officer thereof being terminated;

•	Ouachita Bancshares’ allowance for loan losses shall be equaling at least the minimum allowance amount (as defined in the Merger Agreement);

•	The executed employment agreements, director support agreements, director/officer releases, and the voting agreement shall remain in full force and effect; and

•	Ouachita Bancshares amending or terminating any employee benefit plans as requested by BancorpSouth.

In cases where the law permits, a party to the Merger Agreement could elect to waive a condition that has not been satisfied and complete the merger although the party is entitled not to complete the merger. We cannot be certain whether or when any of these conditions will be satisfied (or waived, where permissible) or that the merger will be completed.

Termination of the Merger Agreement (Page 46)

The Merger Agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval of the merger by Ouachita Bancshares shareholders, as set forth in the Merger Agreement, including by mutual consent of BancorpSouth and Ouachita Bancshares. In addition, the Merger Agreement may generally be terminated by either party if:

•	a court of competent jurisdiction in the United States or other governmental entity issues an order, decree or ruling or takes any other action restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is final and non-appealable or any of the transactions contemplated by the Merger Agreement are disapproved by any governmental entity or other person whose approval is required;

•	the merger is not completed on or before July 7, 2014, unless one or more regulatory approvals have not been received, in which case the Merger Agreement may be terminated if the merger is not completed on or before August 6, 2014;

•	Ouachita Bancshares shareholders fail to approve the Merger Agreement; or

•	any of the representations or warranties provided by the other party set forth in the Merger Agreement become untrue or incorrect or the other party materially breaches its covenants set forth in the Merger Agreement, and the representation or material breach is not cured within the prescribed time limit.

Ouachita Bancshares may terminate the Merger Agreement in the event the average closing price (as calculated over the ten consecutive trading days ending on and including the fifth trading day prior to the consummation of the merger) of BancorpSouth common stock is less than $20.71, subject to BancorpSouth’s right to adjust the merger consideration so that the aggregate merger consideration based on the closing date average price is at least $99,000,000, before any other adjustment to the merger consideration described in the Merger Agreement.

Ouachita Bancshares may terminate the Merger Agreement, without the consent of BancorpSouth, if the board of directors of Ouachita Bancshares receives an unsolicited, bona fide alternative “acquisition proposal” (as defined in the Merger Agreement) and, under certain terms and conditions, determines that it is a superior proposal to that of the Merger Agreement and that the failure to accept such proposal would cause the board of directors to violate its fiduciary duties under applicable law; but Ouachita Bancshares must notify BancorpSouth of the superior proposal at least five business days before terminating the Merger Agreement, during which time BancorpSouth has the right to adjust the terms and conditions of the Merger Agreement so that the superior proposal no longer constitutes a superior proposal.

In addition, BancorpSouth may terminate the Merger Agreement, without the consent of Ouachita Bancshares, if any required regulatory approval is obtained subject to restrictions or conditions on the operations of Ouachita Bancshares, the Bank, BancorpSouth or BancorpSouth Bank that are reasonably unacceptable to BancorpSouth.

BancorpSouth also has the right to terminate the Merger Agreement on or prior to April 8, 2014, if the results of any environmental inspections or surveys of Ouachita Bancshares properties identify certain potential or current violations of environmental laws or environmental law requires certain remedial or clean up action that could have a material adverse effect on Ouachita Bancshares.

BancorpSouth may also terminate the Merger Agreement if Ouachita Bancshares has materially breached its non-solicitation obligations contained in the Merger Agreement in a manner adverse to BancorpSouth, the board of Ouachita Bancshares resolves to accept a competing acquisition proposal or the board of Ouachita Bancshares changes its recommendation regarding the merger.

Termination Fee (Page 47)

If the Merger Agreement is terminated by:

•	BancorpSouth because Ouachita Bancshares materially breaches the non-solicitation obligations set forth in the Merger Agreement in a manner adverse to BancorpSouth;

•	BancorpSouth because Ouachita Bancshares’ board of directors resolves to accept another acquisition proposal;

•	BancorpSouth because Ouachita Bancshares’ board of directors withdraws, amends or modifies, in any manner adverse to BancorpSouth, its recommendation or approval of the Merger Agreement or the merger; or

•	Ouachita Bancshares because Ouachita Bancshares’ board of directors receives an unsolicited, bona fide alternative acquisition proposal and, under certain terms and conditions, determines that it is a superior proposal to that of the Merger Agreement taking into account any adjustments made by BancorpSouth to the merger consideration, then, unless BancorpSouth is in material breach of any covenant or obligation under the Merger Agreement, Ouachita Bancshares will be required to pay BancorpSouth a termination fee of $4,500,000 plus up to $500,000 for BancorpSouth’s expenses related to the merger.

If either BancorpSouth or Ouachita Bancshares terminates the Merger Agreement:

•	after July 7, 2014 (or August 6, 2014, if regulatory approval has not been obtained by July 7, 2014), and if at the time of termination, the registration statement of which this proxy statement/prospectus is a part has been declared effective for at least 25 business days prior to such termination and Ouachita Bancshares has failed to call, give notice of, convene and hold the Ouachita Bancshares special meeting by such date, or

•	without regard to timing, if Ouachita Bancshares’ shareholders do not approve the Merger Agreement and an acquisition proposal exists at the time of termination,

then, unless BancorpSouth is in material breach of any covenant or obligation under the Merger Agreement, Ouachita Bancshares will be required to pay BancorpSouth up to $500,000 for its expenses related to the merger.

If either BancorpSouth or Ouachita Bancshares terminates the Merger Agreement, and within 12 months of termination of the Merger Agreement Ouachita Bancshares enters into an acquisition agreement with a third party:

•	after July 7, 2014 (or August 6, 2014, if regulatory approval has not been obtained by July 7, 2014), and if at the time of termination, Ouachita Bancshares’ shareholders have not approved the Merger Agreement, or

•	without regard to timing, if Ouachita Bancshares’ shareholders do not approve the Merger Agreement and an acquisition proposal exists at the time of termination,

then, unless BancorpSouth is in material breach of any covenant or obligation under the Merger Agreement, Ouachita Bancshares will be required to pay BancorpSouth a termination fee of $4,500,000 plus up to $500,000 for BancorpSouth’s expenses related to the merger.

Comparative Per Share Market Price Information (Page 19)

Shares of BancorpSouth common stock are listed on the New York Stock Exchange under the symbol “BXS.” On January 7, 2014, the last full trading day prior to the public announcement of the merger, the closing sales price of BancorpSouth common stock was $24.76 per share. On March 3, 2014, the last practicable trading day before the distribution of this Proxy Statement/Prospectus, the closing sales price of BancorpSouth common stock was $24.00 per share. The market price of BancorpSouth common stock is expected to fluctuate prior to and after completion of the merger. You should obtain current market quotations for the shares of BancorpSouth common stock from a newspaper, the Internet or your broker.

There is no established public trading market for shares of Ouachita Bancshares common stock, which is inactively traded in private transactions. Since April 2011, there have been approximately 50 transactions with respect to Ouachita Bancshares common stock, including redemptions by Ouachita Bancshares and transactions by affiliates. The per share sales price for these trades has ranged from a low of $60.75 to a high of $74.00.

Comparison of Rights of Shareholders (Page 54)

At the effective time of the merger, Ouachita Bancshares shareholders who receive shares of BancorpSouth common stock will automatically become BancorpSouth shareholders. BancorpSouth is a Mississippi corporation governed by provisions of the Mississippi Business Corporation Act and BancorpSouth’s restated articles of incorporation, as amended, and amended and restated bylaws, as amended. Ouachita Bancshares is a Louisiana corporation governed by provisions of the Louisiana Business Corporation Law, and Ouachita Bancshares’ Articles of Incorporation and Bylaws. See “COMPARISON OF RIGHTS OF SHAREHOLDERS.”

Subsequent Execution of Agreement and Plan of Reorganization by and between Central Community and BancorpSouth (Page 38)

On January 22, 2014, BancorpSouth announced that it entered into a definitive agreement to acquire Central Community and its subsidiary bank, First State Bank Central Texas, a Texas state-chartered bank with total assets of $1.3 billion, total loans of $555.5 million and total deposits of $1.1 billion as of December 31, 2013. First State Bank Central Texas is a full service commercial bank with thirty-one locations throughout central Texas.

Under the terms of the definitive agreement, Central Community stockholders will receive an aggregate of $28,500,000 in cash and 7,250,000 shares of BancorpSouth common stock for all outstanding shares of Central Community common stock. The merger has been approved by the boards of directors of both BancorpSouth and Central Community and is expected to close during the second quarter of 2014. The transaction is subject to certain conditions, including the approval by stockholders of Central Community and customary regulatory approvals.

RISK FACTORS

The merger involves a number of risks. In addition to the risks described below, the combined companies will continue to be subject to the risks described in the documents that BancorpSouth has filed with the SEC that are incorporated by reference into this Proxy Statement/Prospectus, including without limitation BancorpSouth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and BancorpSouth’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013. If any of the risks described below or in the documents incorporated by reference into this Proxy Statement/Prospectus actually occur, the business, financial condition, results of operations or cash flows of the combined companies could be materially adversely affected. The risks below should be considered along with the other information included or incorporated by reference into this Proxy Statement/Prospectus. You should keep these risk factors in mind when you read forward-looking statements in this document and in the documents incorporated by reference into this document. Please refer to the section of this Proxy Statement/Prospectus titled “Cautionary Statement Concerning Forward-Looking Information.”

Because the market price of BancorpSouth common stock will fluctuate, you cannot be sure of the value of the stock consideration you may receive.

Upon completion of the merger, each share of Ouachita Bancshares common stock will be converted into the right to receive the per share merger consideration set forth in the Merger Agreement. The implied value of the consideration that you receive will be based on the number of shares of Ouachita Bancshares common stock you own and the market price of BancorpSouth common stock. The market price of BancorpSouth common stock may increase or decrease before or after completion of the merger and, therefore, the implied value of the stock consideration may vary from the implied value of the stock consideration on the date we announced the merger, the date that this Proxy Statement/Prospectus was mailed to Ouachita Bancshares shareholders and the date of the special meeting of the Ouachita Bancshares shareholders, subject to the pricing collar set forth in the Merger Agreement. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. Accordingly, at the time of the Ouachita Bancshares special meeting, you will not necessarily know or be able to calculate the exact value of the per share merger consideration you would receive upon completion of the merger.

We may fail to achieve the anticipated benefits of the merger.

BancorpSouth and Ouachita Bancshares have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger.

BancorpSouth may fail to realize the cost savings estimated for the merger.

Although BancorpSouth estimates that it will realize cost savings from the merger when fully phased in, it is possible that the estimates of the potential cost savings could turn out to be incorrect. For example, the combined purchasing power may not be as strong as expected, and therefore the cost savings could be reduced. In addition, unanticipated growth in BancorpSouth’s business may require BancorpSouth to continue to operate or maintain some facilities or support functions that are currently expected to be combined or reduced. The cost savings estimates also depend on our ability to combine the businesses of BancorpSouth and Ouachita Bancshares in a manner that permits those costs savings to be realized. If the estimates turn out to be incorrect or BancorpSouth is not able to combine the two companies successfully, the anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected.

The market price of shares of BancorpSouth common stock after the merger may be affected by factors different from those affecting shares of Ouachita Bancshares or BancorpSouth currently.

The businesses of BancorpSouth and Ouachita Bancshares differ in some respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of each of BancorpSouth and Ouachita Bancshares. For a discussion of the businesses of BancorpSouth and Ouachita Bancshares and of certain factors to consider in connection with those businesses, see “INFORMATION ABOUT BANCORPSOUTH” and “INFORMATION ABOUT OUACHITA BANCSHARES” beginning on pages 50 and 51, respectively.

The executive officers and directors of Ouachita Bancshares have interests different from typical Ouachita Bancshares shareholders.

The executive officers and directors of Ouachita Bancshares have certain interests in the merger and participate in certain arrangements that are different from, or are in addition to, those of Ouachita Bancshares shareholders generally, and are further bound to vote in favor of the merger pursuant to the voting agreement. See “THE MERGER – Interests of Certain Persons in the Merger.” As a result, these executive officers and directors could be more likely to approve the Merger Agreement than if they did not hold these interests and were not bound by the provisions of the voting agreement.

Former shareholders of Ouachita Bancshares will be limited in their ability to influence BancorpSouth’s actions and decisions following the merger.

Following the merger, former shareholders of Ouachita Bancshares will hold less than four percent of the outstanding shares of BancorpSouth common stock. As a result, former Ouachita Bancshares shareholders will have only limited ability to influence BancorpSouth’s business. Former Ouachita Bancshares shareholders will not have separate approval rights with respect to any actions or decisions of BancorpSouth or have separate representation on BancorpSouth’s board of directors.

The merger may result in a loss of current Ouachita Bancshares employees.

Despite BancorpSouth’s efforts to retain quality employees, BancorpSouth might lose some of Ouachita Bancshares’ current employees following the merger. Current Ouachita Bancshares employees may not want to work for a larger, publicly-traded company instead of a smaller, privately-held company or may not want to assume different duties, positions and compensation that BancorpSouth offers to the Ouachita Bancshares employees. Competitors may recruit employees prior to the merger and during the integration process after the merger. As a result, current employees of Ouachita Bancshares could leave with little or no prior notice. BancorpSouth cannot assure you that the combined companies will be able to attract, retain and integrate employees following the merger.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated in the Merger Agreement may be completed, various approvals must be obtained from the bank regulatory and other governmental authorities. These governmental entities may impose conditions on the granting of such approvals. Such conditions and the process of obtaining regulatory approvals could have the effect of delaying completion of the merger or of imposing additional costs or limitations on BancorpSouth following the merger. The regulatory approvals may not be received at any time, may not be received in a timely fashion, and may contain conditions on the completion of the merger that are not anticipated or cannot be met. Although BancorpSouth and Ouachita Bancshares do not currently expect that any such material conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company following the merger.

The Merger Agreement limits Ouachita Bancshares’ ability to pursue an alternative transaction and requires Ouachita Bancshares to pay a termination fee plus expenses incurred by BancorpSouth under certain circumstances relating to alternative acquisition proposals.

The Merger Agreement prohibits Ouachita Bancshares from soliciting, initiating, encouraging or knowingly facilitating certain alternative acquisition proposals with any third party, subject to exceptions set forth in the Merger Agreement. The Merger Agreement also provides for the payment by Ouachita Bancshares to BancorpSouth of a termination fee of $4,500,000 plus BancorpSouth’s expenses up to a maximum of $500,000 in the event that the Merger Agreement is terminated in certain circumstances, involving, among others, certain changes in the recommendation of Ouachita Bancshares’ board of directors. These provisions may discourage a potential competing acquirer that might have an interest in acquiring Ouachita Bancshares from considering or proposing such an acquisition. See “THE MERGER AGREEMENT – Termination; Termination Fee” on page 47 of this prospectus/proxy statement.

The fairness opinion obtained by Ouachita Bancshares from its financial advisor will not reflect changes in circumstances subsequent to the date of the fairness opinion.

Sheshunoff & Co., Ouachita Bancshares’ financial advisor in connection with the proposed merger, has delivered to the board of directors of Ouachita Bancshares its opinion dated as of January 8, 2014. The opinion of Sheshunoff & Co. stated that as of such date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration was fair to the

Ouachita Bancshares shareholders from a financial point of view. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of BancorpSouth or Ouachita Bancshares, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which the opinion is based, may materially alter or affect the relative values of BancorpSouth and Ouachita Bancshares.

The combination and integration of both Ouachita Bancshares and Central Community may be more difficult, costly or time consuming than expected and some or all of the expected benefits of these acquisitions may not be realized.

On January 22, 2014, BancorpSouth announced that it had entered into a definitive agreement to acquire Central Community and its subsidiary bank, First State Bank Central Texas. First State Bank Central Texas is a full service commercial bank with thirty-one locations throughout central Texas. The transaction with Central Community, like the transaction with Ouachita Bancshares, is subject to certain conditions, including the approval by stockholders of Central Community and customary regulatory approvals.

BancorpSouth cannot provide assurance that Central Community will obtain stockholder approval for its merger into BancorpSouth, or that BancorpSouth will be successful in obtaining all required regulatory approvals for this proposed transaction. If BancorpSouth is not successful in obtaining required regulatory approvals, the acquisition of Central Community will not be completed. If such regulatory approvals are received, there can be no assurance as to the timing of those approvals or whether any conditions will be imposed that would result in certain closing conditions of the parties not being satisfied. In addition, if a condition of either party is not satisfied, that party may be able to terminate the agreement and, in such case, the merger would not be completed.

It is possible that the process of integrating the operations of both the Bank and First State Bank Central Texas into BancorpSouth Bank’s operations could result in the disruption of one or both of the acquired banks’ operations and the loss of the acquired banks’ customers and employees, and make it more difficult to achieve the intended benefits of these two mergers. Further, as with any merger of financial institutions, business disruptions may occur that cause customers to withdraw their deposits from the Bank or First State Bank Central Texas prior to the closing of the merger and from BancorpSouth Bank thereafter. The realization of the anticipated benefits of BancorpSouth’s acquisition of each of these banks depends in large part on BancorpSouth’s ability to integrate the operations of both the Bank and First State Bank Central Texas into BancorpSouth Bank’s operations, and to address any significant differences in business models and cultures. Moreover, the process of integrating the acquisitions of the Bank and First State Bank Central Texas, where both acquisitions are expected to be completed in the second quarter of 2014, may be more difficult, costly or time consuming than projected and divert resources away from other BancorpSouth operations. If BancorpSouth is not able to integrate the operations of the Bank and First State Bank Central Texas into BancorpSouth Bank’s operations successfully, some or all of the expected benefits of these acquisitions may not be realized.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF BANCORPSOUTH

The following table sets forth certain financial information with respect to BancorpSouth which is derived from the audited financial statements of BancorpSouth. You should read this information in conjunction with BancorpSouth’s consolidated financial statements and related notes included in BancorpSouth’s Annual Report on Form 10-K for the year ended December 31, 2013, which are incorporated by reference in this document and from which this information is derived. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 66.

	At or for the Year Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands, except per share amounts)
Earnings Summary:
Interest revenue	$449,507	$486,424	$537,853	$582,762	$615,414
Interest expense	50,558	71,833	102,940	141,620	170,515

Net interest revenue	398,949	414,591	434,913	441,142	444,899
Provision for credit losses	7,500	28,000	130,081	204,016	117,324

Net interest revenue, after provision for credit losses	391,449	386,591	304,832	237,126	327,575
Noninterest revenue	275,066	280,149	270,845	264,144	275,276
Noninterest expense	534,849	549,193	533,633	487,033	490,017

Income before income taxes	131,666	117,547	42,044	14,237	112,834
Income tax expense (benefit)	37,551	33,252	4,475	(8,705)	30,105

Net income	$94,115	$84,295	$37,569	$22,942	$82,729

Balance Sheet - Year-End Balances:
Total assets	$13,029,733	$13,397,198	$12,995,851	$13,615,010	$13,167,867
Total securities	2,466,989	2,434,032	2,513,518	2,709,081	1,993,594
Loans and leases, net of unearned income	8,958,015	8,636,989	8,870,311	9,333,107	9,775,136
Total deposits	10,773,836	11,088,146	10,955,189	11,490,021	10,677,702
Long-term debt	81,714	33,500	33,500	110,000	112,771
Total shareholders’ equity	1,513,130	1,449,052	1,262,912	1,222,244	1,276,296

Balance Sheet - Average Balances:
Total assets	13,068,568	13,067,276	13,280,047	13,304,836	13,203,659
Total securities	2,561,918	2,490,898	2,620,404	2,157,096	2,179,479
Loans and leases, net of unearned income	8,671,441	8,719,399	9,159,431	9,621,529	9,734,580
Total deposits	10,877,366	10,936,694	11,251,406	11,107,445	10,155,730
Long-term debt	53,050	33,500	66,673	111,547	290,582
Total shareholders’ equity	1,478,429	1,413,667	1,240,768	1,241,321	1,255,605

Common Share Data:
Basic earnings per share	$0.99	$0.90	$0.45	$0.28	$0.99
Diluted earnings per share	0.99	0.90	0.45	0.27	0.99
Cash dividends per share	0.12	0.04	0.14	0.88	0.88
Book value per share	15.89	15.33	15.13	14.64	15.29
Tangible book value per share	12.60	12.23	11.68	11.17	11.78
Dividend payout ratio	12.12	4.44	31.11	314.29	88.89

	At or for the Year Ended December 31,
	2013	2012	2011	2010	2009

Financial Ratios:
Return on average assets	0.72%	0.65%	0.28%	0.17%	0.63%
Return on average shareholders’ equity	6.37%	5.96%	3.03%	1.85%	6.59%
Total shareholders’ equity to total assets	11.61%	10.82%	9.72%	8.98%	9.69%
Tangible shareholders’ equity to tangible assets	9.44%	8.83%	7.67%	7.00%	7.63%
Net interest margin-fully taxable equivalent	3.43%	3.57%	3.69%	3.70%	3.77%

Credit Quality Ratios:
Net charge-offs to average loans and leases	0.22%	0.67%	1.44%	1.90%	0.76%
Provision for credit losses to average loans and leases	0.09%	0.32%	1.42%	2.12%	1.21%
Allowance for credit losses to net loans and leases	1.71%	1.90%	2.20%	2.11%	1.80%
Allowance for credit losses to NPLs	127.27%	70.42%	60.55%	49.93%	94.41%
Allowance for credit losses to NPAs	80.76%	48.83%	39.33%	37.31%	71.64%
NPLs to net loans and leases	1.34%	2.70%	3.63%	4.23%	1.91%
NPAs to net loans and leases	2.12%	3.90%	5.59%	5.65%	2.51%

Capital Ratios:
Tier 1 capital	12.99%	13.77%	11.77%	10.61%	11.17%
Total capital	14.25%	15.03%	13.03%	11.87%	12.42%
Tier 1 leverage capital	9.93%	10.25%	8.85%	8.07%	8.95%

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF OUACHITA BANCSHARES

The following table sets forth selected historical financial data of Ouachita Bancshares. The selected historical financial data as of and for each of the four years ended December 31, 2012 is derived from Ouachita Bancshares’ audited financial statements. The selected historical financial data as of and for the year ended December 31, 2013 is derived from Ouachita Bancshares’ unaudited financial statements, but Ouachita Bancshares’ management believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations as of the dates and for the periods indicated. You should not assume that the results of operations for past periods and for any interim period indicate results for any future period.

	As of and for the Years Ended December 31,
	2013	2012	2011	2010	2009
		(In thousands, except per share data)
	(unaudited)
Statements of Earnings Data:
Interest income	$28,289	$27,230	$25,209	$23,576	$21,744
Interest expense	3,367	4,096	4,199	4,175	5,111

Net interest income	24,922	23,134	21,010	19,401	16,633
Provision for possible credit losses	549	1,038	753	715	570

Net interest income after provision for possible credit losses	24,373	22,096	20,257	18,686	16,063
Noninterest income	6,361	7,166	6,461	6,977	6,359
Noninterest expense	19,771	19,226	17,851	17,465	15,960

Earnings (loss) before income taxes	10,963	10,036	8,867	8,198	6,463
Provision for income tax expense	0	0	0	0	0

Net earnings (loss)	$10,963	$10,036	$8,867	$8,198	$6,463

Per Share Data:
Basic earnings (loss) per share	$13.26	$11.76	$10.42	$9.71	$7.66
Diluted earnings (loss) per share	$13.04	$11.38	$9.93	$9.20	$7.26
Book value per share	$63.25	$61.70	$54.54	$42.39	$36.83
Weighted average shares outstanding	826,997	853,091	850,676	844,242	843,559
Shares outstanding at end of period	838,772	831,288	854,284	850,484	845,904

Balance Sheet Data (at period end):
Total assets	$652,475	$622,232	$567,658	$481,130	$444,517
Securities	118,859	118,684	117,894	101,859	79,118
Loans	477,768	443,340	375,412	323,718	303,338
Allowance for possible credit losses	5,280	4,852	3,983	3,293	2,731
Deposits	549,665	511,425	471,411	409,768	373,778
Shareholders’ equity	53,053	51,294	46,596	36,050	31,158

	As of and for the Years Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands, except per share data)
	(unaudited)
Average Balance Sheet Data:
Total assets	$643,471	$603,712	$526,827	$471,517	$422,142
Securities	116,695	118,186	108,537	90,651	74,422
Loans	459,104	406,551	343,581	318,265	292,193
Deposits	534,423	497,180	441,762	393,336	353,476
Shareholders’ equity	48,396	43,607	37,681	31,425	26,276

Performance Ratios:
Return on average assets(1)	1.16%	1.23%	1.26%	1.18%	1.04%
Return on average equity(2)	15.40%	15.65%	15.95%	17.74%	16.73%
Net interest margin	4.10%	4.04%	4.24%	4.50%	4.30%
Efficiency ratio(3)	63.47%	63.54%	65.04%	66.32%	70.13%

Asset Quality Ratios(4):
Nonperforming assets to total loans and other real estate	0.86%	0.52%	0.56%	0.15%	0.15%
Net charge-offs to average loans	0.03%	0.04%	0.02%	0.05%	0.08%
Allowance for possible credit losses to period-end loans	1.11%	1.09%	1.06%	1.02%	0.90%
Allowance for possible credit losses to nonperforming loans(5)	149.91%	222.06%	189.67%	681.78%	600.22%

Capital Ratios(4):
Leverage ratio	7.95%	7.38%	7.33%	6.94%	6.31%
Average shareholders’ equity to average total assets	7.52%	7.22%	7.15%	6.66%	6.22%
Tier 1 risk-based capital ratio	10.33%	9.57%	10.02%	9.53%	8.37%
Total risk-based capital ratio	14.90%	14.35%	15.34%	10.45%	9.19%

(1)	Tax equivalent return on assets using a 32% tax rate for years 2009 through 2013. The bank elected S corporation status effective 1/1/2009.
(2)	Calculated using average equity less the accumulated other comprehensive income which consists of the unrealized gains and losses on securities. Tax equivalent return on equity using a 32% tax rate for years 2009 through 2013. The bank elected S corporation status effective 1/1/2009.
(3)	Calculated by dividing total noninterest expense by net interest income plus noninterest income, excluding gains and losses on securities and other assets. Additionally, provision for loan loss and taxes are not part of this calculation.
(4)	At period end, except for net charge-offs to average loans and average shareholders’ equity to average total assets, which is for periods ended on such dates.
(5)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more, and any other loan management deems to be nonperforming.
(6)	Extraordinary adjustments to deferred tax asset and liabilities were also incurred on the books to convert to a S corporation status effective 1/1/2009.

COMPARATIVE PER SHARE DATA

The following table shows (1) the market values of BancorpSouth common stock on January 7, 2014, the business day prior to the announcement of the proposed merger, and on March 3, 2014, the most recent date practicable preceding the date of this Proxy Statement/Prospectus and (2) the equivalent pro forma value of a share of Ouachita Bancshares common stock at such dates based on the value of the consideration to be received in the merger with respect to each share. Historical market value information regarding Ouachita Bancshares common stock is not provided because there is no active market for Ouachita Bancshares common stock. Based on 852,372 shares of Ouachita Bancshares common stock that are expected to be exchanged in the merger (assuming the exercise of all outstanding options to purchase Ouachita Bancshares common stock), holders of Ouachita Bancshares common stock will receive 4.3115 shares of BancorpSouth common stock (plus cash in lieu of a fractional share) and $26.84 in cash, subject to adjustment under certain circumstances as provided in the Merger Agreement, for each share of Ouachita Bancshares common stock they own. As described in more detail herein, management of Ouachita Bancshares does not expect that the cash portion of the merger consideration will be reduced. The market price of BancorpSouth common stock will fluctuate prior to the completion of the merger and the market value of the merger consideration ultimately received by holders of Ouachita Bancshares common stock will depend on the average closing price of BancorpSouth common stock for the ten consecutive trading days ending on and including the fifth trading day preceding the closing date, as well as any adjustment to the cash portion of the merger consideration as a result of Ouachita Bancshares’ equity capital at closing. Therefore, Ouachita Bancshares shareholders will not know the exact market value of the merger consideration they will receive when they vote on the Merger Agreement.

	BancorpSouth Common Stock(1)		Equivalent Pro Forma Value Per Share of Ouachita Bancshares Common Stock(2)
January 7, 2014	$24.76	(3)	$133.59	(3)
March 3, 2014	$24.00		$130.32

(1)	Represents the closing price of BancorpSouth common stock on the New York Stock Exchange.
(2)	Represents the historical market value per share of BancorpSouth common stock multiplied by the assumed exchange ratio of 4.3115 and adding the per share cash consideration of $26.84, which does not reflect any adjustment of the cash consideration as a result of the pricing collar or the Ouachita Bancshares’ equity capital being less than $50,000,000 less the amount of the Retained Earnings Dividend. The value assumes the exercise of all outstanding options to purchase Ouachita Bancshares common stock pursuant to the Merger Agreement and further assumes no Retained Earnings Dividend. The value does not reflect cash to be paid in lieu of fractional shares and is rounded to two decimals.
(3)	The closing price of BancorpSouth common stock on January 7, 2014 would produce an aggregate merger consideration in excess of the pricing collar described elsewhere in this Proxy Statement/Prospectus and would accordingly result in a downward adjustment of the merger consideration in accordance with the Merger Agreement if such value was equal to the average closing price of BancorpSouth common stock for the ten consecutive trading days ending on and including the fifth trading day preceding the closing date. The per share value of BancorpSouth common stock received by Ouachita Bancshares shareholders will not exceed $131.39 because of the pricing collar.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Proxy Statement/Prospectus contains certain forward-looking statements about the financial condition, results of operations and business of BancorpSouth and Ouachita Bancshares and about the combined companies following the merger. These statements concern the cost savings, revenue enhancements and other advantages the companies expect to obtain from the merger, the anticipated impact of the merger on BancorpSouth’s financial performance, tax consequences and accounting treatment of the merger, receipt of regulatory approvals, market prices of BancorpSouth common stock and earnings estimates for the combined company. These statements appear in several sections of this Proxy Statement/Prospectus, including “SUMMARY” and “THE MERGER – Reasons for the Merger.” Also, the forward-looking statements generally include any of the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” “should,” “will,” “may” or “plans” or similar expressions.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of BancorpSouth and Ouachita Bancshares, and of the combined companies, may differ materially from those expressed in these forward-looking statements. Many of the factors that could influence or determine actual results are unpredictable and not within the control of BancorpSouth or Ouachita Bancshares. In addition, neither BancorpSouth nor Ouachita Bancshares intends to, nor are they obligated to, update these forward-looking statements after this Proxy Statement/Prospectus is distributed, even if new information, future events or other circumstances have made them incorrect or misleading as of any future date. For all of these statements, BancorpSouth claims the protection of the safe harbor for forward-looking statements provided in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934.

Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others, the following possibilities:

•	The market price of BancorpSouth common stock may be lower than expected;

•	BancorpSouth and Ouachita Bancshares may fail to achieve the anticipated benefits of the merger;

•	The market price of BancorpSouth common stock after the merger may be affected by factors different from those affecting shares of Ouachita Bancshares or BancorpSouth currently;

•	The executive officers and directors of Ouachita Bancshares have interests different from typical Ouachita Bancshares shareholders;

•	Former shareholders of Ouachita Bancshares will be limited in their ability to influence BancorpSouth’s actions and decisions following the merger;

•	The merger may result in a loss of current Ouachita Bancshares employees;

•	Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met;

•	The Merger Agreement limits Ouachita Bancshares’ ability to pursue an alternative transaction and requires Ouachita Bancshares to pay a termination fee plus expenses incurred by BancorpSouth under certain circumstances relating to alternative acquisition proposals;

•	BancorpSouth’s actual cost savings resulting from the merger with Ouachita Bancshares or the Central Community merger are less than expected, BancorpSouth is unable to realize those cost savings as soon as expected or BancorpSouth incurs additional or unexpected costs;

•	The risk that the business of BancorpSouth Bank and each of the Bank and First State Bank Central Texas will not be integrated successfully, or such integration may be more difficult, time-consuming or costly than expected; and

•	The failure of Central Community’s shareholders to approve the Central Community merger agreement.

THE SPECIAL MEETING

General

This Proxy Statement/Prospectus is first being mailed on or about March 10, 2014, to all persons who were Ouachita Bancshares shareholders on February 28, 2014.

Along with this Proxy Statement/Prospectus, Ouachita Bancshares shareholders are being provided with a Notice of Special Meeting and form of proxy card for use at the special meeting of Ouachita Bancshares shareholders and at any adjournments or postponements of that meeting.

At the Ouachita Bancshares special meeting, Ouachita Bancshares shareholders will consider and vote on a proposal to approve an Agreement and Plan of Reorganization, dated as of January 8, 2014, between Ouachita Bancshares and BancorpSouth, which provides for the merger of Ouachita Bancshares with and into BancorpSouth.

The special meeting of Ouachita Bancshares shareholders will be held at the following time and place:

April 8, 2014

2:00 p.m. (Central Time)

Bayou DeSiard Country Club

3501 Forsythe Avenue

Monroe, Louisiana 71201

Proxies

We encourage Ouachita Bancshares shareholders to promptly vote their proxies by completing, signing, dating and returning the enclosed proxy card, solicited by Ouachita Bancshares’ board of directors, whether or not they are able to attend the Ouachita Bancshares special meeting in person.

An Ouachita Bancshares shareholder may revoke any proxy given in connection with this solicitation by:

•	delivering to Ouachita Bancshares a written notice revoking the proxy prior to the taking of the vote at the Ouachita Bancshares special meeting;

•	delivering a duly executed proxy relating to the same shares bearing a later date; or

•	attending the meeting and voting in person (attendance at the Ouachita Bancshares special meeting without voting at the meeting will not in and of itself constitute a revocation of a proxy).

Revocation of proxy by written notice or execution of a new proxy bearing a later date should be submitted to:

Ouachita Bancshares Corp.

909 North 18th Street

Monroe, Louisiana 71201

Attention: Corporate Secretary

For a notice of revocation or later proxy to be valid, however, Ouachita Bancshares must receive it prior to the vote of Ouachita Bancshares shareholders at the Ouachita Bancshares special meeting. Ouachita Bancshares will vote all shares of Ouachita Bancshares common stock represented by valid proxies received through this solicitation and not revoked before they are exercised in the manner described above.

Ouachita Bancshares is currently unaware of any other matters that may be presented for action at the Ouachita Bancshares special meeting. If other matters do properly come before the Ouachita Bancshares special meeting, then shares of Ouachita Bancshares common stock represented by proxies will be voted (or not voted) by the persons named in the proxies in their discretion.

Please do not forward your Ouachita Bancshares stock certificates and letter of transmittal with your proxy card. Stock certificates and letters of transmittal should be returned to the exchange agent in accordance with the instructions contained in the letters of transmittal.

Solicitation of Proxies

Ouachita Bancshares will bear the costs of printing and mailing this Proxy Statement/Prospectus and BancorpSouth will bear the costs of filing BancorpSouth’s registration statement on Form S-4 with the SEC.

If necessary, Ouachita Bancshares may use several of its employees, who will not be specially compensated, to solicit proxies from Ouachita Bancshares shareholders, either personally or by telephone, facsimile or mail.

Record Date and Voting Rights

Ouachita Bancshares’ board of directors has fixed February 28, 2014 as the record date for the determination of Ouachita Bancshares shareholders entitled to receive notice of and to vote at Ouachita Bancshares’ special meeting of shareholders. Accordingly, only Ouachita Bancshares shareholders of record at the close of business on February 28, 2014 will be entitled to notice of and to vote at the Ouachita Bancshares special meeting. At the close of business on Ouachita Bancshares’ record date, there were 846,772 shares of Ouachita Bancshares common stock entitled to vote at the Ouachita Bancshares special meeting held by approximately 145 holders of record, and the executive officers and directors of Ouachita Bancshares beneficially owned 34.07% of the outstanding shares of Ouachita Bancshares common stock.

The presence, in person or by proxy, of a majority of the votes entitled to be cast by the shareholders of Ouachita Bancshares common stock is necessary to constitute a quorum at the special meeting. Each share of Ouachita Bancshares common stock outstanding on Ouachita Bancshares’ record date entitles its holder to one vote as to the approval of the Merger Agreement or any other proposal that may properly come before Ouachita Bancshares’ special meeting.

For purposes of determining the presence or absence of a quorum for the transaction of business, Ouachita Bancshares will count shares of Ouachita Bancshares common stock present in person at the special meeting but not voting as present at the special meeting. Abstentions and broker non-votes will also be counted as present at the Ouachita Bancshares special meeting for purposes of determining whether a quorum exists.

Under Louisiana law, the Merger Agreement must be approved by two-thirds (2/3) of all the votes entitled to be cast by shareholders of Ouachita Bancshares unless the Articles of Incorporation of Ouachita Bancshares provide otherwise. The Articles of Incorporation of Ouachita Bancshares provide that the Merger Agreement must be approved by the holders of more than fifty percent (50%) of the outstanding shares of Ouachita Bancshares common stock, present in person or by proxy at the special meeting. Because approval of the Merger Agreement requires approval based on all the votes present in person or by proxy at the special meeting, an abstention or a broker non-vote will have the same effect as a vote “against” approval of the Merger Agreement. Accordingly, Ouachita Bancshares’s board of directors urges Ouachita Bancshares shareholders to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage paid business reply envelope.

Recommendation of Board of Directors

Ouachita Bancshares’ board of directors has approved the Merger Agreement. Ouachita Bancshares’ board of directors believes that the merger is in the best interests of Ouachita Bancshares and Ouachita Bancshares shareholders and recommends that Ouachita Bancshares shareholders vote “FOR” approval of the Merger Agreement. The determination of Ouachita Bancshares’ board of directors with respect to the merger is based on a number of factors, as described in this Proxy Statement/Prospectus. See “THE MERGER – Reasons for the Merger; Recommendation of the Board of Directors.”

Dissenters’ Rights

Shareholders of Ouachita Bancshares who do not wish to accept BancorpSouth common stock in the merger will be entitled under the Louisiana Business Corporation Law to receive the “fair cash value” of their shares if the merger is effected upon the approval of the holders of less than 80% of the outstanding shares of Ouachita Bancshares common stock. This right to dissent is subject to a number of restrictions and technical requirements.

Any Ouachita Bancshares shareholder who wishes to exercise dissenters’ rights, or who wishes to preserve his or her right to do so, should carefully review Section 131 of the Louisiana Business Corporation Law, a copy of which is attached as Annex B to this Proxy Statement/Prospectus, and the section entitled “THE MERGER – Dissenters’ Rights.”

Certain Matters Relating to Proxy Materials

The rules regarding delivery of proxy statements may be satisfied by delivering a single proxy statement to an address shared by two or more shareholders. This method of delivery is referred to as “householding” and can result in meaningful cost savings. In order to take advantage of this opportunity, we may deliver only one proxy statement to certain multiple shareholders who share an address, unless we have received contrary instructions from one or more of the shareholders. We undertake to deliver promptly upon request a separate copy of the proxy statement, as requested, to a shareholder at a shared address to which a single copy of these documents was delivered. If you hold Ouachita Bancshares common stock as a registered shareholder and prefer to receive separate copies of a proxy statement, please call (318) 338-3777 or send a written request to:

Ouachita Bancshares Corp.

909 North 18th Street

Monroe, Louisiana 71201

Attention: Corporate Secretary

If your Ouachita Bancshares common stock is held through a broker or bank and you prefer to receive separate copies of a proxy statement, please contact such broker or bank.

THE MERGER

The discussion in this Proxy Statement/Prospectus of the merger of Ouachita Bancshares into BancorpSouth does not purport to be complete and is qualified by reference to the full text of the Merger Agreement and the other annexes attached to, and incorporated by reference into, this Proxy Statement/Prospectus.

Description of the Merger

At the effective time, Ouachita Bancshares will merge with and into BancorpSouth, with BancorpSouth being the surviving corporation following the merger. It is anticipated that immediately following the merger of Ouachita Bancshares and BancorpSouth, the Bank will merge with and into BancorpSouth Bank, with BancorpSouth Bank being the surviving bank. Ouachita Bancshares shareholders, other than Ouachita Bancshares shareholders who properly exercise their rights to dissent from the merger, will be entitled to receive the per share merger consideration in exchange for each share of Ouachita Bancshares common stock they own.

BancorpSouth will not issue any fractional shares of BancorpSouth common stock. In lieu of the issuance of any fractional shares, BancorpSouth will pay each former holder of Ouachita Bancshares common stock otherwise entitled to receive a fractional share an amount of cash determined by multiplying the (i) average of the closing price per share of BancorpSouth common stock on the New York Stock Exchange for the ten consecutive trading days ending on and including the fifth trading day preceding the closing date of the merger by (ii) fraction of a share of BancorpSouth common stock which such holder would otherwise be entitled to receive pursuant to the terms of the Merger Agreement.

Louisiana law permits Ouachita Bancshares shareholders to dissent from the merger and to receive the fair value of their shares of Ouachita Bancshares common stock in cash unless 80% of the outstanding shares of Ouachita Bancshares common stock are voted in favor of the merger, in which case no Ouachita Bancshares shareholder will be entitled to dissenters’ rights under Louisiana law. To dissent, a Ouachita Bancshares shareholder must follow certain procedures, including filing certain notices with Ouachita Bancshares and voting his or her shares against the Merger Agreement. The shares of Ouachita Bancshares common stock held by a dissenter will not be exchanged for the per share merger consideration in the merger and a dissenter’s only right will be to receive the appraised fair value of his or her shares of Ouachita Bancshares common stock in cash. For a discussion of the procedures that dissenting shareholders must follow to properly exercise their rights, please see “THE MERGER – Dissenters’ Rights.”

Background of the Merger

Ouachita Bancshares, from time to time in recent years, has considered the strategic options available to it – as an independent bank, as an acquirer and consolidator in the Louisiana market, or as a party to a merger with another institution. The steady growth trajectory of Ouachita Bancshares since its inception in 1997, however, resulted in the principal executives and the board of directors of Ouachita Bancshares electing to continue an organic growth pattern with no attempt to merge with or acquire other institutions.

The stable Ouachita Bancshares shareholder base had held its illiquid stock in some cases since 1997. Recently, however, the principal executives and the board of directors began to consider ways to provide liquidity for the Ouachita Bancshares shareholders and give Ouachita Bancshares better size and scale to pursue growth. The health of Ouachita Bancshares and its core markets led Ouachita Bancshares’s leadership to consider a merger as one avenue to achieve that goal.

On October 25, 2012, Ouachita Bancshares’s chairman met the managing director of Sheshunoff & Co.,which is sometimes referred to herein as Sheshunoff, at the “Way Forward” conference in New Orleans organized by the Louisiana Bankers Association. Following this conference, Ouachita Bancshares invited representatives of Sheshunoff to a meeting of the Ouachita Bancshares’ board on December 15, 2012, to discuss the state of the banking market. At this meeting, Sheshunoff provided information on recent merger transactions that were underway throughout the Southwest and recent bank transaction pricing.

In January 2013, Ouachita Bancshares’s chairman attended the annual “Acquire or Be Acquired” conference in Scottsdale, Arizona where he met with representatives from Sheshunoff and attended various sessions over three days relating to a variety of topics relating to community bank merger transactions. Subsequent to the conference, Sheshunoff prepared a more detailed survey of current bank merger and acquisition trends and a preliminary valuation of Ouachita Bancshares stock relative to comparable recent transactions in both the Southwest region and the overall U.S. market. Sheshunoff also provided information to the principal executives of Ouachita Bancshares on pricing multiples of comparable public companies in the region and in the United States. This presentation contemplated a wide range of valuations applicable to Ouachita Bancshares, and Sheshunoff and the principal executives discussed important factors to consider when narrowing the choices facing Ouachita Bancshares. The result of this discussion was a request from the principal executives for Sheshunoff to provide an introduction to BancorpSouth should BancorpSouth be interested in a possible transaction with Ouachita Bancshares.

On March 27, 2013, Sheshunoff arranged a meeting in Monroe between representatives of BancorpSouth and members of the M&A Committee of Ouachita Bancshares. In this meeting, BancorpSouth expressed a desire to further explore a possible merger with Ouachita Bancshares and also outlined how such a merger would fit into BancorpSouth’s overall strategic plan. On April 5, 2013, BancorpSouth executed a confidentiality agreement with Ouachita Bancshares which facilitated the sharing of certain nonpublic data with BancorpSouth for BancorpSouth’s use in preparing an expression of interest.

On June 5, 2013, following several conversations between Ouachita Bancshares, BancorpSouth and Sheshunoff, BancorpSouth submitted a written expression of interest to acquire Ouachita Bancshares. On June 6, 2013, Sheshunoff met with the full board of Ouachita Bancshares to thoroughly review and discuss the expression of interest. In this meeting the board reviewed the projected performance of Ouachita Bancshares over the next several years as well as comparable data of similar merger transactions throughout the country and region. Following much discussion and analysis, the board determined that the offer from BancorpSouth was below the threshold needed to adequately compensate the Ouachita Bancshares shareholders for forgoing the expected returns from continuing to run Ouachita Bancshares as a stand-alone company.

Over the next few months the price of BancorpSouth’s common stock price rose significantly and BancorpSouth senior executives continued to communicate to Sheshunoff an interest in a possible merger with Ouachita Bancshares. On October 24, 2013, representatives from Ouachita Bancshares, BancorpSouth and Sheshunoff met socially at the Strategic Opportunities Conference hosted by the Louisiana Bankers Association in New Orleans. In these conversations it was determined that given the rise in BancorpSouth’s common stock price, the senior management of both Ouachita Bancshares and BancorpSouth thought it was time to revisit the possibility of a merger.

On November 19, 2013, Ouachita Bancshares executed an engagement letter with Sheshunoff to serve as its exclusive financial advisor in discussions with BancorpSouth regarding a possible merger. After receiving updated financial information from Ouachita Bancshares, BancorpSouth submitted a revised expression of interest on November 21, 2013, offering 3,675,000 shares of BancorpSouth common stock and $22,875,000 in cash with a total value of approximately $109 million.

Between November 25, 2013 and December 20, 2013, BancorpSouth conducted due diligence on Ouachita Bancshares, involving numerous discussions between the parties on various matters related to the transaction. Beginning on December 16 and through December 20, 2013, BancorpSouth executives visited Monroe to conduct onsite diligence and to hold more in-depth discussions with Ouachita Bancshares’s senior executives and lenders.

On December 21, 2013, BancorpSouth provided Ouachita Bancshares and its advisors with an initial draft of a definitive merger agreement. The parties discussed various legal and business points related to this agreement through the remainder of December.

On January 8, 2014, the Ouachita Bancshares board of directors met with its legal and financial advisors to discuss the agreement, which was in its substantially final form. The board of directors heard a detailed presentation from legal counsel on the agreement and the terms of the merger. The board of directors further heard a presentation from Sheshunoff on the financial aspects of the transaction, BancorpSouth’s financial condition, BancorpSouth’s background and the record of its common stock in the public markets. Finally, the board of directors received an overview of Sheshunoff’s fairness analysis on the transaction and Sheshunoff’s verbal opinion that the transaction, as proposed, was fair to Ouachita Bancshares shareholders from a financial point of view.

On January 8, 2014, Ouachita Bancshares’ board of directors approved, and Ouachita Bancshares executed, the definitive agreement. Sheshunoff also provided its written fairness opinion, a copy of which is attached as Annex C to this Proxy Statement/Prospectus, on January 8, 2014.

Also on January 8, 2014, BancorpSouth’s board of directors met in a special meeting to consider the proposed merger between Ouachita Bancshares and BancorpSouth and the terms of the proposed Merger Agreement. The BancorpSouth board of directors discussed the merger with its legal counsel and management. After further discussion among the directors, the Merger Agreement was approved by BancorpSouth’s board of directors. BancorpSouth publicly announced the proposed merger that day, following the close of the U.S. financial markets.

Reasons for the Merger; Recommendation of the Board of Directors

The merger will combine the strengths of BancorpSouth and Ouachita Bancshares and their subsidiary banks. BancorpSouth has an established presence in Monroe-West Monroe and Shreveport-Bossier, Louisiana with plans to significantly enhance its market share in those markets. Joining with BancorpSouth will provide Ouachita Bancshares’ customers opportunities offered by a large, resourceful, community-minded bank. BancorpSouth has been actively seeking other banking locations in the Monroe-West Monroe, Shreveport-Bossier and Bastrop areas to expand its presence in Louisiana, particularly in the Interstate 20 corridor in Louisiana. The proposed merger with Ouachita Bancshares accelerates BancorpSouth’s opportunity to grow in Louisiana and brings to BancorpSouth’s team a number of outstanding bankers. BancorpSouth currently operates 292 commercial banking, mortgage and insurance locations in Alabama, Arkansas, Florida, Louisiana, Mississippi, Missouri, Tennessee and Texas, including an insurance location in Illinois, with total assets of approximately $13.0 billion. BancorpSouth’s management views the Interstate 20 corridor in Louisiana as a logical growth area for its community style of banking.

Ouachita Bancshares’ board of directors deliberated and approved the Merger Agreement at a board meeting held on January 8, 2014. In reaching its determination to approve the Merger Agreement, Ouachita Bancshares’ board of directors consulted with Ouachita Bancshares’ management and legal advisors and considered a number of factors, including a fairness opinion presented by Sheshunoff & Co. The following is a discussion of information and factors considered by Ouachita Bancshares’ board of directors in reaching this determination. This discussion is not intended to be exhaustive, but includes the material factors considered by Ouachita Bancshares’ board of directors. In the course of its deliberations with respect to the merger, Ouachita Bancshares’ board of directors discussed the anticipated impact of the merger on Ouachita Bancshares, Ouachita Bancshares’ shareholders and the communities that Ouachita Bancshares serves.

The terms of the Merger Agreement, including the consideration to be paid to Ouachita Bancshares’ shareholders, were the result of arm’s length negotiations between representatives of Ouachita Bancshares and representatives of BancorpSouth. In arriving at its determination to approve the reorganization agreement, Ouachita Bancshares’ board of directors considered a number of factors, including the following:

•	Ouachita Bancshares’ board of directors’ familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of Ouachita Bancshares;

•	the current and prospective environment in which Ouachita Bancshares operates, including national, regional and local economic conditions, the competitive environment for banks, thrifts and other financial;

•	the increased regulatory burdens on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry;

•	the financial presentation of Sheshunoff & Co. and the opinion of Sheshunoff & Co. dated as of January 8, 2014, that, as of January 8, 2014, and subject to the assumptions, limitations and qualifications set forth in the opinion, the total aggregate merger consideration to be received from BancorpSouth, which consisted of no more than 3,675,000 shares of BancorpSouth common stock and $22,875,000 in cash consideration, is fair, from a financial point of view, to the shareholders of Ouachita Bancshares (see Opinion of Sheshunoff & Co., a copy of which is attached as Annex C to this Proxy Statement/Prospectus);

•	that shareholders of Ouachita Bancshares will receive part of the merger consideration in shares of BancorpSouth common stock, which are publicly traded on the New York Stock Exchange, contrasted with the absence of a public market for Ouachita Bancshares’ common stock;

•	the treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code with respect to the Ouachita common stock exchanged for BancorpSouth common stock;

•	the results that Ouachita Bancshares could expect to obtain if it continued to operate independently, and the likely benefits to shareholders of that course of action, as compared with the value of the merger consideration offered by BancorpSouth;

•	the ability of BancorpSouth to pay the aggregate merger consideration without a financing contingency and without the need to obtain financing to close the transaction;

•	the ability of BancorpSouth to receive the requisite regulatory approvals in a timely manner;

•	the terms and conditions of the reorganization agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, including a provision that permits Ouachita Bancshares’ board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to a third party in the event that it receives an unsolicited proposal to acquire Ouachita Bancshares in the future;

•	a merger with a larger holding company would provide the opportunity to realize economies of scale, increase efficiencies of operations and enhance the development of new products and services;

•	that some of Ouachita Bancshares’ directors and executive officers have other financial interests in the merger in addition to their interests as Ouachita Bancshares shareholders, including financial interests that are the result of compensation arrangements with Ouachita Bancshares, the manner in which such interests would be affected by the merger, as well as the new employment agreements that certain of these persons entered into with BancorpSouth in connection with the merger;

•	that Ouachita Bancshares is permitted to pay the Retained Earnings Dividend, thereby reducing the taxable portion of the cash consideration to be received by the shareholders of Ouachita Bancshares upon completion of the merger;

•	the requirement that Ouachita Bancshares conduct its business in the ordinary course and the other restrictions on the conduct of the Ouachita Bancshares’ business before completion of the merger, which may delay or prevent Ouachita Bancshares from undertaking business opportunities that may arise before completion of the merger; and

•	that under the agreement Ouachita Bancshares could not solicit competing proposals for the acquisition of Ouachita Bancshares.

The reasons set out above for the merger are not intended to be exhaustive but include the material factors considered by the board of directors of Ouachita Bancshares in approving the merger and the reorganization agreement. In reaching its determination, the board of directors of Ouachita Bancshares did not assign any relative or specific weight to different factors and individual directors may have given weight to different factors. Based on the reasons stated above, the board of directors of Ouachita Bancshares believes that the merger is in the best interest of Ouachita Bancshares and its shareholders and therefore the board of directors of Ouachita Bancshares approved the Merger Agreement and the transactions contemplated thereby. Each member of Ouachita Bancshares’ board of directors has agreed to vote the stock of Ouachita Bancshares over which he or she has voting authority in favor of the reorganization agreement and the merger.

Based on a thorough evaluation of these factors, Ouachita Bancshares’ board of directors believes the merger is in the best interests of Ouachita Bancshares and Ouachita Bancshares shareholders. Ouachita Bancshares’ board of directors recommends that Ouachita Bancshares shareholders vote “FOR” approval of the Merger Agreement and the transactions contemplated thereby.

Opinion of Financial Advisor to Ouachita Bancshares

Sheshunoff & Co. acted as Ouachita Bancshares’ financial advisor in connection with the proposed merger. Sheshunoff & Co. regularly engages in the independent valuation of financial institutions in connection with mergers and acquisitions. The board of directors of Ouachita Bancshares selected Sheshunoff & Co. as its financial advisory because of Sheshunoff & Co.’s recognized position as an advisor in mergers and acquisitions among regional and community banks.

Sheshunoff & Co. has delivered to the board of directors of Ouachita Bancshares its written opinion, dated January 8, 2014, that, based upon and subject to the various considerations set forth in its opinion, the total transaction consideration to be paid to the shareholders of Ouachita Bancshares is fair from a financial point of view as of such date. In requesting Sheshunoff & Co.’s advice and opinion, no instructions were received nor were any limitations imposed by Ouachita Bancshares upon Sheshunoff & Co. with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Sheshunoff & Co., dated January 8, 2014, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex C to this Proxy Statement/Prospectus. Ouachita Bancshares shareholders should read this opinion in its entirety.

Sheshunoff & Co. will receive a fee contingent upon the completion of the merger for services rendered in connection with advising Ouachita Bancshares regarding the merger, including the fairness opinion and financial advisory services provided to Ouachita Bancshares, equal to 1% of the value of the aggregate merger consideration. As of the date of Sheshunoff & Co.’s delivery of its oral opinion, a fee of $35,000 was due to Sheshunoff & Co., which fee is not contingent upon the closing of the merger but will be credited to the total fee due to Sheshunoff & Co. at the closing of the merger.

Sheshunoff & Co.’s opinion is directed only to the fairness, from a financial point of view, of the total transaction consideration, and, as such, does not constitute a recommendation to any Ouachita Bancshares shareholder as to how the shareholder should vote at the special meeting of Ouachita Bancshares shareholders. This summary of the opinion of Sheshunoff & Co. set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of the opinion.

Following is a summary of the analyses performed by Sheshunoff & Co. in connection with its fairness opinion. Certain of these analyses were confirmed in a presentation to the Ouachita Bancshares’ board of directors by Sheshunoff & Co. The summary set forth below does not purport to be a complete description of either the analyses performed by Sheshunoff & Co. in rendering its opinion or the presentation delivered by Sheshunoff & Co. to the Ouachita Bancshares’ board of directors, but it does summarize all of the material analyses performed and presented by Sheshunoff & Co.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Sheshunoff & Co. did not attribute weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Sheshunoff & Co. may have given various analyses more or less weight than other analyses. Accordingly, Sheshunoff & Co. believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the Ouachita Bancshares’ board of directors and its fairness opinion.

In performing its analyses, Sheshunoff & Co. made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Ouachita Bancshares and BancorpSouth. The analyses performed by Sheshunoff & Co. are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Sheshunoff & Co.’s analysis of the fairness of the transaction consideration, from a financial point of view, to Ouachita Bancshares shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Sheshunoff & Co.’s opinion does not address the relative merits of the merger as compared to any other business combination in which Ouachita Bancshares might engage. In addition, as described above, Sheshunoff & Co.’s opinion to the Ouachita Bancshares board of directors was one of many factors taken into consideration by the Ouachita Bancshares board of directors in making its determination to approve the Merger Agreement.

During the course of its engagement, and as a basis for arriving at its opinion, Sheshunoff & Co. reviewed and analyzed material bearing upon the financial and operating conditions of Ouachita Bancshares and BancorpSouth and material prepared in connection with the merger, including, among other things, the following:

•	the Merger Agreement;

•	certain historical publicly available information concerning BancorpSouth;

•	the nature and terms of recent merger transactions; and

•	financial and other information provided to Sheshunoff & Co. by the management of Ouachita Bancshares.

Sheshunoff & Co. conducted meetings and had discussions with members of senior management of Ouachita Bancshares for purposes of reviewing the future prospects of Ouachita Bancshares. Sheshunoff & Co. also took into account its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.

In rendering its opinion, Sheshunoff & Co. assumed, without independent verification, the accuracy and completeness of the financial and other information related to Ouachita Bancshares and BancorpSouth and relied upon the accuracy of the representations of the parties contained in the Merger Agreement. Sheshunoff & Co. also assumed that the financial forecasts furnished to or discussed with Sheshunoff & Co. by Ouachita Bancshares were reasonably prepared and reflected the best currently available estimates and judgments of senior management of Ouachita Bancshares as to the future financial performance of Ouachita Bancshares. Sheshunoff & Co. has not made any independent evaluation or appraisal of any properties, assets or liabilities of Ouachita Bancshares.

Financial Implications to Ouachita Bancshares Shareholders

Ouachita Bancshares retained Sheshunoff & Co. to provide an opinion as to the fairness from a financial viewpoint to Ouachita Bancshares’ shareholders of the merger consideration to be received by the shareholders of Ouachita Bancshares. As part of its investment banking business, Sheshunoff & Co. is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporation and other purposes. Ouachita Bancshares retained Sheshunoff & Co. based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions.

On January 8, 2014, Sheshunoff & Co. rendered its fairness opinion to the board of directors of Ouachita Bancshares, as of such date, the merger consideration was fair, from a financial point of view, to the shareholders of Ouachita Bancshares. The full text of the fairness opinion which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Annex C to this Proxy Statement/Prospectus. You are urged to read Sheshunoff & Co.’s fairness opinion carefully and in its entirety. The fairness opinion is addressed to the board of directors of Ouachita Bancshares and does not constitute a recommendation to any shareholder of Ouachita Bancshares as to how he or she should vote at the special meeting of shareholders of Ouachita Bancshares.

In connection with the fairness opinion, Sheshunoff & Co.:

•	Reviewed the latest Merger Agreement;

•	Discussed the terms of the Merger Agreement with the management of Ouachita Bancshares and Ouachita Bancshares’ legal counsel;

•	Conducted conversations with management of Ouachita Bancshares regarding recent and projected financial performance of Ouachita Bancshares;

•	Evaluated the financial condition of Ouachita Bancshares based upon a review of regulatory reports for the five-year period ended December 31, 2012 and interim period through September 30, 2013, and internally-prepared financial reports for the interim period through November 30, 2013;

•	Compared Ouachita Bancshares’ recent operating results with those of certain other banks in the United States and the Southwest Region of the United States that have recently been acquired;

•	Compared pricing multiples for Ouachita Bancshares in the merger to recent acquisitions of banks in the United States and the Southwest Region of the United States with similar characteristics to Ouachita Bancshares;

•	Analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis approved by Ouachita Bancshares through September 30, 2018;

•	Reviewed the potential pro forma impact of the merger on the combined company’s results and certain financial performance measures of Ouachita Bancshares and BancorpSouth;

•	Discussed certain matters regarding BancorpSouth’s regulatory standing, financial performance and business prospects with BancorpSouth’s executives and representatives;

•	Reviewed certain internal information regarding BancorpSouth that Sheshunoff & Co. deemed relevant;

•	Compared BancorpSouth’s recent operating results and pricing multiples with those of certain other publicly traded banks in the United States that Sheshunoff & Co. deemed relevant;

•	Compared the historical stock price data and trading volume of BancorpSouth to certain relevant indices;

•	Reviewed available analysts’ reports concerning BancorpSouth; and

•	Performed such other analyses deemed appropriate.

For the purposes of this opinion, Sheshunoff & Co. assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to it by Ouachita Bancshares for the purposes of this opinion. Sheshunoff & Co. assumed that any projections provided by or approved by Ouachita Bancshares were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Ouachita Bancshares’ management. Sheshunoff & Co. assumed such forecasts and projections will be realized in the amounts and at times contemplated thereby.

Sheshunoff & Co. did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Ouachita Bancshares or BancorpSouth nor was Sheshunoff & Co. furnished with any such appraisal. Sheshunoff & Co. assumed that any off-balance-sheet activities of Ouachita Bancshares or BancorpSouth will not materially and adversely impact the future financial position or results of operation of BancorpSouth after the merger. Sheshunoff & Co. is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for Ouachita Bancshares and BancorpSouth are, respectively, adequate to cover such losses.

Sheshunoff & Co. assumed that the Merger Agreement, as provided to Sheshunoff & Co., will be without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set for in the terms provided to Sheshunoff & Co. or any subsequent development that would have a material adverse effect on Ouachita Bancshares or BancorpSouth and thereby on the results of its analyses. Sheshunoff & Co. assumed that any and all regulatory approvals, if required, will be received in a timely fashion and without any conditions or requirements that could adversely affect the operations or financial condition of BancorpSouth after the completion of the merger.

The fairness opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to Sheshunoff & Co. as of January 8, 2014.

In rendering the fairness opinion, Sheshunoff & Co. performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, the fairness opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Sheshunoff & Co., and not merely the result of mathematical analysis of financial data. Sheshunoff & Co. did not attribute particular weight to any analysis or factor considered by it. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff & Co. believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff & Co.’s view of the actual value of Ouachita Bancshares, BancorpSouth or the combined entity.

In performing its analyses, Sheshunoff & Co. made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Ouachita Bancshares or BancorpSouth. The analyses performed by Sheshunoff & Co. are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, Sheshunoff & Co.’s analyses should not be viewed as determinative of the opinion of the board of directors or the management of Ouachita Bancshares with respect to the value of Ouachita Bancshares or BancorpSouth or to the fairness of the merger consideration.

The following is a summary of the analyses performed by Sheshunoff & Co. in connection with its opinion. The discussion utilizes financial information concerning Ouachita Bancshares and BancorpSouth as of September 30, 2013 that is believed to be reliable, accurate, and complete; however, Sheshunoff & Co. cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

Pursuant to the Merger Agreement dated January 8, 2014, BancorpSouth has agreed to exchange approximately $22,875,000 of cash and 3,675,000 shares of common stock for all of the outstanding shares of common stock of Ouachita Bancshares for total merger consideration of approximately $105.5 million, based on the mid-point of the minimum and maximum consideration discussed below. The value and the composition of the total merger consideration may be adjusted pursuant to the terms of the Merger Agreement. In the event that the average of the closing price per share of BancorpSouth common stock on the NYSE for the ten consecutive trading days ending and including the fifth trading day preceding the Closing Date is less than $20.71 or greater than $24.25, BancorpSouth may adjust the cash portion or stock portion so that the aggregate merger consideration is not less than $99,000,000 or greater than $112,000,000.

Ouachita Bancshares Discounted Cash Flow Analysis: Using discounted cash flow analysis, Sheshunoff & Co. estimated the present value of the future after-tax cash flow streams that Ouachita Bancshares could produce on a stand-alone basis through September 30, 2018 under various circumstances, assuming that it performed in accordance with the projections provided by Ouachita Bancshares’ management.

Sheshunoff & Co. estimated the terminal value for Ouachita Bancshares at the end of September 30, 2018 by (1) multiplying the final period projected earnings by one plus the assumed annual long-term growth rate of the earnings of Ouachita Bancshares of 4.5% (or 1.045) and (2) dividing this product by the difference between the required rates of return shown below and the assumed annual long-term growth rate of earnings of 4.5% in (1) above. Sheshunoff & Co. discounted the annual cash flow streams (defined as all earnings in excess of that which is required to maintain a tangible common equity to tangible asset ratio of 8.0%) and the terminal values using discount rates ranging from 12.0% to 14.0%. The discount range was chosen to reflect different assumptions regarding the required rates of return of Ouachita Bancshares and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of values per share of $90.11 to $117.81 as shown in the table below compared to the estimated merger consideration of $127.39 per share.

	Discount Rate
	14.0%	13.0%	12.0%
Present value (in thousands)	$74,620	$84,701	$97,559
Present value (per share)	$90.11	$102.29	$117.81

Analysis of Selected Transactions: Sheshunoff & Co. performed an analysis of premiums paid in selected recently announced acquisitions of banking organizations with comparable characteristics to the merger. Two sets of transactions were selected to ensure a thorough analysis.

The first set of comparable transactions consisted of a group of selected transactions for banks and thrifts in the United States for which pricing data were available, with the following characteristics: total assets greater than $200 million that were announced since July 1, 2012, reporting a positive return on average assets, and a non-performing assets to total assets ratio less than 1%. These comparable transactions consisted of 29 mergers and acquisitions of banks and thrifts with total assets ranging between $204.1 million and $4.61 billion that were announced between July 5, 2012 and December 20, 2013. The analysis yielded multiples of the purchase prices in these transactions as summarized below:

	Price/ Book (x)	Price/ Tg Book (x)	Price/ 8% Tg Book (x)	Price/ LTM** Earnings (x)	Price/ Assets (%)	Price/ Deposits (%)	Premium/ Deposits (%)
Maximum	2.84	2.84	2.50	50.3	19.7	25.4	15.1
Minimum	0.84	1.00	1.00	6.4	8.1	7.4	0.0

Median	1.24	1.40	1.44	16.5	13.8	16.4	5.1

Ouachita Bancshares*	2.07	2.07	2.03	14.9	15.9	19.0	9.8

*	Assumes merger consideration of $105.5 million (mid-point of the minimum and maximum consideration) and Ouachita Bancshares’ S-corporation earnings taxed at 35%.
**	Last-twelve-months

The median pricing multiples in the comparable transactions were lower than those in the merger, except the median price to earnings, which was higher due to Ouachita Bancshares reporting higher ROAA levels compared to the median of the comparable transactions.

The second set of comparable transactions consisted of a group of selected transactions for banks and thrifts headquartered in the Southwest Region of the United States for which pricing data were available, with the following characteristics: total assets greater than $100 million that were announced since July 1, 2012, a positive return on average assets, and a non-performing assets to total assets ratio less than 2.5%. These comparable transactions consisted of 20 mergers and acquisitions of banks and thrifts with total assets ranging between $105.2 million and $2.44 billion that were announced between July 5, 2012 and November 25, 2013. The analysis yielded multiples of the purchase prices in these transactions as summarized below:

	Price/ Book (x)	Price/ Tg Book (x)	Price/ 8% Tg Book (x)	Price/ LTM** Earnings (x)	Price/ Assets (%)	Price/ Deposits (%)	Premium/ Deposits (%)
Maximum	2.84	2.84	2.50	25.2	19.7	25.7	15.1
Minimum	0.91	1.00	1.00	9.3	8.9	7.2	0.0

Median	1.47	1.47	1.51	17.3	15.4	17.1	5.0

Ouachita Bancshares*	2.07	2.07	2.03	14.9	15.9	19.0	9.8

*	Assumes merger consideration of $105.5 million (mid-point of the minimum and maximum consideration) and Ouachita Bancshares’ S-corporation earnings taxed at 35%.
**	Last-twelve-months

The median pricing multiples in the comparable transactions were lower than those in the merger, except the median price to earnings, which was higher due to Ouachita Bancshares reporting higher ROAA levels compared to the median of the comparable transactions.

Contribution Analysis: Sheshunoff & Co. reviewed the relative contributions of Ouachita Bancshares and BancorpSouth to the combined company based on regulatory data as of September 30, 2013 for Ouachita Bancshares and BancorpSouth. Sheshunoff & Co. compared the pro forma ownership interests (which excludes the cash component of the merger) of Ouachita Bancshares and BancorpSouth of 3.7% and 96.3%, respectively, to: (1) total assets of 4.9% and 95.1%, respectively; (2) total loans of 5.0% and 95.0%, respectively; (3) total deposits of 5.0% and 95.0%, respectively; (4) net-interest income of 5.8% and 94.2%, respectively; (5) non-interest income of 2.5% and 97.5%, respectively; (6) non-interest expenses of 3.6% and 96.4%, respectively; (7) September 30, 2013 LTM earnings of 7.7% and 92.3%, respectively; and (8) total tangible equity of 4.3% and 95.7%, respectively. The contribution analysis shows that the ownership of Ouachita Bancshares shareholders in the combined company is less than the contribution of the components listed due largely to the considerable amount of cash consideration in the merger. The contributions are shown in the table following.

(In thousands)	Assets	%	Loans	%	Deposits	%
The Company	$664,161	4.9	$464,896	5.0%	$555,140	5.0%
Bancorp South, Inc.	$12,930,641	95.1%	$8,851,501	95.0%	$10,597,100	95.0%

Combined Company	$13,594,802	100.0%	$9,316,397	100.0%	$11,152,240	100.0%

	Net Interest Income	%	Non-Interest Income	%	Non-Interest Expenses	%
The Company	$24,588	5.8%	$6,676	2.5%	$19,916	3.6%
Bancorp South, Inc.	$400,424	94.2%	$262,592	97.5%	$535,188	96.4%

Combined Company	$425,012	100.0%	$269,268	100.0%	$555,104	100.0%

	Earnings	%	Shares *	%	Tg. Equity	%
The Company	$7,001	7.7%	3,675,000	3.7%	$50,975	4.3%
Bancorp South, Inc.	$83,397	92.3%	95,211,602	96.3%	$1,139,234	95.7%

Combined Company	$90,398	100.0%	98,886,602	100.0%	$1,190,209	100.0%

*	Share percentage is lower due to cash consideration;

Income data is last-twelve-months as of September 30,2013

Pro Forma Financial Impact: Sheshunoff & Co. analyzed the pro forma impact of the merger on estimated earnings per share, book value per share and tangible book value per share for the twelve-month periods ending December 31, 2014 and December 31, 2015 based on the projections provided by Ouachita Bancshares’ management for Ouachita Bancshares on a stand-alone basis assuming pre-tax cost savings of $4.9 million phased in by the end of calendar year 2015.

The analysis indicated pro forma consolidated earnings per share dilution of $3.41 per share or 37.0% in 2014 and $3.63 per share or 35.6% in 2015 compared to estimated earnings per share for Ouachita Bancshares on a stand-alone basis. The earnings dilution is greatly affected by the cash consideration to be received. The implied book value (including the cash portion of the merger consideration) per share accretion in the merger was $26.50 per share or 33.9% in 2014 and the implied book value accretion was $21.86 per share or 24.9% in 2015. The analysis further indicated pro forma consolidated tangible book value (including the cash portion of the merger consideration) per share accretion of $8.73 per share or 11.2% in 2014 and accretion of $4.10 per share or 4.7% in 2015 compared to Ouachita Bancshares’ tangible book value on a stand-alone basis. The analysis of whether the merger consideration is accretive or dilutive to Ouachita Bancshares based on the above measures and the amounts of such accretion or dilution is sensitive to the composition of the merger consideration and the accounting assumptions to be made by BancorpSouth.

Comparable Company Analysis: Sheshunoff & Co. compared the operating and market results of BancorpSouth to the results of other publicly traded banking companies. The comparable publicly traded companies in the Southeast and Southwest Regions of the United States (as defined by SNL Financial) were selected primarily on the basis of location, total asset size, and profitability. BancorpSouth was compared to banks with total assets between $5 billion and $25 billion that had a positive core return on average assets for the last twelve months ending September 30, 2013, and being headquartered in either the Southeast Region or Southwest Region of the United States. The data for the following table is based on GAAP financial information as of September 30, 2013 provided by SNL Financial. Some of the ratios presented are proprietary to SNL Financial and may not strictly conform to the common industry determination.

	BancorpSouth	Peer Group Median
	(%)	(%)
Return on Average Assets	0.64	0.97
Return on Average Equity	5.69	8.41
Net Interest Margin	3.40	3.74
Efficiency Ratio	74.7	62.9
Tangible Equity to Tangible Asset Ratio	9.43	8.68
Total Risk-Based Capital Ratio	14.50	15.54
Ratio of Non-performing Assets to Total Assets	1.71	1.09
Ratio of Loan Loss Reserves to Loans	1.74	1.18

BancorpSouth’s performance as measured by its return on average assets and return on average equity was lower than that of its peers. BancorpSouth’s net interest margin was weaker than its peers with its efficiency ratio being somewhat worse than its peers. BancorpSouth’s tangible capital level was slightly higher to its peers with its risk-based capital ratio being slightly below that of its peer group median. BancorpSouth’s asset quality, as measured by its ratio of non-performing assets to total assets, was slightly weaker than the peer group median. Its ratio of loan loss reserves to loans was slightly higher than the median peer group.

Sheshunoff & Co. compared BancorpSouth’s trading results to its peers. The results are summarized in the following table. The data for the following table is based on publicly available GAAP financial information and market data as of September 30, 2013 provided by SNL Financial.

	BancorpSouth	Peer Group Median

Market Price as a Multiple of Stated Book Value (times)	1.28	1.30
Market Price as a Multiple of Stated Tangible Book Value (times)	1.60	1.73
Price as a Multiple of LTM Earnings (times)	22.7	16.3
Market Price as a Percent of Assets	14.7	14.9
Dividend Yield (percent)	1.00	1.82
Dividend Payout (percent)	9.1	35.9

BancorpSouth’s price-to-book multiples as measured by its market price as a multiple of stated book value and its market price as a multiple of stated tangible book value were similar to or slightly lower than the comparable peer group medians. BancorpSouth’s price-to-earnings multiple as shown by the price as a multiple of LTM earnings through September 30, 2013 was higher compared to its peers. BancorpSouth’s market price to assets ratio was slightly lower than that of its peers. BancorpSouth’s dividend yield and dividend payout ratio were both lower than its peers as of September 30, 2013.

Sheshunoff & Co. compared selected stock market results of BancorpSouth to the KBW Bank index and the SNL Southeast U.S. Bank index for all publicly traded banks over the past one and three-year period. BancorpSouth’s common stock price generally performed in-line with each index for the period from January 2011 until late-July 2013. From late-July 2013 to early January 2014, BancorpSouth’s stock price has outperformed the KBW Bank index and the SNL Southeast Bank index.

No company or transaction used in the comparable company and comparable transaction analysis is identical to Ouachita Bancshares, BancorpSouth, or BancorpSouth as the surviving corporation in the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of Ouachita Bancshares and BancorpSouth and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in and of itself a meaningful method of using comparable transaction data or comparable company data.

Pursuant to its engagement letter with Ouachita Bancshares, Sheshunoff & Co. will receive a fee of $35,000 for the fairness opinion that is not contingent on the closing of the merger and additional fees that are contingent upon consummation of the merger. In addition, Ouachita Bancshares agreed to reimburse Sheshunoff & Co. for its reasonable out-of-pocket expenses. Ouachita Bancshares also agreed to indemnify and hold harmless Sheshunoff & Co. and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence, violation of law or regulation, or bad faith of Sheshunoff & Co. or any matter for which Sheshunoff & Co. may have strict liability.

The fairness opinion is directed only to the question of whether the merger consideration is fair from a financial perspective to the shareholders of Ouachita Bancshares and does not constitute a recommendation to any Company shareholder to vote in favor of the merger. No limitations were imposed on Sheshunoff & Co. regarding the scope of its investigation or otherwise by Ouachita Bancshares.

Based on the results of the various analyses described above, Sheshunoff & Co. concluded that the merger consideration to be paid by BancorpSouth pursuant to the merger is fair to the shareholders of Ouachita Bancshares, from a financial point of view.

Regulatory Approval

The merger must be reviewed and approved by the Board of Governors of the Federal Reserve. BancorpSouth filed an application under Section 3 of the Bank Holding Company Act with the Federal Reserve Bank of St. Louis on February 25, 2014 and expects approval by the Federal Reserve on March 31, 2014. Once the Federal Reserve approves the merger of the holding companies, we will be required to wait an additional 15 days before we can close the merger in order to give the Department of Justice the opportunity to review and object to the merger. BancorpSouth expects this waiting period to expire on April 15, 2014. Further, the SBLF Redemption issued by Ouachita Bancshares to the United States Treasury in connection with its participation in Treasury’s small Business Lending Fund also requires the consent of the Federal Reserve.

In addition, the merger of the Bank with and into BancorpSouth Bank requires the approval of the FDIC, the Mississippi Department of Banking and Consumer Finance and the Louisiana Office of Financial Institutions. The U.S. Department of Justice has input into the FDIC’s approval process. Once the FDIC has approved the bank merger, federal law requires that we wait up to 30 calendar days to complete the merger in order to give the Department of Justice the opportunity to review and object to the bank merger. Furthermore, the SBLF Redemption also requires the consent of the Federal Reserve. Also, in order to fund the SBLF Redemption, the Bank intends to declare an extraordinary cash dividend, which will require the approval of the FDIC and Louisiana Office of Financial Institutions. Finally, the Retained Earnings Dividend will require the approval of the FDIC and the Louisiana Office of Financial Institutions.

We expect to obtain all necessary regulatory approvals, although we cannot be certain if or when we will obtain them. On January 21, 2014, BancorpSouth Bank filed applications with the FDIC, the Mississippi Department of Banking and Consumer Finance and the Louisiana Office of Financial Institutions to obtain approval of the subsidiary bank merger. On February 27, 2014, the Bank filed a request with the FDIC and Louisiana Office of Financial Institutions to obtain approval to declare an extraordinary cash dividend to fund the SBLF Redemption and the Retained Earnings Dividend, and a request with the Federal Reserve to obtain its consent to consummate the SBLF Redemption.

The merger cannot proceed in the absence of these required regulatory approvals. The approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

We cannot assure you as to whether or when the requisite regulatory approvals will be obtained and, if obtained, we cannot assure you as to the date of receipt of any of these approvals, the terms thereof or the absence of any litigation challenging them. Likewise, we cannot assure you that the U.S. Department of Justice or a state attorney general will not attempt to challenge the merger on antitrust grounds or, if such a challenge is made, as to the result of that challenge.

BancorpSouth and Ouachita Bancshares are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described in this Proxy Statement/Prospectus. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions. The parties cannot assure you, however, that any of these additional approvals or actions will be obtained.

Accounting Treatment

The merger will be accounted for as an acquisition by BancorpSouth using the acquisition method of accounting in accordance with FASB ASC topic 805, “Business Combinations.” Ouachita Bancshares will be treated as the acquired corporation for accounting and financial reporting purposes. Ouachita Bancshares’ assets, liabilities and other items will be adjusted to their estimated fair value on the closing date of the merger and combined with the historical book values of the assets and liabilities of BancorpSouth. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax asset or liability. The difference between the estimated fair value of the assets (including separately identifiable intangible assets, such as core deposit intangibles), liabilities and other items (adjusted as discussed above) and the purchase price will be recorded as goodwill. Consolidated financial statements of BancorpSouth issued after the merger will reflect these fair values of assets acquired and liabilities assumed and will not be restated retroactively to reflect the historical financial position or results of operations of Ouachita Bancshares.

Material United States Federal Income Tax Consequences

The following discussion summarizes the material anticipated United States federal income tax consequences of the merger to Ouachita Bancshares shareholders who hold their shares of Ouachita Bancshares common stock as capital assets. This discussion does not address the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not such transactions are undertaken in connection with the merger). In addition, this discussion does not address all of the federal income tax consequences that may be important to each taxpayer in light of its particular circumstances, nor does this discussion address the federal income tax consequences that may be applicable to taxpayers subject to special treatment under the Code, such as:

•	tax-exempt organizations;

•	financial institutions, insurance companies and broker-dealers or persons who have elected to use the mark-to-market method of accounting with respect to their securities holdings;

•	shareholders who hold their shares of Ouachita Bancshares common stock as part of a hedge, straddle, wash sale, synthetic security, conversion transaction or other integrated investment comprised of shares of Ouachita Bancshares common stock and one or more other investments;

•	persons who acquired their shares of Ouachita Bancshares common stock through the exercise of employee stock options, through a benefit plan or otherwise in a compensatory transaction;

•	shareholders who are not U.S. persons within the meaning of the Code, U.S. expatriates, or that have a functional currency other than the U.S. dollar;

•	shareholders liable for the alternative minimum tax;

•	pass-through entities and investors in such entities; or

•	shareholders who exercise their dissenters’ rights.

No information is provided in this document or the tax opinions referred to below with respect to the tax consequences, if any, of the merger under applicable foreign, state, local and other tax laws, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion and the tax opinions are based upon the provisions of the Code, applicable Treasury regulations, administrative rulings and judicial decisions, all as in effect as of the date of this Proxy Statement/Prospectus. There can be no assurance that future legislative, administrative or judicial changes or interpretations, which changes could apply retroactively, will not affect the accuracy of this discussion or the statements or conclusions set forth in the tax opinions referred to below.

In connection with the filing of the registration statement of which this Proxy Statement/Prospectus is a part, BancorpSouth has received an opinion of Bracewell & Giuliani LLP, and Ouachita Bancshares has received an opinion of Fenimore, Kay, Harrison & Ford, LLP, that, as of the respective dates of such opinions, if certain factual circumstances exist, the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that BancorpSouth and Ouachita Bancshares will each be a party to that reorganization. The parties will not be required to consummate the merger unless they receive additional opinions of their respective counsel, dated the closing date of the merger, confirming that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that BancorpSouth and Ouachita Bancshares will each be a party to that reorganization.

The opinions of the parties’ respective counsel regarding the merger have relied, and the opinions regarding the merger as of the closing date will each rely, on the following:

•	representations and covenants made by BancorpSouth and Ouachita Bancshares, including those contained in certificates of officers of BancorpSouth and Ouachita Bancshares; and

•	specified assumptions, including an assumption regarding the completion of the merger in the manner contemplated by the Merger Agreement.

In addition, the opinions of the parties’ respective counsel have assumed, and such counsel’s ability to provide the opinions at the closing of the merger will depend on, the absence of changes to the anticipated facts or changes in law between the date of this Proxy Statement/Prospectus and the closing date. If any of those representations, covenants or assumptions is inaccurate, the parties’ respective counsel may not be able to provide one or more of the required opinions to be delivered at the closing of the merger and/or the tax consequences of the merger could differ from those described in the opinions that counsel have delivered.

The opinions of the parties’ respective counsel do not bind the Internal Revenue Service (“IRS”) and do not preclude the IRS or the courts from adopting a contrary position. BancorpSouth and Ouachita Bancshares do not intend to obtain a ruling from the IRS on the tax consequences of the merger. If the IRS were to assert successfully that the merger is not a reorganization within the meaning of Section 368(a) of the Code, then each Ouachita Bancshares shareholder would be required to recognize gain or loss equal to the difference between (i) the sum of the fair market value of the BancorpSouth common stock and the amount of cash received in the exchange and (ii) the shareholder’s adjusted tax basis in the Ouachita Bancshares common stock surrendered for such consideration. Such gain or loss would be a capital gain or loss, provided that such shares of Ouachita Bancshares common stock were held as capital assets by the shareholder at the effective time of the merger. Such capital gain or loss recognized would be long-term capital gain or loss if the Ouachita Bancshares shareholder’s holding period for the Ouachita Bancshares common stock was more than one year. In such event, a Ouachita Bancshares shareholder’s total initial tax basis in the BancorpSouth common stock received would be equal to its fair market value at the effective time of the merger, and the shareholder’s holding period for the BancorpSouth common stock would begin on the day after the merger.

Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, neither BancorpSouth nor Ouachita Bancshares will recognize any gain or loss as a result of the merger. Holders of Ouachita Bancshares common stock will recognize gain, if any, equal to the lesser of:

•	the amount of cash received; or

•	the amount by which the sum of the amount of cash received and the fair market value, at the effective time of the merger, of the BancorpSouth common stock received exceeds the holder’s adjusted tax basis in the shares of Ouachita Bancshares common stock exchanged in the merger.

Any recognized gain could be taxed as a capital gain or a dividend. Such gain will generally be capital gain (provided that such shares of Ouachita Bancshares common stock were held as capital assets by the shareholder at the effective time of the merger), unless the holder’s exchange of Ouachita Bancshares common stock for cash and BancorpSouth common stock “has the effect of the distribution of a dividend” after giving effect to the constructive ownership rules of the Code, in which case such gain might be treated as ordinary income. Any capital gain recognized generally will be long-term capital gain to the extent that, at the effective time of the merger, the holder has a holding period in the Ouachita Bancshares common stock exchanged in the merger of more than one year. Because the determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each Ouachita Bancshares shareholder, Ouachita Bancshares shareholders are urged to consult their own tax advisors regarding the tax treatment of any cash received in the merger.

The aggregate tax basis of the shares of BancorpSouth common stock received in the merger (including any fractional shares of BancorpSouth common stock deemed received) will be the same as the aggregate tax basis of the shares of Ouachita Bancshares common stock surrendered in the merger, increased by the amount of gain recognized in the exchange (whether characterized as capital gain or a dividend, but excluding any gain recognized with respect to any cash received instead of a fractional share of BancorpSouth common stock) and reduced by the amount of cash received in the exchange (excluding any cash received instead of a fractional share of BancorpSouth common stock). The holding period of the shares of BancorpSouth common stock received (including any fractional share of BancorpSouth common stock deemed received) will include the holding period of shares of Ouachita Bancshares common stock surrendered in exchange for the BancorpSouth common stock, provided that such shares of Ouachita Bancshares common stock were held as capital assets of the shareholder at the effective time of the merger. Ouachita Bancshares shareholders will not be permitted to recognize any loss for federal income tax purposes.

A Ouachita Bancshares shareholder’s federal income tax consequences will also depend on whether his or her shares of Ouachita Bancshares common stock were purchased at different times at different prices. If they were, the Ouachita Bancshares shareholder could realize gain with respect to some of the shares of Ouachita Bancshares common stock and loss with respect to other shares, in which case the shareholder would have to recognize such gain to the extent such shareholder receives cash with respect to those shares of Ouachita Bancshares common stock in which the shareholder’s adjusted tax basis is less than the amount of cash plus the fair market value at the effective time of the merger of the BancorpSouth common stock received, but could not recognize loss with respect to those shares of Ouachita Bancshares common stock in which the Ouachita Bancshares shareholder’s adjusted tax basis is greater than the amount of cash plus the fair market value at the effective time of the merger of the BancorpSouth common stock received. Any disallowed loss would be included in the adjusted basis of the BancorpSouth common stock. Such an Ouachita Bancshares shareholder is urged to consult his or her own tax advisor respecting the tax consequences of the merger to that shareholder.

Cash Instead of Fractional Shares of BancorpSouth Common Stock

Holders of Ouachita Bancshares common stock who receive cash instead of a fractional share of BancorpSouth common stock will be treated as having received the fractional share in the merger and then as having the fractional share redeemed by BancorpSouth in exchange for the cash actually distributed instead of the fractional share, with such redemption qualifying as an exchange under Section 302 of the Code. Accordingly, such holders will generally recognize gain or loss equal to the difference between the tax basis of the holder’s Ouachita Bancshares common stock allocable to that fractional share and the amount of cash received. The gain or loss generally will be capital gain or loss, and long-term capital gain or loss if the Ouachita Bancshares common stock exchanged has been held for more than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding

A holder of Ouachita Bancshares common stock may be subject, under certain circumstances, to backup withholding at a rate of 28% with respect to the amount of cash received in the merger, including cash received instead of fractional shares of BancorpSouth common stock, unless the holder provides proof of an applicable exemption satisfactory to BancorpSouth and the exchange agent or furnishes its correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is not additional tax and may be refunded or credited against the holder’s federal income tax liability, so long as the required information is furnished to the IRS.

Dissenters

Upon the proper exercise of dissenters’ rights, a shareholder will exchange all of the shares of Ouachita Bancshares common stock actually owned by that holder solely for cash and that holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Ouachita Bancshares common stock surrendered, which gain or loss will be long-term capital gain or loss if the holder’s holding period with respect to the Ouachita Bancshares common stock surrendered is more than one year. Long-term capital gains of noncorporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Although the law is unclear, if the holder constructively owns shares of Ouachita Bancshares common stock that are exchanged for shares of BancorpSouth common stock in the merger or otherwise owns shares of BancorpSouth common stock actually or constructively after the merger, the consequences to that holder may be similar to the consequences described elsewhere in this section “THE MERGER – Material United States Federal Income Tax Consequences,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of that shareholder’s gain.

Certain Tax Reporting Rules

Under applicable Treasury regulations, “significant holders” of Ouachita Bancshares stock will be required to comply with certain reporting requirements. An Ouachita Bancshares shareholder should be viewed as a “significant holder” if, immediately before the merger, such holder held 1% or more, by vote or value, of the total outstanding Ouachita Bancshares common stock, or held stock with a tax basis of $1,000,000 or more. Significant holders generally will be required to file a statement with the holder’s U.S. federal income tax return for the taxable year that includes the consummation of the merger. That statement must set forth the holder’s adjusted tax basis in, and the fair market value of, the shares of Ouachita Bancshares common stock surrendered pursuant to the merger (both as determined immediately before the surrender of shares), the date of the merger, and the name and employer identification number of BancorpSouth and Ouachita Bancshares, and the holder will be required to retain permanent records of these facts. We urge each holder of Ouachita Bancshares common stock to consult its tax advisor as to whether such holder may be treated as a “significant holder.”

Retained Earnings Dividend

The Retained Earnings Dividend will be treated separately from the merger for U.S. federal income tax purposes. The foregoing discussion does not address the U.S. federal income tax consequences of Retained Earnings Dividend to holders of Ouachita Bancshares common stock. You should consult your own tax advisor for a full understanding of the Retained Earnings Dividend’s tax consequences that are particular to you.

The preceding summary does not purport to be a complete analysis or discussion of all potential tax effects relevant to the merger. Accordingly, Ouachita Bancshares shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, foreign and other tax laws and the effect of any proposed changes in the tax laws.

Dissenters’ Rights

Ouachita Bancshares is a corporation organized under the laws of the State of Louisiana and its principal place of business is in the State of Louisiana. Each record holder of Ouachita Bancshares common stock will be entitled to dissenters’ rights as a result of the merger pursuant to Section 131 of the Louisiana Business Corporation Law (“Section 131”) unless 80% of the outstanding shares of Ouachita Bancshares common stock are voted in favor of the merger, in which case no Ouachita Bancshares shareholder will be entitled to dissenters’ rights under Louisiana law. If you have a beneficial interest in shares of Ouachita Bancshares common stock that are held of record in the name of another person, such as a broker or nominee, you must have the record ownership of the shares transferred to your name or instruct the record owner to follow the Section 131 procedure on your behalf.

The following discussion is not a complete statement of the law pertaining to dissenters’ rights under the Louisiana Business Corporation Law. If you wish to exercise such dissenters’ rights, or wish to preserve your right to do so, you should review Section 131, a copy of which is attached as Annex B to this Proxy Statement/Prospectus, and the following discussion carefully.

The availability of dissenters’ rights is conditioned upon full compliance with a complicated procedure set forth in the Louisiana Business Corporation Law. Failure to timely and properly comply with the procedures specified will result in the complete loss of dissenters’ rights. Accordingly, if you wish to dissent from the merger and demand the fair value of your Ouachita Bancshares common stock in cash, you should consult with your own legal counsel.

Your vote against the Merger Agreement and the transactions contemplated thereby will not be deemed to satisfy all of the notice requirements under the Louisiana Business Corporation Law with respect to dissenters’ rights.

If the Merger Agreement is not approved by the holders of at least 80% of the outstanding Ouachita Bancshares’ common stock, Section 131 allows an Ouachita Bancshares’ shareholder who objects to the merger and who complies with the provisions of that section to dissent from the Merger Agreement and to have paid to him or her in cash the “fair cash value” of his or her shares of Ouachita Bancshares’ common stock, which “fair cash value” shall be determined as of the day immediately before the special meeting, as determined by agreement between the shareholder and Ouachita Bancshares, or by a Louisiana court if the shareholder and Ouachita Bancshares are unable to agree. Shareholders of BancorpSouth are not entitled to dissenters’ rights.

Procedure for the Exercise of Dissenters’ Rights

In order to be eligible to exercise the right to dissent, you must:

•	file with Ouachita Bancshares a written objection to the Merger Agreement prior to or at the special meeting; and

•	vote (in person or by proxy) against the Merger Agreement at the special meeting.

Neither a vote against the Merger Agreement nor a specification in a proxy to vote against the Merger Agreement will in and of itself constitute the required written objection to the Merger Agreement. Moreover, by voting in favor of, or abstaining from voting on, the Merger Agreement, or by returning the enclosed proxy without instructing the proxy holders to vote against the Merger Agreement, you will waive your rights under Section 131.

The right to dissent may be exercised only by the record owners of the shares and not by persons who hold shares only beneficially. If you are a beneficial owner who wishes to dissent, you should have the record ownership of the shares transferred to your name or instruct the record owner to follow the Section 131 procedure on your behalf.

Any written notice of intent to dissent with respect to the merger should be sent to: Ouachita Bancshares Corp., 909 North 18th Street, Monroe, Louisiana 71201, Attention: Katie Anderson, Corporate Secretary. A shareholder of Ouachita Bancshares who wishes to dissent must, as an initial matter, comply with all of the conditions listed above.

If the Merger Agreement is approved at the Ouachita Bancshares special meeting by less than 80% of the total number of shares of Ouachita Bancshares’ common stock outstanding, then promptly after the merger is approved at the special meeting, assuming the merger is approved at the special meeting, Ouachita Bancshares must deliver written notice of the consummation of the merger by mail to each former shareholder of Ouachita Bancshares who filed a written objection to the Merger Agreement and voted against it at the shareholder’s last address on Ouachita Bancshares’ records.

To the extent a shareholder of Ouachita Bancshares properly dissents from the merger and must correspond with Ouachita Bancshares following the closing of the merger, communication regarding dissenters’ rights should be directed to the Corporate Secretary at BancorpSouth. Any communication should be sent to: BancorpSouth, Inc., One Mississippi Plaza, Tupelo, Mississippi 38804, Attention: Corporate Secretary.

If you properly provide notice of objection to the merger prior to or at the special meeting, vote against the merger, and are sent a written notice from Ouachita Bancshares, within 20 days after such notice is mailed you must demand payment of the fair cash value of your shares as of the day before the vote was taken and state the value demanded and a post office address to which Ouachita Bancshares may reply, in writing, and deposit the certificates representing your shares of Ouachita Bancshares’s common stock in escrow with a chartered bank or trust company located in the parish of the registered office of Ouachita Bancshares. The certificates must be duly endorsed and transferred to Ouachita Bancshares upon the sole condition that they be delivered to Ouachita Bancshares upon payment of the value of the shares in accordance with Section 131. With the demand, you must deliver to Ouachita Bancshares the written acknowledgement of the bank or trust company with which you deposited the certificates representing your shares that such bank or trust company has received and is holding the certificates. If you do not object to and vote against the Merger Agreement, demand payment, endorse and deposit your share certificates where required, and deliver the required written acknowledgement in accordance with the procedures set forth in Section 131 within 20 days of the date of mailing of Ouachita Bancshares’s notice, you will not be entitled to payment for your shares of Ouachita Bancshares common stock pursuant to Section 131.

Ouachita Bancshares’ Payment or Offer of Payment

If Ouachita Bancshares does not agree to the value stated and demanded by you, or does not agree that payment is due, it will, within 20 days after receipt of your demand and acknowledgement, notify you in writing at the designated post office address of its disagreement and will state in the notice of disagreement the value it will agree to pay. Otherwise Ouachita Bancshares will be liable for and will pay to you the value demanded for your shares. In this regard, you should be aware that opinions of investment banking firms as to fairness from a financial point of view, including the opinion of Sheshunoff & Co. described in this Proxy Statement/Prospectus, are not opinions as to “fair cash value” under Louisiana law, and a determination of the “fair cash value” of your shares could be more or less than the consideration to be paid by BancorpSouth in the merger.

Procedure if Dissatisfied with Payment or Offer

If you do not agree to accept the offered amount, or disagree with Ouachita Bancshares’s assertion that no payment is due, you must, within 60 days after receipt of Ouachita Bancshares’s notice of disagreement, file suit against Ouachita Bancshares in the district court for Ouachita Parish, Louisiana for a judicial determination of the “fair cash value” of your shares. Any shareholder entitled to file such suit may, within such 60 day period, intervene as a plaintiff in any such suit filed against Ouachita Bancshares by another former shareholder for a judicial determination of the “fair cash value” of such other shareholder’s shares. If a shareholder fails to bring or to intervene in such a suit within the 60-day period, he or she will be deemed to have consented to accept Ouachita Bancshares’s statement that no payment is due or, if Ouachita Bancshares does not contend that no payment is due, to accept the amount specified by Ouachita Bancshares in its notice of disagreement.

When the “fair cash value” of the shares has been agreed upon between you and Ouachita Bancshares, or when Ouachita Bancshares has become liable for the value demanded by you because of failure to give notice of disagreement and of the value it will pay, or when you have become bound to accept the value Ouachita Bancshares agrees is due because of your failure to bring suit within 60 days after receipt of notice of Ouachita Bancshares’s disagreement, your action to recover such value must be brought within five years from the date the value was agreed upon or the liability of Ouachita Bancshares became fixed.

If Ouachita Bancshares, in its notice of disagreement, offers to pay you on demand an amount in cash deemed by it to be the “fair cash value” of your shares, and if, on the institution of a suit by you claiming an amount in excess of the amount offered, Ouachita Bancshares deposits with the court the amount offered in its notice of disagreement, then the costs, not including legal fees, of the proceeding will be taxed against Ouachita Bancshares if the amount finally awarded to you, exclusive of interest and costs, is more than the amount offered and deposited by Ouachita Bancshares, and judicial interest may be awarded against Ouachita Bancshares only on the amount of the award in excess of the amount deposited by Ouachita Bancshares. Otherwise, the costs of the proceeding will be taxed against you and no interest will be paid.

If you file a demand for the value of your shares in accordance with Section 131, your rights of a shareholder, except as provided in Section 131, shall cease. Your demand may be withdrawn voluntarily at any time before Ouachita Bancshares gives its notice of disagreement, but thereafter only with the written consent of Ouachita Bancshares. If your demand is properly withdrawn, the merger is abandoned, or if you otherwise lose your dissenters’ rights, you will be restored to your rights as a shareholder as of the time of filing of your demand for fair cash value.

Until the effective date, you should send any communications regarding your rights to: Ouachita Bancshares Corp., 909 North 18th Street, Monroe, Louisiana 71201, Attention: Katie Anderson, Corporate Secretary. All such communications should be signed by you or on your behalf in the form in which your shares are registered on the books of Ouachita Bancshares.

Interests of Certain Persons in the Merger

Certain members of management of Ouachita Bancshares and Ouachita Bancshares’ Board of Directors may be deemed to have interests in the merger that are in addition to their interests as Ouachita Bancshares shareholders generally. Ouachita Bancshares’ Board of Directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement. These interests include:

•	Termination of Existing Change in Control Agreements. In connection with the merger Ouachita Bancshares will terminate existing change in control agreements with each of Kevin Koh, Robert Schott and Walter Lamb. Under the terms of these existing change in control agreements, such individuals will receive cash payments from Ouachita Bancshares equal to approximately $1.2 million in the aggregate;

•	Employment Agreements. BancorpSouth has entered into employment agreements with Kevin Koh and certain other officers and employees of Ouachita Bancshares and its subsidiaries, which will be effective, if at all, upon the consummation of the merger. These employment agreements include noncompetition, nonsolicitation and confidentiality obligations to BancorpSouth, and provide for an annual salary, one-time retention and signing bonuses, restricted shares of BancorpSouth common stock and certain additional incentives from BancorpSouth;

•	Accelerated Vesting of Options and Stock Appreciation Rights. Prior to completion of the merger, all outstanding options to purchase shares of Ouachita Bancshares common stock granted pursuant to the Ouachita Bancshares Corp. 1996 Incentive Stock Option Plan and the 2007 Stock Incentive Plan of Ouachita Bancshares Corp., will be fully vested and exercisable for a limited period of time, prior to the consummation of the merger and at least 30 days following the date on which the holders of such options are notified of the limited exercise period. Once the limited exercise period has closed, any remaining unexercised options will terminate and no longer represent an option to acquire Ouachita Bancshares common stock. All outstanding stock appreciation units and stock appreciation rights issued pursuant to the Ouachita Bancshares Corp. 1996 Incentive Stock Option Plan and the 2007 Stock Incentive Plan of Ouachita Bancshares Corp., will be vested and cashed out by Ouachita Bancshares prior to the effective time of the merger;

•	Insurance. The Merger Agreement provides that Ouachita Bancshares will purchase for a period of not less than four years after the effective time of the merger past acts insurance coverage for no less than the four-year period immediately preceding the effective time of the merger under its (1) current directors and officers insurance policy coverage (or comparable coverage), (2) employment practices liability insurance, (3) current financial institutions bond (or comparable coverage), and (4) bankers professional liability, mortgage errors and omissions and fiduciary liability insurance, for each director and officer of Ouachita Bancshares and its subsidiaries currently covered under the comparable policies held by Ouachita Bancshares or its subsidiaries; and

•	Indemnification. The Merger Agreement provides that BancorpSouth will indemnify each director and officer of Ouachita Bancshares, the Bank or Bankers Mortgage Center, Inc. as of the effective time of the merger for a period of four years thereafter, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or before the effective time of the merger, whether asserted or claimed before, at or after the effective time of the merger, arising in whole or in part out of or pertaining to the fact that he or she was acting in his or her capacity as a director or officer of Ouachita Bancshares, the Bank or Bankers Mortgage Center, Inc. to the fullest extent that the indemnified party would be entitled under the articles of incorporation or bylaws or the similar constituent documents of Ouachita Bancshares, the Bank or Bankers Mortgage Center, Inc., as applicable, as in effect on the date of the Merger Agreement and to the extent permitted by applicable law.

Executive officers and directors of Ouachita Bancshares will receive shares of BancorpSouth common stock in the merger on the same basis as other Ouachita Bancshares shareholders. The following chart shows the number of shares of BancorpSouth common stock that may be issued to executive officers, directors and holders of more than 10% of Ouachita Bancshares common stock in the merger:

Beneficial ownership by executive officers, directors and holders of more than 10% of Ouachita Bancshares common stock, and their affiliates, as of February 28, 2014 (including stock options exercisable within 60 days)	289,149
Maximum number of shares of BancorpSouth common stock to be received in the merger (based on such beneficial ownership), subject to the pricing collar and assuming the exercise of all options to purchase Ouachita Bancshares common stock	1,246,666

Officers and directors of Ouachita Bancshares have certain interests under the Merger Agreement regarding indemnification following the merger. See “THE MERGER AGREEMENT – Indemnification.”

Comparison of Rights of Shareholders

At the effective time of the merger, Ouachita Bancshares shareholders who receive shares of BancorpSouth common stock will automatically become BancorpSouth shareholders. BancorpSouth is a Mississippi corporation governed by provisions of the Mississippi Business Corporation Act and BancorpSouth’s restated articles of incorporation, as amended, and amended and restated bylaws, as amended. Ouachita Bancshares is a Louisiana corporation governed by provisions of the Louisiana Business Corporation Law, and Ouachita Bancshares’ Articles of Incorporation and Bylaws. See “COMPARISON OF RIGHTS OF SHAREHOLDERS.”

Restrictions on Resales by Affiliates

The shares of BancorpSouth common stock issued in connection with the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Ouachita Bancshares shareholder who may be deemed to be an “affiliate” of BancorpSouth after completion of the merger. An affiliate of a corporation, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, that corporation. Affiliates generally include directors, executive officers and beneficial owners of 10% or more of a company’s capital stock. Former Ouachita Bancshares shareholders who are not affiliates of BancorpSouth after the completion of the merger may sell their shares of BancorpSouth common stock received in the merger at any time.

Former Ouachita Bancshares shareholders who become affiliates of BancorpSouth after completion of the merger will be subject to the volume and sale limitations of Rule 144 under the Securities Act until they are no longer affiliates of BancorpSouth. This Proxy Statement/Prospectus does not cover resales of BancorpSouth common stock received by any person upon completion of the merger, and no person is authorized to make any use of or rely on this Proxy Statement/Prospectus in connection with or to effect any resale of BancorpSouth shares.

Source of Funds for Cash Portion of Merger Consideration

BancorpSouth intends to pay the cash portion of the merger consideration, if any, to the Ouachita Bancshares shareholders from funds available to BancorpSouth at closing. BancorpSouth currently intends these funds to be comprised primarily of available cash.

Subsequent Execution of Agreement and Plan of Reorganization by and between Central Community and BancorpSouth

On January 22, 2014, BancorpSouth announced the signing of a definitive merger agreement with Central Community, a bank holding company headquartered in Temple, Texas, whereby Central Community will be merged with and into BancorpSouth. Central Community is the parent company of First State Bank Central Texas, a Texas state-chartered bank headquartered in Temple, Texas with total assets of $1.3 billion, total loans of $555.5 million and total deposits of $1.1 billion as of December 31, 2013. First State Bank Central Texas is a full service commercial bank with thirty-one locations throughout central Texas.

Under the terms of the definitive agreement, Central Community stockholders will receive an aggregate of $28,500,000 in cash and 7,250,000 shares of BancorpSouth common stock in exchange for all outstanding shares of Central Community common stock. The merger has been approved by the boards of directors of both BancorpSouth and Central Community, and is expected to close during the second quarter of 2014. The transaction is subject to certain conditions, including the approval by stockholders of Central Community and customary regulatory approvals.

THE MERGER AGREEMENT

The following summary of certain terms and provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is incorporated into this Proxy Statement/Prospectus by reference and, with the exception of exhibits and schedules to the Merger Agreement, is attached as Annex A to this Proxy Statement/Prospectus.

Terms of the Merger

The Merger Agreement provides for the merger of Ouachita Bancshares with and into BancorpSouth, at which time the separate corporate existence of Ouachita Bancshares will cease and BancorpSouth will be the surviving corporation. BancorpSouth will continue to exist as a Mississippi corporation. It is contemplated that immediately following the merger of Ouachita Bancshares and BancorpSouth, the Bank will merge with and into BancorpSouth Bank, with BancorpSouth Bank being the surviving bank. Subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the merger will become effective upon the filing of a certificate of merger in the offices of the Secretary of State of the State of Louisiana and the State of Mississippi in accordance with the Louisiana Business Corporation Law and the Mississippi Business Corporation Act of 1987. See “THE MERGER AGREEMENT – Conditions to the Merger.”

The merger will have the effects set forth in Section 79-4-11.07 of the Mississippi Business Corporation Act and Section 12.115 of the Louisiana Business Corporation Law. The bank merger will have the effects set forth in Section 81-5-85 of the Mississippi Banking Act and Section 6.355 of the Louisiana Banking Law.

BancorpSouth’s restated articles of incorporation, as amended, and amended and restated bylaws, as amended, in effect as of the effective time of the merger will be those of the surviving corporation, and BancorpSouth Bank’s articles of incorporation and bylaws as in effect upon completion of the bank merger will be those of the surviving bank.

Under the terms of the Merger Agreement, if the Merger Agreement is approved and the merger is completed, all outstanding shares of Ouachita Bancshares common stock will, subject to adjustment as set forth in the Merger Agreement and described below, be converted into the right to receive an aggregate of (i) 3,675,000 shares of BancorpSouth common stock and (ii) $22,875,000 in cash less the amount of the Retained Earnings Dividend. The aggregate cash consideration will be reduced dollar-for-dollar to the extent of the Retained Earnings Dividend. If the Retained Earnings Dividend is distributed in full to the holders of Ouachita Bancshares common stock prior to the effective time of the merger, no cash consideration will be paid in connection with the merger.

The amount of per share merger consideration to be received is dependent upon the number of shares of Ouachita Bancshares common stock issued and outstanding immediately prior to the effective time of the merger and whether any adjustment to the merger consideration as set forth in the Merger Agreement and described below occurs. Consequently, you will not know the exact per share merger consideration you will receive as a result of the merger when you vote on the Merger Agreement. Based on the number of shares of Ouachita Bancshares common stock issued and outstanding on February 28, 2014 and assuming all options to acquire shares of Ouachita Bancshares common stock outstanding on that date are exercised for cash, there would have been 846,772 shares of Ouachita Bancshares common stock outstanding on that date. Based on the foregoing assumption and further assuming no adjustment to the merger consideration, you would receive for each share of Ouachita Bancshares common stock that you own (i) 4.3115 shares of BancorpSouth Common Stock and (ii) cash consideration of approximately $26.84, with cash to be paid in lieu of any remaining fractional share interest. The aggregate cash consideration will be reduced dollar-for-dollar to the extent of the Retained Earnings Dividend. If the Retained Earnings Dividend is distributed in full to the holders of Ouachita Bancshares common stock prior to the effective time of the merger, no cash consideration will be paid in connection with the merger.

The merger consideration will be reduced if Ouachita Bancshares’ equity capital on the closing date is an amount less than $50,000,000 net of the amount of the Retained Earnings Dividend. Ouachita Bancshares believes that its equity capital on the closing date will be more than $50,000,000 (without giving effect to the Retained Earnings Dividend), and, therefore, the cash to be paid to Ouachita Bancshares shareholders will not be reduced as described above. The amount of Ouachita Bancshares’ equity capital and accumulated adjustments account will not be known until the closing of the merger, and thus no assurance can be given as to the amount of any adjustment to the cash portion of the merger consideration if such adjustment is required under the terms of the Merger Agreement. Pursuant to the terms of the Merger Agreement, equity capital is defined as the sum of the common stock, capital surplus and retained earnings of Ouachita Bancshares, excluding unrealized securities gains or losses, on a consolidated basis, as determined pursuant to generally accepted accounting principles. For purposes of calculating equity capital, Ouachita Bancshares must include adjustments made for extraordinary items related to the merger as more fully described in the Merger Agreement.

The Merger Agreement provides for a pricing collar. The pricing collar is calculated to provide for a minimum aggregate merger consideration, inclusive of the value of BancorpSouth common stock and cash, of $99,000,000, which corresponds with the average closing price (as calculated over the ten consecutive trading days ending on and including the fifth trading day prior to the consummation of the merger) of BancorpSouth common stock of $20.71 per share, and a maximum aggregate merger value of $112,000,000 which corresponds with an average closing price of BancorpSouth common stock of $24.25 per share. Further, if the average closing price of BancorpSouth’s common stock is less than $20.71 per share, Ouachita Bancshares may provide notice of its intent to terminate the Merger Agreement. Upon receipt of such termination notice, BancorpSouth may, in its sole discretion, increase the per share stock consideration, the per share cash consideration, or both the per share stock consideration and the cash consideration, so that the aggregate merger consideration paid to Ouachita Bancshares shareholders is not less than $99,000,000, subject to certain adjustments to the merger consideration described above. In the event BancorpSouth adjusts the merger consideration as described in the previous sentence, Ouachita Bancshares will no longer have the right to terminate the Merger Agreement. If the average closing price of BancorpSouth common stock is greater than $24.25, BancorpSouth will decrease, at its election, the per share stock consideration, the per share cash consideration, or both the per share stock consideration and the cash consideration such that, after certain adjustments to the merger consideration described above, the aggregate merger consideration paid to Ouachita Bancshares shareholders is no more than $112,000,000. No corresponding right to terminate the Merger Agreement exists if the average closing price of BancorpSouth common stock is greater than $24.25.

No fractional shares of BancorpSouth common stock will be issued in connection with the merger. In lieu of the issuance of any fractional shares, BancorpSouth will pay each former holder of Ouachita Bancshares common stock otherwise entitled to receive a fractional share an amount of cash determined by multiplying the (i) average of the closing price per share of BancorpSouth common stock on the New York Stock Exchange for the ten consecutive trading days ending on and including the fifth trading day preceding the closing date of the merger by (ii) fraction of a share of BancorpSouth common stock which such holder would otherwise be entitled to receive pursuant to the terms of the Merger Agreement.

The per share merger consideration will not be adjusted to reflect any change in the price of BancorpSouth common stock, subject to the pricing collar described above. BancorpSouth expects the market price of BancorpSouth common stock to fluctuate as a result of market factors beyond its control between the date of this Proxy Statement/Prospectus and the date on which the merger is completed and thereafter. Because the market price of BancorpSouth common stock is expected to fluctuate and may decrease, the implied market value of BancorpSouth common stock that Ouachita Bancshares shareholders may receive in the merger may increase or decrease prior to completion of the merger. For further information concerning the historical market prices of BancorpSouth common stock and Ouachita Bancshares common stock, see “PRICE RANGE OF COMMON STOCK AND DIVIDENDS.” BancorpSouth cannot assure you that the market price of BancorpSouth common stock will not decrease before or after the merger.

The following table shows the implied value of the merger consideration, assuming the exercise of all options outstanding as of the date of the Merger Agreement, into which one share of Ouachita Bancshares common stock would be converted in the merger at various hypothetical reference closing prices of BancorpSouth common stock at the effective time of the merger:

Closing Price of BancorpSouth	Implied Value per Share of Ouachita Bancshares	Implied Value per Share of Ouachita Bancshares
Common Stock	Common Stock(1)	Common Stock(2)
$ 22.75	$ 98.09	$ 124.93
23.00	99.16	126.00
23.25	100.24	127.08
23.75	102.40	129.24
24.00	103.48	130.32
24.25	104.55	131.39

(1)	The implied value per share of Ouachita Bancshares common stock in this column is calculated without regard to any cash consideration. Any options to purchase Ouachita Bancshares common stock will be terminated if not exercised as provided in the Merger Agreement.
(2)	Includes cash consideration without adjustment pursuant to the Merger Agreement and no Retained Earnings Dividend.

At the effective time of the merger, all shares of Ouachita Bancshares common stock held by Ouachita Bancshares or its subsidiary bank, other than shares held in a fiduciary capacity or in connection with a debt previously contracted, will be canceled and will cease to exist, and no BancorpSouth common stock or other consideration will be delivered in exchange for such shares. Also at the effective time of the merger, all shares of BancorpSouth common stock held by Ouachita Bancshares or its subsidiary bank, other than shares held in a fiduciary capacity or in connection with a debt previously contracted, will become treasury stock and all other shares of BancorpSouth common stock outstanding as of the effective time will remain outstanding.

At the effective time of the merger, Ouachita Bancshares shareholders, other than those who perfect dissenters’ rights in accordance with Louisiana law, will have no further rights as Ouachita Bancshares shareholders, other than the right to receive their per share merger consideration. After the effective time of the merger, there will be no transfers on Ouachita Bancshares’ stock transfer books of shares of Ouachita Bancshares common stock. If, after the effective time, stock certificates representing shares of Ouachita Bancshares common stock are presented for transfer to Registrar and Transfer Company, the exchange agent for the merger, they will be canceled and exchanged for either cash or certificates representing shares of BancorpSouth common stock as provided in the Merger Agreement.

If, prior to the merger, shares of BancorpSouth common stock are changed into a different number or class of shares as a result of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend is declared on the shares of BancorpSouth common stock with a record date prior to the merger, the stock portion of the merger consideration will be adjusted accordingly.

Treatment of Stock Options, Stock Appreciation Units and Stock Appreciation Rights

Prior to the consummation of the merger, each outstanding and unexercised option to purchase shares of Ouachita Bancshares common stock will become fully exercisable in accordance with the Merger Agreement. Each such option may be exercised for a limited period of time prior to the consummation of the merger as established by the administrator of the Ouachita Bancshares 1996 Incentive Stock Option Plan and the 2007 Stock Incentive Plan of Ouachita Bancshares Corp., which limited period of time will be no less than thirty (30) days after the date on which the administrator gives notice to all holders of such options that such limited period of time for exercise has begun. Once the limited exercise period has closed, any remaining unexercised options will terminate and no longer represent an option to acquire Ouachita Bancshares common stock.

Prior to the effective time of the merger, all outstanding stock appreciation units and stock appreciation rights issued under the Ouachita Bancshares Corp. 1996 Incentive Stock Option Plan and the 2007 Stock Incentive Plan of Ouachita Bancshares Corp., will vest and Ouachita Bancshares will pay all such holders an amount of cash necessary to cash out the stock appreciation unit or stock appreciation right under the terms of applicable company plan.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties by Ouachita Bancshares and BancorpSouth regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things, representations as to:

•	the organization, existence, corporate power and authority of each company and their respective subsidiaries;

•	the capitalization of each company and their respective subsidiaries;

•	the absence of conflicts with and violations of law and various documents, contracts and agreements;

•	the consents or approvals of or filings or registrations with any governmental authority or third party necessary in connection with the consummation of the merger;

•	the absence of any proceedings pending, knowledge of any proceedings threatened, or knowledge of any basis for such proceedings to be brought;

•	the fair presentation in all material respects of reports and financial statements provided to the other company;

•	compliance with applicable laws;

•	the filing of all reports, registrations and statements with applicable regulatory agencies; and

•	the absence of any event or circumstance which is reasonably likely to have a material adverse effect.

The Merger Agreement also contains an additional representation and warranty solely by BancorpSouth regarding the timely filing of SEC reports, which is customary for a transaction of this kind. It includes, among other things, representations as to the timely filing of all material reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with the SEC pursuant to the Exchange Act for the past three (3) years.

The Merger Agreement also contains a number of additional representations and warranties solely by Ouachita Bancshares regarding aspects of its business, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things, representations as to:

•	ownership of investments such as securities, including municipal bonds;

•	loan portfolio matters and reserve for loan losses;

•	the absence of certain loans and related matters;

•	the absence of participation in the trust business, such as not being appointed to serve in a fiduciary or representative capacity in respect of any trusts, executorships, administrations, guardianships, conservatorships, or other fiduciary representative capacity;

•	participation in the Small Business Lending Fund Program;

•	ownership of real property and leased real property;

•	ownership of personal property;

•	compliance with applicable environmental laws;

•	the timely filing and accuracy of tax returns and timely payment of taxes due and owing;

•	the existence, performance and legal effect of certain contracts and commitments;

•	the adequacy and efficacy of fidelity bonds and insurance policies;

•	the absence of regulatory actions pending or, to the knowledge of Ouachita Bancshares, threatened against Ouachita Bancshares or any of its subsidiaries by or before any governmental body or arbitrator having jurisdiction over Ouachita Bancshares or any its subsidiaries;

•	the absence of any reason to believe it will not be able to obtain all regulatory approvals;

•	satisfactory relations with the employees of Ouachita Bancshares and its subsidiaries;

•	compensation and the operation of all employee benefit plans in accordance with applicable law;

•	deferred compensation and salary continuation arrangements;

•	the absence of any broker’s or finder’s fees due in connection with the merger;

•	a sufficient system of internal accounting controls;

•	not being a party to derivative contracts such as exchange-traded or over-the-counter swaps, forward, future, option, cap, floor or collar financial contracts or agreements, or any other financial derivative contracts;

•	no deposit of the Bank being a “brokered” deposit or subject to any encumbrance, legal restraint or other legal process;

•	ownership of intellectual property rights and the absence of actions for the infringement of intellectual property;

•	an accurate shareholders’ list;

•	the absence of being subject to certain securities rules and regulations and the compliance with securities rules and regulations in regard to the issuance of securities by Ouachita Bancshares and its subsidiaries;

•	the lack of knowledge of any plan or intention on the part of any shareholder of Ouachita Bancshares to make written demand for payment of the fair value of such holder’s share of company stock;

•	the absence of any anti-takeover laws to which Ouachita Bancshares or the merger may be subject; and

•	the receipt, prior to the execution of the merger, of a fairness opinion from Sheshunoff & Co., stating that the aggregate merger consideration to be received by the shareholders of Ouachita Bancshares pursuant to the Merger Agreement is fair, from a financial point of view, to such shareholders.

All representations, warranties and covenants of the parties, other than the covenants in specified sections which relate to continuing matters, terminate upon the closing of the merger.

Conduct of Business Prior to the Merger and Other Covenants

In the Merger Agreement, Ouachita Bancshares agreed that, except as expressly contemplated or permitted by the Merger Agreement or with the prior written consent of BancorpSouth, Ouachita Bancshares will carry on its business in the ordinary course consistent with past practice. Each of the parties also agreed to refrain from engaging in, or permitting its subsidiaries to engage in, certain activities which are described in the Merger Agreement.

Ouachita Bancshares has agreed to refrain, among other things, from:

•	adjusting, splitting, combining, or reclassifying any of its capital stock;

•	entering or committing to enter into any new loans outside the ordinary course of business, or in an amount in excess of $500,000 individually or in the aggregate to a new Borrower or in an amount in excess of $1,000,000 individually or in the aggregate to any existing Borrower with respect to any existing loan to be modified or renewed, without having provided prior written notice to BancorpSouth;

•	issuing, selling, or obligating itself to issue or sell any shares of its capital stock or any warrants, rights, or options to acquire, or any securities convertible into, any shares of its capital stock, except as contemplated by the Merger Agreement;

•	granting any stock appreciation rights, stock appreciation units, restricted stock, stock options or other form of incentive compensation, or voluntarily accelerating the vesting of, or the lapsing of restrictions with respect to, any stock options, restricted stock, or other stock-based compensation;

•	opening, closing or relocating any branch office, or acquiring or selling or agreeing to acquire or sell, any branch office or any deposit liabilities;

•	creating, amending or terminating any material contract, or any other material agreement, or acquiring or disposing of any material amount of assets or liabilities or making any change in any of its leases, except in the ordinary course of business;

•	adopting, amending or terminating any employee benefit plan or any agreement, plan or policy with one or more of its current or former directors, officers or employees;

•	granting any severance or termination payment to, or enter into any employment, consulting, noncompetition, retirement, parachute, severance or indemnification agreement with, any office director, employee or agent of Ouachita Bancshares or its subsidiaries;

•	increasing in any manner the compensation or fringe benefits of any of its employees, directors or consultants other than in the ordinary course of business pursuant to policies currently in effect; paying any perquisite other than in accordance with past practice; or instituting any employee welfare, retirement or similar plan or arrangement;

•	amending any employee plan, other than as required to maintain the tax qualified status of such plan or as contemplated under the Merger Agreement;

•	declaring or paying any dividends on, or making other distributions in respect of, any of its capital stock during any period, other than (i) dividends or distributions by the Bank to Ouachita Bancshares, (ii) dividends to the shareholders of Ouachita Bancshares in the aggregate amount equal to 43.4% of the taxable income of Ouachita Bancshares for the period beginning on January 1, 2013 and ending on the closing date of the merger, (iii) the payment of a one-time special dividend to the shareholders of Ouachita Bancshares in the aggregate amount equal to the additional paid in capital resulting from the cash exercise of stock options between November 1, 2013 and the closing date of the merger, and (iv) the payment of a one-time special dividend to the shareholders of Ouachita Bancshares in the aggregate amount equal to Ouachita Bancshares’ Subchapter S accumulated adjustments account up to a maximum of $22,875,000, or the Retained Earnings Dividend;

•	changing its accounting methods, except as required by changes in generally accepted accounting principles or regulatory accounting principles;

•	selling, transferring, conveying, encumbering or disposing of any of its properties or assets other than real estate owned properties under contract for sale of the date of the Merger Agreement;

•	foreclosing upon or otherwise acquiring any commercial real property except as provided by the Merger Agreement;

•	increasing or decreasing the rate of interest paid on deposit accounts, except in accordance with past practices and safe and sound banking practices;

•	charging-off any loan or other extension of credit except as provided by the Merger Agreement;

•	establishing any new subsidiary or affiliate or entering into any new line of business;

•	making any equity investment in, or purchase outside of the ordinary course of business any property or assets of any other person, except as permitted by the Merger Agreement;

•	materially deviating from policies and procedures existing as of the date of the Merger Agreement with respect to classification of assets, allowance for loan losses, and accrual of interest on assets, except as otherwise required by provisions of the Merger Agreement, applicable law or regulation or any governmental authority;

•	amending or changing ay provision of the charter or bylaws of Ouachita Bancshares or its subsidiaries;

•	making capital expenditures in excess of $50,000 in the aggregate, except as provided by the Merger Agreement;

•	excluding deposits and certificates of deposits, incurring or modifying any indebtedness for borrowed money, including Federal Home Loan Bank advances;

•	prepaying any indebtedness or other similar arrangement so as to cause Ouachita Bancshares to incur any prepayment penalty thereunder;

•	settling any proceeding involving payment by it of money damages in excess of $50,000 in the aggregate or imposing any restriction on the operation of Ouachita Bancshares or its subsidiaries; or

•	making any changes to its investment securities portfolio from that as of December 31, 2013, or the manner in which the portfolio is classified or reported; provided, however, that Ouachita Bancshares and the Bank may, to the extent consistent with past practices and safe and sound banking practices, sell investment securities and purchase U.S. governmental agency securities, mortgage-backed securities and municipal securities having a maturity date no greater than one year.

Ouachita Bancshares has agreed to, among other things:

•	call and hold a special meeting of its shareholders and, through its boards of directors, to recommend the Merger Agreement and the transactions contemplated thereby for approval to its shareholders. Ouachita Bancshares also agreed to use its commercially reasonable best efforts to obtain all third-party consents required under certain of its contracts;

•	furnish BancorpSouth with all information concerning Ouachita Bancshares or any of its subsidiaries required for inclusion in any regulatory applications or SEC filings;

•	refrain from soliciting, initiating, accepting, or participating in any discussion relating to any business combination involving it or any offer to acquire all of substantial portion of its assets;

•	notify BancorpSouth in writing within two business days, after receipt of any unsolicited acquisition proposal and provide reasonable detail as to the identity of the person making such acquisition proposal and the material terms of such acquisition proposal; and immediately cease and cause to be terminated any existing activities, discussion, or negotiations with any person conducted that relate to any acquisition proposal;

•	use reasonable efforts to terminate certain contracts relating to the processing of data;

•	make certain conforming accounting adjustments if requested by BancorpSouth;

•	purchase certain liability insurance as directed by the terms of the Merger Agreement;

•	maintain its allowance for loan losses at a level specified by the Merger Agreement;

•	use its commercially reasonable best efforts to obtain all consents, approvals, authorizations, waivers, or affirmations;

•	allow two designated representatives of BancorpSouth to attend certain company and bank meetings as indicated in the terms of the Merger Agreement;

•	allow BancorpSouth to conduct an environmental investigation of its property and indemnify and hold harmless BancorpSouth for any claims related to the environmental inspection;

•	make available all documents and other materials relating to environmental conditions of any real property owned or leased by Ouachita Bancshares or the Bank;

•	cooperate as necessary in conjunction with all approvals, filing, and other steps necessary to cause the consummation of the merger between BancorpSouth Bank and the Bank;

•	use its commercially reasonable best effort to cause the redemption of all outstanding small business lending fund debentures;

•	provide financial statements as of future dates which fairly present, in all material respects, the consolidated financial positions, results of operations, stockholders’ equity and cash flows of Ouachita Bancshares;

•	complete the payment of certain dividends of retained earnings when and as declared; and

•	provide BancorpSouth with notification of any change that causes any representation or warranty of Ouachita Bancshares to become untrue or inaccurate in any material respect.

BancorpSouth has agreed to, among other things:

•	prepare and file all necessary regulatory filings and take all reasonable action to aid and assist in the consummation of the merger; and provide copies of such regulatory filings to Ouachita Bancshares for which confidential treatment has not been requested;

•	prepare and file with the SEC a this registration statement and any other applicable documents necessary cause this registration statement to become effective;

•	file all documents required to be filed to have the shares of BancorpSouth common stock to be issued in the merger included for listing on the New York Stock Exchange;

•	use commercially reasonable efforts to file in a timely manner all reports with the SEC required to be filed to be in compliance with Rule 144;

•	properly issue BancorpSouth common stock to the shareholders of Ouachita Bancshares pursuant to the terms of the Merger Agreement;

•	under certain conditions and time limits per the terms of the Merger Agreement, indemnify and hold harmless each present director and officer and certain affiliates of Ouachita Bancshares; and

•	under certain conditions per the terms of the Merger Agreement, prepare or cause to be prepared and file all tax returns for Ouachita Bancshares and its subsidiaries.

The Merger Agreement also contains certain other agreements relating to the conduct of the parties prior to the merger, including, among other things, those requiring each party to:

•	take all actions required to comply with any legal requirements to complete the merger;

•	afford to the other party and its representatives access during normal business hours to all of such party’s information concerning its business, properties and personnel as the other party may reasonably request;

•	provide prompt written notice of any representation or warranty made by it in the Merger Agreement becoming untrue or inaccurate in any material respect, including as a result of any change in a schedule, or failure by it to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied under the Merger Agreement;

•	maintain the confidentiality of certain information as agreed by the parties; and

•	not to issue any publication, press release or public announcement with respect to the transactions contemplated by the Merger Agreement without the consent of the other party, except as otherwise required by law.

Ouachita Bancshares has agreed to, to the extent requested by BancorpSouth, execute and deliver such instruments and take such other actions as BancorpSouth may reasonable require in order to cause the amendment or termination of any Ouachita Bancshares employee plan on terms satisfactory to BancorpSouth and in accordance with applicable law and effective prior to the closing date, except that the winding up of any such plan may be completed following the closing date.

BancorpSouth has agreed to cause the employees of Ouachita Bancshares to be eligible to participate in BancorpSouth’s employee benefit plans in which similarly situated employees of BancorpSouth participate, to the same extent as similarly situated employees of BancorpSouth. Additionally, each Ouachita Bancshares employee will be entitled to credit for past service with Ouachita Bancshares for the purpose of satisfying any eligibility or vesting period under BancorpSouth’s 401(k) Profit Sharing Plan to the extent permitted by such BancorpSouth plan and applicable law. Ouachita Bancshares employees shall be treated as new hires and shall not receive credit for any past service with Ouachita Bancshares for any purposes under any defined benefit pension plan maintained for employees of BancorpSouth and BancorpSouth Bank, including the BancorpSouth, Inc. Retirement Plan, the BancorpSouth, Inc. Restoration Plan and the BancorpSouth, Inc. Supplemental Executive Retirement Plan.

Conditions to the Merger

The obligations of Ouachita Bancshares and BancorpSouth to complete the merger are subject to the satisfaction (or waiver, where legally allowed), at or prior to the effective time of the merger, of a number of conditions, which are set forth in the Merger Agreement. These conditions include:

•	the representations and warranties of each company set forth in the Merger Agreement shall be true and correct in all material respects as of the closing date;

•	the obligations of each company set forth in the Merger Agreement shall have been performed in all material respects;

•	the absence of any governmental order, regulation or injunction preventing or restricting completion of the merger;

•	termination of employment and change in control agreements between Ouachita Bancshares and/ or its subsidiaries and an officer thereof;

•	each of the employment agreements, director support agreements, and director/officer releases shall remain in full force and effect;

•	the holders of less than 5% of the total outstanding shares of Ouachita Bancshares common stock have exercised dissenters’ rights with respect to the merger;

•	the required consents shall have been obtained, and BancorpSouth shall have received evidence thereof in form and substance satisfactory to BancorpSouth;

•	as of the closing date, Ouachita Bancshares’ allowance for loan losses shall be equal to at least the minimum allowance amount (as defined in the Merger Agreement);

•	Ouachita Bancshares will accrue for any costs and expenses, including legal fees and expenses and settlement costs, related to the outstanding proceeding set forth in the schedule to the Merger Agreement, as such schedule may be updated, as specified in such schedule, or if no such amount is specified, as reasonably determined by BancorpSouth;

•	termination of Ouachita Bancshares employee plans as requested by BancorpSouth;

•	Ouachita Bancshares shall have delivered to BancorpSouth all other instruments and documents which BancorpSouth or its counsel may reasonably request to effectuate the transactions contemplated by the merger;

•	receipt of all required regulatory approvals and the expiration of any regulatory waiting periods;

•	approval of the merger by the shareholders of Ouachita Bancshares;

•	receipt of opinions of legal counsel to each company that the U.S. federal income tax treatment of the merger will generally be as described in this Proxy Statement/Prospectus;

•	BancorpSouth’s registration statement on Form S-4 shall have become effective under the Securities Act; and

•	the New York Stock Exchange authorizing for listing the shares of BancorpSouth common stock to be issued to Ouachita Bancshares shareholders.

We cannot guarantee that all required regulatory approvals will be obtained or that all of the other conditions precedent to the merger will be satisfied or, where legally permitted, waived by the party permitted to do so.

Director Support Agreements

In connection with the execution of the Merger Agreement, each of the directors of Ouachita Bancshares and the Bank (other than Kevin Koh who otherwise entered into an employment agreement containing similar provisions) executed director support agreements. The director support agreements require each director of Ouachita Bancshares and the Bank to use his or her best efforts to refrain from harming the goodwill of BancorpSouth, BancorpSouth Bank, Ouachita Bancshares, the Bank, and their respective subsidiaries and customer and client relationships. The director support agreements also include restrictions on disclosure of certain confidential information and competition with BancorpSouth, BancorpSouth Bank, Ouachita Bancshares and the Bank by the directors prior to the consummation of the merger or the termination of the Merger Agreement.

Release by Officers and Directors of Ouachita Bancshares

Upon execution of the Merger Agreement, all of the directors and certain officers of Ouachita Bancshares and its subsidiaries executed release agreements. The release agreements release Ouachita Bancshares and the Bank and their respective successors, assigns, and related parties from all claims arising from liabilities and obligations existing prior to the effective time of the merger, subject to certain limitations.

Voting Agreement and Irrevocable Proxy

Upon execution of the Merger Agreement, each of the directors and certain officers of Ouachita Bancshares and the Bank entered into a voting agreement and irrevocable proxy, together referred to as the voting agreement. The voting agreement obligates these directors and officers to vote their shares of Ouachita Bancshares in favor of the merger and against approval of any other proposal to acquire the stock or assets of Ouachita Bancshares, subject to certain limitations involving their fiduciary or other legal obligations. The voting agreement further restricts these directors and officers from seeking competing proposals for the acquisition of Ouachita Bancshares or the assets of Ouachita Bancshares. The voting agreement will remain in effect until the consummation of the merger or the termination of the Merger Agreement.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval of the merger by Ouachita Bancshares shareholders, as set forth in the Merger Agreement, including by mutual consent of BancorpSouth and Ouachita Bancshares. In addition, the Merger Agreement may generally be terminated by either party if:

•	a court of competent jurisdiction in the United States or other governmental entity issues an order, decree or ruling or takes any other action restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is final and non-appealable or any of the transactions contemplated by the Merger Agreement are disapproved by any governmental entity or other person whose approval is required;

•	the merger is not completed on or before July 7, 2014, unless one or more regulatory approvals has not been received, in which case the Merger Agreement may be terminated if the merger is not completed on or before August 6, 2014;

•	Ouachita Bancshares shareholders fail to approve the Merger Agreement; or

•	any of the representations or warranties provided by the other party set forth in the Merger Agreement becomes untrue or incorrect or the other party materially breaches its covenants set forth in the Merger Agreement, and the representation or material breach is not cured within the prescribed time limit.

Ouachita Bancshares may terminate the Merger Agreement in the event the average closing price (as calculated over the ten consecutive trading days ending on and including the fifth trading day prior to the consummation of the merger) of BancorpSouth common stock is less than $20.71, subject to BancorpSouth’s right to adjust the merger consideration so that the aggregate merger consideration based on the closing date average price is at least $99,000,000, before any other adjustment to the merger consideration described in the Merger Agreement.

Ouachita Bancshares may terminate the Merger Agreement, without the consent of BancorpSouth, if the board of directors of Ouachita Bancshares receives an unsolicited, bona fide acquisition proposal (as defined in the Merger Agreement) and, under certain terms and conditions, determines that it is a superior proposal to that of the Merger Agreement and that the failure to accept such proposal would be inconsistent with its fiduciary duties; but Ouachita Bancshares must notify BancorpSouth of the superior proposal at least five business days before terminating the Merger Agreement, during which time BancorpSouth has the right to adjust the terms and conditions of the Merger agreement so that the superior proposal no longer constitutes a superior proposal.

In addition, BancorpSouth may terminate the Merger Agreement, without the consent of Ouachita Bancshares, if:

•	any required regulatory approval is obtained subject to restrictions or conditions on the operations of Ouachita Bancshares, the Bank, BancorpSouth or BancorpSouth Bank that are reasonably unacceptable to BancorpSouth;

•	Ouachita Bancshares materially breaches the non-solicitation obligations set forth in the Merger Agreement in a manner adverse to BancorpSouth;

•	Ouachita Bancshares’ board of directors agrees to accept another acquisition proposal (as defined in the Merger Agreement); or

•	Ouachita Bancshares’ board of directors withdraws, amends or modifies, in any manner adverse to BancorpSouth, its recommendation or approval of the Merger Agreement or the merger.

BancorpSouth also has the right to terminate the Merger Agreement on or prior to April 8, 2014, if the results of any environmental inspections or surveys of Ouachita Bancshares properties identify certain potential or current violations of environmental laws or environmental law requires certain remedial or clean up action that could have a material adverse effect on Ouachita Bancshares.

BancorpSouth may also terminate the Merger Agreement if Ouachita Bancshares has materially breached its non-solicitation obligations contained in the Merger Agreement in a manner adverse to BancorpSouth, the board of Ouachita Bancshares resolves to accept a competing acquisition proposal or the board of Ouachita Bancshares changes its recommendation regarding the merger.

Termination Fee

If the Merger Agreement is terminated by:

•	BancorpSouth because Ouachita Bancshares materially breaches the non-solicitation obligations set forth in the Merger Agreement in a manner adverse to BancorpSouth;

•	BancorpSouth because Ouachita Bancshares’ board of directors resolves to accept another acquisition proposal;

•	BancorpSouth because Ouachita Bancshares’ board of directors withdraws, amends or modifies, in any manner adverse to BancorpSouth, its recommendation or approval of the Merger Agreement or the transactions contemplated thereby; or

•	Ouachita Bancshares because Ouachita Bancshares’ board of directors receives an unsolicited, bona fide alternative acquisition proposal and, under certain terms and conditions, determines that it is a superior proposal to that of the Merger Agreement taking into account any adjustments made by BancorpSouth to the merger consideration, then, unless BancorpSouth is in material breach of any covenant or obligation under the Merger Agreement, Ouachita Bancshares will be required to pay BancorpSouth a termination fee of $4,500,000 plus up to $500,000 for BancorpSouth’s expenses related to the merger.

If either BancorpSouth or Ouachita Bancshares terminates the Merger Agreement:

•	after July 7, 2014 (or August 6, 2014, if regulatory approval has not been obtained by July 7, 2014), and if at the time of termination, the registration statement of which this proxy statement/prospectus is a part has been declared effective for at least 25 business days prior to such termination and Ouachita Bancshares has failed to call, give notice of, convene and hold the Ouachita Bancshares special meeting by such date, or

•	without regard to timing, if Ouachita Bancshares’ shareholders do not approve the Merger Agreement and an acquisition proposal exists at the time of termination,

then, unless BancorpSouth is in material breach of any covenant or obligation under the Merger Agreement, Ouachita Bancshares will be required to pay BancorpSouth up to $500,000 for its expenses related to the merger.

If either BancorpSouth or Ouachita Bancshares terminates the Merger Agreement, and within 12 months of termination of the Merger Agreement Ouachita Bancshares enters into an acquisition agreement with a third party:

•	after July 7, 2014 (or August 6, 2014, if regulatory approval has not been obtained by July 7, 2014), and if at the time of termination, Ouachita Bancshares’ shareholders have not approved the Merger Agreement, or

•	without regard to timing, if Ouachita Bancshares’ shareholders do not approve the Merger Agreement and an acquisition proposal exists at the time of termination,

then, unless BancorpSouth is in material breach of any covenant or obligation under the Merger Agreement, Ouachita Bancshares will be required to pay BancorpSouth a termination fee of $4,500,000 plus up to $500,000 for BancorpSouth’s expenses related to the merger.

Except with respect to termination fees and expenses, as discussed above, in the event of the termination of the Merger Agreement without breach by any party, the Merger Agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the Merger Agreement.

Indemnification

BancorpSouth has agreed to provide indemnification following the closing of the merger to the officers and directors of Ouachita Bancshares, the Bank and Bankers Mortgage Center, Inc., a Louisiana corporation, for claims arising out of matters existing or occurring at or prior to the effective time of the merger, subject to restrictions imposed by law.

Amendment of the Merger Agreement

Subject to compliance with applicable law, the Merger Agreement may be amended by Ouachita Bancshares and BancorpSouth, by action taken or authorized by their respective boards of directors, at any time. After any approval of the Merger Agreement by Ouachita Bancshares shareholders, however, there may not be, without further approval of the Ouachita Bancshares shareholders, any amendment of the Merger Agreement which reduces the amount or changes the form of the consideration due under the Merger Agreement, other than as contemplated in the Merger Agreement. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of BancorpSouth and Ouachita Bancshares.

Waiver

Prior to the merger, BancorpSouth and/or Ouachita Bancshares, as applicable, may extend the time for the performance of any of the obligations or other acts of the other party to the Merger Agreement, waive any inaccuracies in the representations or warranties of the other party contained in the Merger Agreement or waive compliance with any of the agreements or conditions of the other party contained in the Merger Agreement.

Expenses

Each party to the Merger Agreement will bear all expenses incurred by it in connection with the Merger Agreement and the merger.

Management and Operations Following the Merger

After the merger, BancorpSouth will be managed by the same board of directors and executive officers who managed BancorpSouth prior to the merger. Ouachita Bancshares will be merged with and into BancorpSouth, with BancorpSouth being the surviving corporation. The surviving corporation will operate under the name “BancorpSouth, Inc.” and will continue to engage in the same business as prior to the merger. The Bank will merge with and into BancorpSouth Bank. The surviving subsidiary bank will operate under the name “BancorpSouth Bank.”

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

BancorpSouth

BancorpSouth common stock is listed on the New York Stock Exchange under the symbol “BXS.” As of February 17, 2014, BancorpSouth common stock was held of record by approximately 8,125 holders. On January 7, 2014, the last full trading day prior to the public announcement of the merger, the closing sales price of BancorpSouth common stock was $24.76 per share. On March 3, 2014, the last practicable trading day before the distribution of this Proxy Statement/Prospectus, the closing sales price of BancorpSouth common stock was $24.00 per share. You should obtain current market quotations for the shares of BancorpSouth common stock from a newspaper, the Internet or your broker. The following table sets forth the high and low sale prices for BancorpSouth common stock as reported on the New York Stock Exchange, and cash dividends declared per share of BancorpSouth common stock, for the periods indicated:

	Sale Prices		Cash Dividends Per Share
	High	Low
2013
First Quarter	$16.52	$14.14	$0.01
Second Quarter	18.06	14.72	0.01
Third Quarter	20.77	17.76	0.05
Fourth Quarter	25.54	19.64	0.05
2012
First Quarter	$14.21	$10.85	$0.01
Second Quarter	14.70	12.40	0.01
Third Quarter	15.69	13.81	0.01
Fourth Quarter	15.00	12.55	0.01
2011
First Quarter	$16.75	$14.71	$0.11
Second Quarter	16.25	11.57	0.01
Third Quarter	14.35	8.61	0.01
Fourth Quarter	11.39	8.23	0.01

Ouachita Bancshares

There is no established public trading market for shares of Ouachita Bancshares common stock, which is inactively traded in private transactions. Since April 2011, there have been approximately 50 transactions with respect to Ouachita Bancshares common stock, including redemptions by Ouachita Bancshares and transactions between affiliates. The per share sales price for these transactions has ranged from a low of $60.75 to a high of $74.00.

INFORMATION ABOUT BANCORPSOUTH

Important business and financial information about BancorpSouth is incorporated by reference into this Proxy Statement/Prospectus. See the section entitled “WHERE YOU CAN FIND MORE INFORMATION” that begins on page 66 of this Proxy Statement/Prospectus.

Pending Acquisition

On January 22, 2014, BancorpSouth announced that it entered into a definitive agreement to acquire Central Community and its subsidiary bank, First State Bank Central Texas, a Texas state-chartered bank with total assets of $1.3 billion, total loans of $555.5 million and total deposits of $1.1 billion as of December 31, 2013. First State Bank Central Texas is a full service commercial bank with thirty-one locations throughout in central Texas.

Under the terms of the definitive agreement, Central Community stockholders will receive an aggregate of $28,500,000 in cash and 7,250,000 shares of BancorpSouth common stock for all outstanding shares of Central Community common stock. The merger has been approved by the boards of directors of both BancorpSouth and Central Community and is expected to close during the second quarter of 2014. The transaction is subject to certain conditions, including the approval by stockholders of Central Community and customary regulatory approvals.

INFORMATION ABOUT OUACHITA BANCSHARES

Business

Ouachita Bancshares was incorporated as a Louisiana corporation in 1997 under the name Ouachita Bancshares Corp. to serve as a bank holding company for the Bank. Ouachita Bancshares does not, as an entity, engage in separate business activities of a material nature apart from the activities it performs for the Bank. Its primary activities are to provide assistance in the management and coordination of the Bank’s financial resources. Ouachita Bancshares has no significant assets other than all of the outstanding common stock of the Bank. Ouachita Bancshares derives its revenues primarily from the operations of the Bank in the form of dividends received from the Bank.

The Bank was initially chartered as a Louisiana state bank in 1997. Since their inception, both Ouachita Bancshares and the Bank have generally grown organically.

As a bank holding company, Ouachita Bancshares is subject to supervision and regulation by the Federal Reserve in accordance with the requirements set forth in the BHC Act and by the rules and regulations issued by the Federal Reserve.

As of December 31, 2013, Ouachita Bancshares had, on a consolidated basis, total assets of $652.5 million, total deposits of $549.7 million, and total shareholders’ equity of $53.1 million. Ouachita Bancshares does not file reports with the SEC. Ouachita Bancshares does, however, voluntarily provide annual reports, including audited financial statements, to its shareholders in connection with its annual meeting.

Products and Services

The Bank is a traditional commercial bank offering a wide variety of services to satisfy the needs of the consumer and commercial customers in its primary market areas. The Bank offers most types of loans for any legitimate purpose, including loans to small and medium-sized businesses for the purpose of purchasing equipment, inventory, facilities or for working capital. Consumer loans offered include loans for the purpose of purchasing automobiles, recreational vehicles, personal residences and household goods, and for home improvement needs. The Bank also offers depository services and various checking account services. Money orders and wire transfer services are also available. The Bank’s business is not seasonal in any material respect.

Market Area

The Bank currently has 13 locations in Louisiana and one location in Mississippi. These locations include six full service branches in the Monroe metropolitan area, four full service branches in the Shreveport-Bossier City metropolitan area, two full service branches in Bastrop, Louisiana, and loan production offices in Madison, Mississippi and Natchitoches, Louisiana. The Bank’s business is not dependent on one or a few major customers.

Competition

The table below lists the Bank’s deposit market share for certain significant market areas (including Metropolitan Statistical Areas, or MSAs) in which the Bank provides services.

Market Area	Market Rank(1)	No. of Institutions in Market	Branch Count	Deposits In Market (in millions)	Market Share (%)
Monroe MSA	4	15	6	$288.9	9.96
Shreveport-Bossier City MSA	11	27	4	175.2	2.35

(1)	Deposit information used to determine market rank was provided by the FDIC’s Summary of Deposits, reported as of June 30, 2013.
(2)	Demographic information was provided by ERSI, which is based primarily on data from the U.S. Census Bureau.

Each activity in which Ouachita Bancshares is engaged involves competition with other banks, as well as with nonbanking financial institutions and nonfinancial enterprises. In addition to competing with other commercial banks within and outside its primary service area, Ouachita Bancshares competes with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, financial companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations and other enterprises. Ouachita Bancshares also competes with suppliers of equipment in furnishing equipment financing. Banks and other financial institutions with which Ouachita Bancshares competes may have capital resources and legal loan limits substantially higher than those maintained by Ouachita Bancshares.

Employees

As of December 31, 2013, Ouachita Bancshares had 180 full-time equivalent employees, none of whom is covered by a collective bargaining agreement.

Legal Proceedings

There are no threatened or pending legal proceedings against Ouachita Bancshares which, if determined adversely, would, in the opinion of management, have a material adverse effect on the business of Ouachita Bancshares’ financial condition, results of operations or cash flows.

Security Ownership of Certain Beneficial Owners and Management Prior to the Merger

The following table sets forth certain information regarding the beneficial ownership of Ouachita Bancshares common stock as of February 28, 2014, by (1) directors and “named executive officers” (as such term is defined in SEC rules) of Ouachita Bancshares, (2) each person who is known by Ouachita Bancshares to own beneficially 5% or more of the Ouachita Bancshares common stock and (3) all directors and named executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Ouachita Bancshares believes that each person has sole voting and dispositive power over the shares indicated as owned by such person and the address of each shareholder is the same as the address of Ouachita Bancshares.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned(1)
Directors and Executive Officers
Katie G. Anderson	2,258	(2)	*
K. Tod Cagle	11,484	(3)	1.36%
Robert J. Clark	17,756	(4)	2.10%
Ronald Haneline	9,176		1.08%
Amos W. Hood, Jr.	29,585	(5)	3.49%
Gary Hubbard	2,000		*
Chung Hong (Kevin) Koh	11,511	(6)	1.36%
Jerry Lazenby	9,600		1.13%
Russell T. Lolley	14,310	(7)	1.69%
E. Lyle Miller	8,000	(8)	*
Nancy Sawyer	42,367		5.00%
J. Wayne Smith	10,032		1.18%
Craig C. Spohn	2,000		*
Donald R. Updegraff	5,668		*
Clyde R. White	56,679	(9)	6.69%
R. Douglas Wood, Jr.	56,723	(10)	6.70%
Directors and Executive Officers as a Group (16 persons)	289,149		34.07%

*	Indicates ownership which does not exceed 1.0%.
(1)	The percentage beneficially owned was calculated based on 846,772 shares of Ouachita Bancshares common stock outstanding as of February 28, 2014. The percentage assumes the exercise by the shareholder or group named in each row of all options for the purchase of Ouachita Bancshares common stock held by such shareholder or group and exercisable within 60 days.
(2)	Includes 258 shares held of record by the Ouachita Bancshares employee stock ownership plan and 2,000 stock options that are currently exercisable.
(3)	Includes 5,557 shares held of record by an IRA account.
(4)	Includes 199 shares held of record by Mr. Clark’s spouse.
(5)	Includes 28,585 shares held of record by the Ouachita Bancshares employee stock ownership plan.
(6)	Includes 511 shares held of record by the Ouachita Bancshares employee stock ownership plan.
(7)	Includes 13,310 shares held of record in the Surgery Associates Profit Sharing Plan.
(8)	Includes 8,000 shares held of record in a 401(k) Plan as custodian for Mr. Miller.

(9)	Includes 4,650 shares held of record by Mr. White Individually, 42,029 shares held of record by an employee stock ownership plan, and 10,000 shares held by the Clyde R and Patricia H. White Irrevocable Trust.
(10)	Includes 1,111 shares held of record by Mr. Wood’s spouse.

Ouachita Bancshares has supplied all information contained in this Proxy Statement/Prospectus relating to Ouachita Bancshares and the Bank.

COMPARISON OF RIGHTS OF SHAREHOLDERS

BancorpSouth is incorporated under Mississippi law. Ouachita Bancshares is incorporated under Louisiana law. Upon completion of the merger, the restated articles of incorporation, as amended, of BancorpSouth and the amended and restated bylaws, as amended, of BancorpSouth in effect immediately prior to the effective time of the merger will be the articles of incorporation and bylaws of the combined company. Consequently, after the effective time of the merger, to the extent Ouachita Bancshares shareholders receive BancorpSouth common stock in the merger, the rights of former shareholders of Ouachita Bancshares will be determined by reference to the restated articles of incorporation and amended and restated bylaws of BancorpSouth and the Mississippi Business Corporation Act. The material differences between the rights of holders of Ouachita Bancshares common stock and the rights of holders of BancorpSouth common stock resulting from the differences in their governing documents and the differences between Mississippi law and Louisiana law are summarized below.

The following summary does not purport to be a complete statement of the rights of holders of BancorpSouth common stock under applicable Mississippi law, the restated articles of incorporation and the amended and restated bylaws of BancorpSouth or the rights of the holders of Ouachita Bancshares common stock under applicable Louisiana law, the Ouachita Bancshares articles of incorporation, and the Ouachita Bancshares bylaws, or a complete description of the specific provisions referred to below. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the Mississippi Business Corporation Act, the Louisiana Business Corporation Law and the governing documents of BancorpSouth and Ouachita Bancshares, to which the holders of Ouachita Bancshares common stock are referred. Copies of the governing documents of BancorpSouth are available, without charge, to any person, including any beneficial owner of Ouachita Bancshares common stock to whom this Proxy Statement/Prospectus is delivered, by following the instructions listed under “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 66.

Summary of Material Differences Between the Rights of BancorpSouth Shareholders and the Rights of Ouachita Bancshares Shareholders

	BancorpSouth Shareholder Rights	Ouachita Bancshares Shareholder Rights

Authorized Capital Stock	The authorized capital stock of BancorpSouth consists of 500,000,000 shares of common stock, $2.50 par value per share, and 500,000,000 shares of preferred stock, $0.01 par value per share.	The authorized capital stock of Ouachita Bancshares consists of 5,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, without par value.

Board of Directors

Size	BancorpSouth’s governing documents provide that the board of directors consists of between nine and 24 members, as determined from time to time by BancorpSouth’s board of directors, and on the date of this Proxy Statement/Prospectus the board of directors consists of 18 members. The vote of at least 80% of the outstanding shares of BancorpSouth common stock is required to increase the maximum number of members of BancorpSouth’s board of directors if the board of directors does not recommend such an increase.	Ouachita Bancshares’ governing documents provide that Ouachita Bancshares’ first board of directors shall be fixed at eight members. Thereafter, the number of directors will be determined by resolution of the board of directors at any meeting thereof or by the shareholders at any meeting thereof, but shall never be less than three members except as otherwise allowed by law. On the date of this Proxy Statement/Prospectus the board of directors consists of 15 members.

Classification and Term	BancorpSouth’s governing documents provide that the members of the board of directors are divided into three classes, with classes elected for staggered three-year terms.	The Ouachita Bancshares articles of incorporation provide that the members of Ouachita Bancshares’ board of directors are divided into three classes, with the classes elected for staggered three-year terms.

Election	BancorpSouth’s governing documents provide that at each annual meeting, the number of directors equal to the number in the class whose term expires at the time of the meeting are elected to hold office as directors. Pursuant to BancorpSouth’s restated articles of incorporation, shareholders may not cumulate votes in the election of directors.	Ouachita Bancshares’ governing documents provide that at each annual meeting, the number of directors equal to the number in the class whose term expires at the time of the meeting are elected to hold office as directors. Pursuant to Ouachita Bancshares’ articles of incorporation, shareholders may not cumulate votes in the election of directors.

	BancorpSouth Shareholder Rights	Ouachita Bancshares Shareholder Rights

In an uncontested election, any nominee for Director who receives a greater number of votes “withheld” from his or her election than votes “for” such election is required to promptly tender his or her resignation (unless previously tendered) following certification of the shareholder vote.

Vacancies	BancorpSouth’s governing documents provide that any vacancy on the board of directors or directorship, including a vacancy resulting from an increase in the number of directors, may be filled by the board of directors, provided that the board of directors may elect instead to (i) not fill the vacancy or (ii) to have the vacancy filled by vote of the shareholders at any regular or special meeting of the shareholders.	The Ouachita Bancshares bylaws provide that a vacancy is filled by (a) the shareholders at any annual or special meeting of shareholders; or (b) the affirmative vote of a majority of the remaining directors, regardless of whether such majority may constitute less than a quorum of the board of directors. A director elected to fill a vacancy shall be elected to serve for the unexpired term of his predecessor in office.

Removal	BancorpSouth’s governing documents provide that a director may be removed for cause (as defined by the restated articles of incorporation of BancorpSouth) by the affirmative vote of a majority of the entire board of directors or by BancorpSouth’s shareholders, only for cause, at a special meeting of the shareholders called expressly for that purpose.

The Louisiana Business Corporation Law provides that shareholders, by vote of a majority of the total voting power at any special meeting called for the purpose, may remove from office, with or without cause, any one or more of the directors and may, at such meeting, proceed to elect a successor for the unexpired term.

Ouachita Bancshares’ bylaws provide that at any meeting of shareholders called expressly for that purpose, any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote on the election of directors.

Board Quorum and Voting Requirements	The amended and restated bylaws of BancorpSouth provide that at all regular and special meetings of the board of directors, a majority of the whole board of directors, excluding any vacancies, shall constitute a quorum, and that the act of the majority of directors present at a meeting at which a quorum is present is the act of the board of directors.	Ouachita Bancshares’ governing documents provide that at all meetings of Ouachita Bancshares’ board of directors, a majority of the directors in office and qualified to act is a quorum for the transaction of business, and that the affirmative vote of a majority of directors present at any meeting at which a quorum is present is the act or decision of the Ouachita Bancshares’ board of directors, unless the vote of a different number is required by law or Ouachita Bancshares’ governing documents. If a quorum is not present at a meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than the announcement at the meeting, until a quorum is present.

Transactions with Directors	The Mississippi Business Corporation Act provides that a transaction that is not a director’s conflicting interest transaction may not be enjoined, set aside or give rise to an award of damages or other sanctions in a proceeding by a BancorpSouth shareholder or by or in the right of BancorpSouth, because a director of BancorpSouth, or any person with whom or which he has a personal, economic or other association, has an interest in the transaction.	The Ouachita Bancshares articles of incorporation generally provide that every officer or director of Ouachita Bancshares is relieved from any liability that might otherwise exist from contracting with Ouachita Bancshares for the benefit of himself, whether or not the interested director was present or voted at a meeting, if the material facts as to such interest and as to the transaction are disclosed to, or known to,

	BancorpSouth Shareholder Rights	Ouachita Bancshares Shareholder Rights

The Mississippi Business Corporation Act further provides that a director’s conflicting interest transaction may not be enjoined, set aside or give rise to an award of damages or other sanctions in a proceeding by a BancorpSouth shareholder or by or in the right of BancorpSouth because the director, or any person with whom or which he has a personal, economic or other association, has an interest in the transaction, if, pursuant to the Mississippi Business Corporation Act, directors’ action respecting the transaction or shareholders’ action respecting the transaction was taken in compliance with the Mississippi Business Corporation Act, or if the transaction, judged according to the circumstances at the time of commitment, is established to have been fair to BancorpSouth.

Ouachita Bancshares’ directors or shareholders who, in good faith, approved or ratified the transaction.

The Louisiana Business Corporation Law generally provides that no contract or transaction between Ouachita Bancshares and one or more of its directors or officers, or between Ouachita Bancshares and any other entity or organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for that reason, or solely because the common or interested director or officer was present at or participated in the meeting of the board or committee which authorized the contract or transaction, or solely because his or their votes were counted for such purpose, if: (i) the material facts as to the interest and as to the contract or transaction were disclosed or known to the Ouachita Bancshares board of directors, and the Ouachita Bancshares board of directors in good faith authorized the contract or transaction by a vote sufficient for such purpose without counting the vote of the interested director or directors; (ii) the material facts as to the interest and as to the contract or transaction were disclosed or known to the shareholders entitled to vote thereon, and the contract or transaction was approved in good faith by vote of the shareholders; or (iii) the contract or transaction was fair as to Ouachita Bancshares as of the time it was authorized, approved or ratified by the Ouachita Bancshares board of directors or shareholders.

Shareholder Meetings

Special Meetings	BancorpSouth’s governing documents provide that a special meeting of the shareholders may be called by the chief executive officer or corporate secretary or by the holders of not less than a majority of all of the shares entitled to vote at such meeting, and shall be called by the chief executive officer or corporate secretary at the request in writing of a majority of the board of directors or of the holders of a majority of the shares of stock entitled to vote at such meeting.

Pursuant to Ouachita Bancshares’ governing documents, special meetings of shareholders may be called by Ouachita Bancshares’ President, the board of directors, or by the Secretary upon the written request of any holder or holders of not less than 50 percent of all shares entitled to vote at such meeting. Only such business shall be transacted at a special meeting as may be stated or indicated in the notice of such meeting.

The Louisiana Business Corporation Law provides that at any time, upon written request of any shareholder(s) holding in the aggregate one-fifth of the total voting power, the corporate secretary shall call a special meeting of shareholders, and if the corporate secretary does not fix a time or give notice of the meeting, the shareholder or shareholders making the request may do so.

Voting Rights	BancorpSouth’s governing documents provide that each share of common stock is	The Ouachita Bancshares articles of incorporation and the Louisiana Business

	BancorpSouth Shareholder Rights	Ouachita Bancshares Shareholder Rights

	entitled to one vote on each matter with respect to which shareholders are entitled to vote.	Corporation Law provide that in the election of directors and other matters, each shareholder of record of the common stock has the right to one vote for each share owned by the shareholder.

Record Date	Pursuant to the amended and restated bylaws of BancorpSouth, the board of directors may fix a record date to be not more than 50 days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action is to be taken.	Pursuant to the Ouachita Bancshares bylaws, the board of directors may close the Ouachita Bancshares stock transfer books for a period not exceeding 50 nor less than ten days preceding the date of any meeting of shareholders or date of the action for which the date is fixed, or, in lieu of closing the stock transfer books, the board of directors may fix in advance a date, not exceeding 50 nor less than ten days prior to the date of holding any meeting of shareholders, as a record date for the determination of the shareholders entitled to notice of and to vote at the meeting.

Actions by Written Consent	The amended and restated bylaws of BancorpSouth provide that shareholders may take action by unanimous written consent of all shareholders entitled to vote on the matter.	The Ouachita Bancshares bylaws provide that the shareholders of Ouachita Bancshares may take action by written consent, provided that such written consent be signed by shareholders representing not less than the minimum number of shares entitled to vote on such matter that would otherwise be required by the Louisiana Business Corporation Law or the articles of incorporation. The minimum number of votes required with respect to any matter submitted for approval by written consent is the higher of the number of votes required by the Louisiana Business Corporation Law or the articles of incorporation.

Quorum and Voting Requirements	BancorpSouth’s governing documents provide that a majority of the shares of common stock entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders, except that two-thirds of the shares of common stock entitled to vote constitutes a quorum for the transaction of any business at a special meeting of shareholders. The affirmative vote of the majority of shares entitled to vote shall be the act of the shareholders if a quorum is present, unless the restated articles of incorporation of BancorpSouth or applicable law requires a greater number of affirmative votes. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.	Pursuant to the Ouachita Bancshares bylaws, a majority of the outstanding shares of common stock entitled to vote, present in person or by proxy, constitutes a quorum for the transaction of business. In no event shall a quorum consist of less than one-fourth of the total voting power of Ouachita Bancshares. If a quorum shall not be present or represented at any meeting of shareholders, a majority of the shareholders entitled to vote at the meeting, who are present in person or represented by proxy, may adjourn the meeting from time to time, without notice other than the announcement at the meeting, until a quorum shall be presented or represented, provided that no new record date is fixed for the adjourned meeting. At any reconvening of an adjourned meeting at which a quorum shall be presented or represented, any business may be transacted that could have been transacted at the original meeting if a quorum had been present or represented. In the case of any meeting called for the election of directors, those who attend the second of such adjourned meetings, although less than a quorum as fixed by the

	BancorpSouth Shareholder Rights	Ouachita Bancshares Shareholder Rights

applicable provision of the Louisiana Business Corporation Law and Ouachita Bancshares’ governing documents shall nevertheless constitute a quorum for the purpose of electing directors. The shareholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding any withdrawal of shareholders that may leave less than a quorum remaining. The Louisiana Business Corporation Law and the Ouachita Bancshares bylaws provide that except as otherwise provided by the Louisiana Business Corporation Law and Ouachita Bancshares’ governing documents, a majority of votes actually cast shall decide any matter properly brought before a shareholders’ meeting, except that directors shall be elected by plurality vote.

Advance Notice of Shareholder Nominations and Proposals for Business

The amended and restated bylaws of BancorpSouth provide that, in the case of the annual meeting of shareholders, proposals by shareholders of business to be considered or acted upon and nominations for election of directors must be stated in writing and filed with BancorpSouth’s corporate secretary not later than 90 calendar days and not earlier than 120 calendar days before the first anniversary of the date that BancorpSouth first mailed its proxy statement to shareholders in connection with the prior year’s annual meeting. If the annual meeting is more than 30 calendar days from the first anniversary of the preceding year’s annual meeting, shareholder notice must be received by BancorpSouth’s corporate secretary not earlier than 120 calendar days prior to the date that BancorpSouth first mailed its proxy statement to shareholders in connection with the applicable year’s annual meeting and not later than the later to occur of 90 calendar days prior to the date on which BancorpSouth first mailed its proxy statement to shareholders in connection with the applicable year’s annual meeting or ten calendar days after BancorpSouth’s first public announcement of the date of the annual meeting.

The amended and restated bylaws of BancorpSouth provide that, in the case of a special meeting of shareholders, nominations by shareholders for election of directors must be preceded by delivery of written notice to BancorpSouth’s corporate secretary not earlier than 120 calendar days prior to the special meeting and not later than the later of 90 calendar days prior to the special meeting or ten calendar days following the day on which BancorpSouth first made public announcement of the date of the special meeting.

Ouachita Bancshares’ governing documents do not contain any provisions that require Ouachita Bancshares shareholders to provide advance notice prior to proposing business or nominating persons to serve on the board of directors at an annual or special meeting of shareholders.

	BancorpSouth Shareholder Rights	Ouachita Bancshares Shareholder Rights

In addition, the amended and restated bylaws of BancorpSouth require that any shareholder notice regarding director nomination include certain information concerning the shareholder and his nominee, including, among other things, information about the nominee that would be required to be included in a proxy statement filed under the proxy rules of the SEC.

The chairman of the annual or special meeting may declare that any shareholder proposal or nomination be disregarded if not made in compliance with the procedures of the amended and restated bylaws of BancorpSouth.

Liability and Indemnification of Directors and Officers

Personal Liability	Pursuant to the restated articles of incorporation of BancorpSouth, a director, in general, is not personally liable to BancorpSouth or its shareholders for monetary damages for any action taken, or for the failure to take action, as a director, except for liability for (i) the amount of a financial benefit received to which the director is not entitled; (ii) an intentional infraction of harm on BancorpSouth or the shareholders; (iii) a violation of the provisions of the Mississippi Business Corporation Act regarding unlawful distributions; or (iv) an intentional violation of criminal law.

The Ouachita Bancshares articles of incorporation generally provide that directors and officers shall not be liable to Ouachita Bancshares or its shareholders for monetary damages for breach of fiduciary duty except for liability for: (i) breach of duty of loyalty to Ouachita Bancshares or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability for unlawful distributions of Ouachita Bancshares’ assets to, or redemption or repurchase of Ouachita Bancshares’ shares from, shareholders of Ouachita Bancshares; or (iv) any transaction from which an improper personal benefit is derived.

In addition, the Ouachita Bancshares articles of incorporation provide that the board of directors may cause Ouachita Bancshares to enter into agreements with its directors and officers providing for the limitation of liability set forth in the Ouachita Bancshares articles of incorporation to the fullest extent permitted by law.

Indemnification	BancorpSouth’s restated articles of incorporation provide that BancorpSouth shall indemnify and, upon request, shall advance expenses prior to the final disposition of a proceeding to any person who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of BancorpSouth by reason of the fact that such person is or was a director, officer, partner, trustee, employee or agent of BancorpSouth, or is or was serving at the request of BancorpSouth as a director, officer, partner, trustee, employee or agent of another

The Ouachita Bancshares articles of incorporation generally provide that Ouachita Bancshares shall indemnify and hold harmless directors, officers, employees, and agents of Ouachita Bancshares, and may procure or maintain insurance on behalf of any such persons, as and to the extent permitted by the Louisiana Business Corporation Law.

Pursuant to the Louisiana Business Corporation Law, Ouachita Bancshares may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal,

BancorpSouth Shareholder Rights	Ouachita Bancshares Shareholder Rights

entity, against any liability incurred in the action, suit or proceeding to the full extent permitted by the Mississippi Business Corporation Act and, despite the fact that such person has not met the applicable standard of conduct set forth in the Mississippi Business Corporation Act or would be disqualified for indemnification under the Mississippi Business Corporation Act, to such person if a determination is made that the director, officer, employee or agent is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances and if the acts or omissions did not constitute gross negligence or willful misconduct. In addition, the restated articles of incorporation of BancorpSouth provide that a request for reimbursement or advancement of expenses prior to final disposition of a proceeding need not be accompanied by the written affirmation of good faith belief that the payee has met the relevant standard of conduct or that the proceeding involves conduct for which liability has been eliminated otherwise than is required by the Mississippi Business Corporation Act, but the remaining applicable provisions of the Mississippi Business Corporation Act apply to any such request, including the requirement that the payee submit an undertaking by or on behalf of the payee to repay the funds unless it is ultimately determined that he is entitled to be indemnified by BancorpSouth.

BancorpSouth’s governing documents and the Mississippi Business Corporation Act provide that BancorpSouth may purchase and maintain insurance on behalf of an individual who is a director or officer of BancorpSouth, or who, while a director or officer of BancorpSouth, serves at BancorpSouth’s request as a director, officer, partner, trustee, employee or agent of another entity against any liability that may be asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not BancorpSouth would have the power to indemnify him against such liability.

The restated articles of incorporation of BancorpSouth explain that the rights to indemnification contained therein are intended to be greater than that otherwise provided for in the Mississippi Business Corporation Act, are contractual in nature, and in that respect are mandatory, despite a person’s failure to meet the standard of conduct required for permissive indemnification under the Mississippi Business Corporation Act.

The amended and restated bylaws of BancorpSouth provide for indemnification of administrative or investigative, including any action by or in the right of Ouachita Bancshares, by reason of the fact that he is or was a director, officer, employee or agent of Ouachita Bancshares, or is or was serving at the request of Ouachita Bancshares as a director, officer, employee or agent of another entity or enterprise if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Ouachita Bancshares, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of actions by or in the right of Ouachita Bancshares, however, indemnification is limited to expenses, including attorneys’ fees and amounts paid in settlement not exceeding the estimated expense of litigating the action to conclusion, actually and reasonably incurred, and no indemnification shall be made if such person is adjudged by a court to be liable for willful or intentional misconduct in the performance of his duties to Ouachita Bancshares, unless the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for certain expenses.

In general, indemnification under the Louisiana Business Corporation Law shall be made by Ouachita Bancshares only as authorized in a specific case upon a determination that the applicable standard of conduct has been met.

Expenses incurred in defending an action, suit or proceeding may be paid by Ouachita Bancshares in advance of the final disposition thereof if authorized by Ouachita Bancshares’ board of directors, without regard to whether participating members thereof are parties to such action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it is ultimately determined that he is not entitled to be indemnified by Ouachita Bancshares.

BancorpSouth Shareholder Rights	Ouachita Bancshares Shareholder Rights

certain persons who were or are parties or are threatened to be made parties to any threatened, pending or completed action, suit or proceeding, in cases other than action by or in the right of BancorpSouth. Also, in the case of actions by or in the right of BancorpSouth, certain persons who were or are parties or are threatened to be made parties to any threatened, pending or completed action, suit or proceeding by or in the right of BancorpSouth to procure a judgment in its favor may generally be indemnified against expenses actually and reasonably incurred by such persons in connection with defense or settlement of the action or suit, except that no indemnification shall be made if such persons breached certain fiduciary duties to BancorpSouth unless, and only to the extent that a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such persons are fairly and reasonably entitled to indemnification for certain expenses.

The amended and restated bylaws of BancorpSouth provide that any indemnification pursuant to the bylaws shall be made only as authorized in specific cases upon a determination that indemnification is proper in the circumstances because the indemnitee has met the applicable standard of conduct.

The Mississippi Business Corporation Act provides that BancorpSouth may indemnify an individual who is a party to a proceeding because he is a director against liability if: (1) (i) he conducted himself in good faith; (ii) he reasonably believed (A) in the case of conduct in his official capacity, that his conduct was in the best interests of BancorpSouth and (B) in all other cases, that his conduct was at least not opposed to the best interests of BancorpSouth; and (iii) in the case of any criminal proceeding, that he had no reasonable cause to believe that his conduct was unlawful; or (2) he engaged in conduct for which broader indemnification has been made permissible or obligatory under BancorpSouth’s restated articles of incorporation.

The Mississippi Business Corporation Act also generally allows, with some exceptions, BancorpSouth to indemnify and advance expenses to officers to the same extent as to directors, and if a person is an officer but not a director, to such further extent as may be provided by BancorpSouth’s governing documents, a resolution of the board of directors or by contract.

	BancorpSouth Shareholder Rights	Ouachita Bancshares Shareholder Rights

Amendments to Organizational Documents

Articles of Incorporation

The Mississippi Business Corporation Act provides that BancorpSouth has the power to make and amend bylaws not inconsistent with BancorpSouth’s restated articles of incorporation.

The affirmative vote of the holders of not less than 80% of the outstanding voting stock of BancorpSouth is required to amend or repeal (i) the provisions of the restated articles of incorporation of BancorpSouth regarding shareholder approval of certain transactions in the event that the board of directors does not recommend a vote in favor of such transactions; and (ii) the provisions regarding shareholder approval of transactions with certain shareholders.

The Louisiana Business Corporation Law and Ouachita Bancshares’ governing documents provide that Ouachita Bancshares may amend its articles of incorporation, and that such amendment may be adopted by a vote of at least two-thirds of the voting power present at an annual or special meeting of shareholders.

In addition, the Louisiana Business Corporation Law provides that if an amendment would adversely affect the rights of the holders of shares of any class or series, then the holders of each class or series of shares that would be so affected by the amendment shall be entitled to vote as a class on the amendment, whether or not such class or series is entitled to vote pursuant to the Ouachita Bancshares articles of incorporation and the vote of the holders of at least two-thirds of the shares of each class or series so affected by the amendment, present or represented at the meeting, shall be necessary to adopt the amendment.

Bylaws

The amended and restated bylaws of BancorpSouth provide that the bylaws may be altered, amended or repealed and new bylaws may be adopted by the board of directors at any regular or special meeting of the board of directors.

In addition, pursuant to the Mississippi Business Corporation Act, BancorpSouth’s shareholders may amend or repeal BancorpSouth’s amended and restated bylaws and the board of directors may amend or repeal the bylaws unless the shareholders, in amending, repealing or adopting a bylaw, expressly provide that the board of directors may not amend, repeal or reinstate that bylaw.

The Ouachita Bancshares articles of incorporation provide that the board of directors may alter, amend or repeal Ouachita Bancshares’ bylaws, or adopt new bylaws, subject to the concurrent right of the shareholders to alter, amend or repeal bylaws or adopt new bylaws, and that all bylaws altered, amended, repealed or adopted by the shareholders shall not be altered, amended, reenacted or repealed by the board of directors.

Dissenters’ Rights/Appraisal	Pursuant to the Mississippi Business Corporation Act, a BancorpSouth shareholder generally is entitled to appraisal rights and to obtain payment of the fair value of shares in the event of the following corporate actions, with certain exceptions and limits: (i) consummation of a merger to which BancorpSouth is a party if shareholder approval is required for the merger by the Mississippi Business Corporation Act and the shareholder is entitled to vote on the merger, except that appraisal rights are not available with respect to shares of any class or series that remain outstanding after consummation of the merger; (ii) consummation of a share exchange to which BancorpSouth is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights are not

Ouachita Bancshares’ shareholders have dissenters’ rights with respect to certain corporate actions. See “THE MERGER –Dissenters’ Rights.”

The Louisiana Business Corporation Law provides that if Ouachita Bancshares, by vote of its shareholders, authorizes a sale, lease or exchange of all of its assets or by vote of its shareholders, becomes a party to a merger or consolidation, then, unless such authorization or action shall be given or approved by at least 80% of the total voting power, a shareholder who votes against the corporate action has the right to dissent.

The right to dissent, however, generally does not exist in the case of: (i) a sale pursuant to an order of a court; (ii) a sale for cash on

	BancorpSouth Shareholder Rights	Ouachita Bancshares Shareholder Rights

	available with respect to any class or series of BancorpSouth shares that is not exchanged; (iii) consummation of certain dispositions of assets if the shareholder is entitled to vote on the disposition; (iv) amendment of the restated articles of incorporation of BancorpSouth that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if BancorpSouth has the obligation or right to repurchase the fractional share so created; or (v) other situations provided for in BancorpSouth’s governing documents or by resolution of the board of directors.	terms requiring distribution of all or substantially all of the net proceeds to the shareholders within one year after the date of the sale; (iii) shareholders holding shares of any class of stock which, at the record date, were listed on a national securities exchange, or were designated as a national market system security on an inter-dealer quotation system by the Financial Industry Regulatory Authority, unless the articles of the corporation issuing such stock provide otherwise or, except in the case of shareholders of a corporation surviving the merger or consolidation in which each share of such corporation outstanding immediately prior to the effective date of the merger or consolidation is an identical outstanding or treasury share of such corporation after the effective date of the merger or consolidation, the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

Anti-Takeover Provisions

Shareholder Rights Plan	BancorpSouth does not have a shareholders rights plan.	Ouachita Bancshares does not have a shareholders rights plan.

Control Share Acquisitions

Pursuant to the Mississippi Control Share Act, control shares that are the subject of a control share acquisition only have voting rights as determined by the Mississippi Control Share Act. “Control shares” are shares acquired by a person under certain circumstances which would result in voting power, when added to all other shares owned by such person, that would give that person (i) one-fifth or more but less than one-third of all voting power; (ii) one-third or more but less than a majority of all voting power; or (iii) a majority or more of all voting power.

In general, the voting rights of control shares are restored if, by reason of subsequent issuance of shares or other transactions by the “issuing public corporation,” the voting power of those control shares is reduced to a range of voting power for which approval has been granted or is not required, upon transfer of such shares to certain other persons or upon the expiration of three years after the date that the shareholders failed to approve a resolution according voting rights to those control shares.

The Mississippi Control Share Act does not apply to BancorpSouth because BancorpSouth is not an “issuing public corporation” and has not elected to be subject to the Mississippi Control Share Act in its restated articles of incorporation.

The Louisiana Business Corporation Law addresses certain transactions involving control shares. In general, “control shares” are shares that would have voting power with respect to shares of an “issuing public corporation” that, when added to all other shares of the issuing public corporation owned by such person, would entitle that person, immediately after acquisition of the shares, to exercise or direct the exercise of the voting power of the issuing public corporation in the election of directors within certain ranges of voting power. An “issuing public corporation” is a corporation that: (i) has 100 or more shareholders; (ii) has its principal place of business, its principal office, or substantial assets, whether owned directly or through one or more wholly-owned subsidiaries, within Louisiana; and (iii) more than 10% of its shareholders reside in Louisiana, more than 10% of its shares are owned by Louisiana residents or 10,000 shareholders reside in Louisiana. The control share provisions of the Louisiana Business Corporation Law apply to Ouachita Bancshares because it has not, in its governing documents, opted out of application of the rules.

The Louisiana Business Corporation Law provides that control shares of an issuing public corporation acquired in a control share acquisition have the same voting rights as were accorded the shares before the control

	BancorpSouth Shareholder Rights	Ouachita Bancshares Shareholder Rights

share acquisition only to the extent granted by resolution approved by the shareholders of the issuing public corporation.

In general, in the event control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, shareholders of the issuing public corporation have dissenters’ rights as provided by the Louisiana Business Corporation Law.

Votes on Extraordinary Corporate Transactions

The restated articles of incorporation of BancorpSouth provide that the affirmative vote of the holders of not less than 80% of the outstanding shares of voting stock is required in the event that the board of directors does not recommend to the shareholders a vote in favor of a merger or consolidation of BancorpSouth with, or a sale, exchange or lease of all or substantially all of the assets of BancorpSouth to, any person or entity.

Pursuant to the Mississippi Business Corporation Act, in the case of a merger or share exchange, with some exceptions, BancorpSouth’s board of directors must submit the plan of merger or share exchange to the shareholders for approval and the approval of the plan of merger or share exchange generally requires the approval of the shareholders at a meeting at which a quorum consisting of at least a majority of the shares entitled to vote on the plan exists.

The Mississippi Business Corporation Act provides that a sale, lease, exchange or other disposition of assets, subject to certain exceptions, requires approval of BancorpSouth’s shareholders if BancorpSouth would leave the corporation without a significant continuing business activity. If BancorpSouth retains a business activity that represented at least 25% of total assets at the end of the most recently completed fiscal year, and 25% of either income from continuing operations before taxes or revenues from continuing operations for that fiscal year, in each case of BancorpSouth and its subsidiaries on a consolidated basis, BancorpSouth will conclusively be deemed to have retained a “significant continuing business activity.” The board of directors must submit the proposed disposition to the shareholders for their approval and the approval of a disposition by the shareholders shall require the approval of the shareholders at a meeting at which a quorum consisting of at least a majority of the shares entitled to vote on the disposition exists.

The Louisiana Business Corporation Law generally provides that, in the case of a merger or consolidation, the agreement of merger or consolidation shall be submitted to the Ouachita Bancshares shareholders at an annual or special meeting and must be approved by the shareholders of Ouachita Bancshares by a vote of at least two-thirds of the voting power present.

The Louisiana Business Corporation Law generally provides that, in the case of a voluntary sale, lease, exchange or other disposition of all or substantially all of the assets of Ouachita Bancshares, if Ouachita Bancshares is not insolvent, authorization of the transaction may be given only by the shareholders, by vote of at least two-thirds of the voting power present, and if Ouachita Bancshares is insolvent, authorization may be given by vote of two-thirds of the entire board of directors.

The Louisiana Business Corporation Law generally provides that, in the case of a share exchange, the shareholders of Ouachita Bancshares whose shares will be acquired must approve the plan of exchange, and the plan of exchange to be authorized shall be approved by a vote of at least two-thirds of the voting power present of each class or series included in the share exchange, voting separately as a class at a meeting of shareholders.

The Louisiana Business Corporation Law allows that, notwithstanding the statutory requirement that an action requires the approval of at least two-thirds of the voting power present at any annual or special meeting of shareholders described above, a company’s articles of incorporation may provide that any action at an annual or special meeting of shareholders may require the approval of less than two-thirds of the voting power present at such meeting of shareholders. Pursuant to the Ouachita Bancshares articles of incorporation, the Merger Agreement must be approved by the holders of more than 50% of the outstanding shares of Ouachita Bancshares common stock, present in person or by proxy at the special meeting.

	BancorpSouth Shareholder Rights	Ouachita Bancshares Shareholder Rights

Votes on Transactions with Certain Shareholders, including Business Combinations Involving Interested Shareholders	The Mississippi Shareholder Protection Act generally provides that in addition to any vote required by law or BancorpSouth’s governing documents and subject to certain exceptions, certain business combinations with interested shareholders shall be approved by the affirmative vote of at least 80% of the votes entitled to be cast by outstanding shares of voting stock of BancorpSouth, voting together as a single class, and two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the interested shareholder who is (or whose affiliate or associate is) a party to the business combination or an affiliate or associate of the interested shareholder, voting together as a single class. Pursuant to the Mississippi Shareholder Protection Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions with interested shareholders, and an “interested shareholder” is generally any person or entity that beneficially owns 20% or more of the voting power of any outstanding class or series of BancorpSouth stock. The amended and restated articles of incorporation of BancorpSouth provide that the affirmative vote of the holders of not less than 80% of the outstanding shares of voting stock of BancorpSouth and the affirmative vote of the holders of not less than 67% of the outstanding shares of voting stock of BancorpSouth not held by a shareholder owning or controlling 20% or more of BancorpSouth’s voting stock at the time of the proposed transaction (which is referred to as a “controlling party”) is required for the approval or authorization of a merger, consolidation, sale, exchange or lease of all or substantially all of BancorpSouth’s assets if the transaction involves any controlling party, with certain exceptions such as approval of the transaction by a majority of the entire board of directors.	Pursuant to the Louisiana Business Corporation Law, in the case of certain transactions or events involving interested shareholders, in addition to any vote otherwise required by law or Ouachita Bancshares’ governing documents, a business combination shall be recommended by the Ouachita Bancshares board of directors and, subject to certain exceptions, approved by the affirmative vote of at least 80% of the votes entitled to be cast by outstanding shares of voting stock of Ouachita Bancshares voting together as a single voting group and two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the interested shareholder who is or whose affiliate is a party to the business combination or an affiliate or associate of the interested shareholder, voting together as a single voting group. The Louisiana Business Corporation Law generally defines a “business combination” to include a merger, consolidation, share exchange, sale, lease, and the issuance or transfer of equity securities with or to an interested shareholder, and an “interested shareholder” as any person that is the beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation. The Ouachita Bancshares articles of incorporation provide that a contract or transaction between Ouachita Bancshares and any person or entity shall not be affected or invalidated solely by the fact that any Ouachita Bancshares director, officer or shareholder is also a party to, or has an interest in, such contract or transaction, or by the fact that any Ouachita Bancshares director, officer or shareholder is in any way connected with such other person or entity or with any of its officers or directors.

Consideration of Other Constituencies	The Mississippi Business Corporation Act provides that a BancorpSouth director, in determining what he reasonably believes to be in the best interests of BancorpSouth, shall consider the interests of BancorpSouth’s shareholders and, in his discretion, may consider the interests of BancorpSouth’s employees, suppliers, creditors and customers, the economy of the state and nation, community and societal considerations and the long-term as well as short-term interests of BancorpSouth and its shareholders, including the possibility that such interests may be best served by the continued independence of BancorpSouth.	The Louisiana Business Corporation Law provides that the Ouachita Bancshares board of directors, when evaluating a tender offer or an offer to make a tender or exchange offer or to effect a merger or consolidation, may, in exercising its judgment in determining what is in the best interest of Ouachita Bancshares and its shareholders, consider, among other things, the social and economic effects of such transaction on Ouachita Bancshares, its subsidiaries, or their employees, customers, creditors and the communities in which Ouachita Bancshares and its subsidiaries do business.

WHERE YOU CAN FIND MORE INFORMATION

BancorpSouth has filed with the SEC under the Securities Act a registration statement on Form S-4 that registers the distribution to Ouachita Bancshares shareholders of the shares of BancorpSouth common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about BancorpSouth, Ouachita Bancshares and BancorpSouth common stock. The rules and regulations of the SEC allow BancorpSouth to omit certain information included in the registration statement from this Proxy Statement/Prospectus.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, NE, Washington, D.C. 20549. The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, like BancorpSouth, who file electronically with the SEC. The address of that site is http://www.sec.gov. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, NE, Washington, D.C. 20549.

You can also inspect reports, proxy statements and other information about BancorpSouth at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows BancorpSouth to “incorporate by reference” information into this Proxy Statement/Prospectus from documents that it has previously filed with the SEC. This means that BancorpSouth can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about BancorpSouth and its financial condition, operations and business. The information that BancorpSouth incorporates by reference is considered to be part of this Proxy Statement/Prospectus, and later information that BancorpSouth files with the SEC will automatically update and supersede the information BancorpSouth included in this Proxy Statement/Prospectus. This document incorporates by reference the documents that are listed below that BancorpSouth has previously filed with the SEC, except to the extent that any information contained in such filings is deemed “furnished” in connection with SEC rules.

This Proxy Statement/Prospectus incorporates by reference the following documents with respect to BancorpSouth:

•	BancorpSouth’s Annual Report on Form 10-K for the year ended December 31, 2013;

•	BancorpSouth’s Proxy Statement for its 2013 annual meeting of shareholders filed on March 22, 2013;

•	BancorpSouth’s Current Reports on Form 8-K filed on March 14, 2013, June 4, 2013, June 27, 2013 (including the amendment on Form 8-K/A filed the same date), August 8, 2013, December 20, 2013, December 26, 2013, January 9, 2014, January 22, 2014 and January 28, 2014; and

•	the description of BancorpSouth common stock contained in BancorpSouth’s Registration Statement on Form 8-A dated May 14, 1997.

All documents and reports filed by BancorpSouth with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this Proxy Statement/Prospectus and the date of the special meeting of shareholders of Ouachita Bancshares are incorporated by reference into this Proxy Statement/Prospectus. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

BancorpSouth has supplied all information contained or incorporated by reference in this Proxy Statement/Prospectus relating to BancorpSouth and BancorpSouth Bank.

You can obtain copies of the documents incorporated by reference in this Proxy Statement/Prospectus with respect to BancorpSouth without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this Proxy Statement/Prospectus, by requesting them in writing or by telephone from BancorpSouth at the following:

BancorpSouth, Inc.

One Mississippi Plaza

Tupelo, Mississippi 38804

(662) 680-2000

Attention: Cathy S. Freeman, Corporate Secretary

If you would like to request documents from BancorpSouth, please do so by April 1, 2014 to receive them before the Ouachita Bancshares special meeting. You can also obtain copies of these documents from the SEC through the SEC’s or BancorpSouth’s Internet world wide web site or at the SEC’s address described in this section above.

You should rely only on the information contained in or incorporated by reference in this Proxy Statement/Prospectus in considering how to vote your shares. Neither BancorpSouth nor Ouachita Bancshares has authorized anyone to provide you with information that is different from the information in this document. This Proxy Statement/Prospectus is dated March 10, 2014. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this Proxy Statement/Prospectus nor the issuance of BancorpSouth common stock in the merger shall create any implication to the contrary.

2014 ANNUAL SHAREHOLDER MEETING AND SHAREHOLDER PROPOSALS

BancorpSouth

If the merger is completed, those Ouachita Bancshares shareholders receiving BancorpSouth common stock as merger consideration will become shareholders of BancorpSouth.

Shareholder proposals submitted after the date of this Prospectus/Proxy Statement will not be included in BancorpSouth’s Proxy Statement or proxy card for the 2014 annual meeting, but may be included in the proxy statement for BancorpSouth’s 2015 annual meeting if submitted in accordance with the following. Shareholders who wish to nominate a candidate for election to BancorpSouth’s board of directors (other than the candidates proposed by the board of directors or the nominating committee) or propose any other business at the 2015 annual meeting must deliver written notice to BancorpSouth’s corporate secretary at the address below not earlier than November 21, 2014 nor later than December 22, 2014. Any nomination for director or other proposal by a shareholder that is not timely submitted and does not comply with these notice requirements will be disregarded, and upon the instructions of the presiding officer of the annual meeting all votes cast for each such nominee and such proposal will be disregarded. BancorpSouth’s nominating committee will consider shareholder nominations of candidates for election to the board of directors that are timely and otherwise submitted in accordance with the requirements described in the following paragraph.

A shareholder’s written notice submitted to BancorpSouth’s corporate secretary nominating candidates for election to the board of directors or proposing other business must include: (i) the name and address of the shareholder; (ii) the class and number of shares of common stock held of record and beneficially owned by such shareholder; (iii) the name(s), including any beneficial owners, and address(es) of such shareholder(s) in which all such shares of stock are registered on BancorpSouth’s stock transfer books; (iv) a representation that the shareholder intends to appear at the meeting in person or by proxy to submit the business specified in such notice; (v) a brief description of the business desired to be submitted to the annual meeting of shareholders, the complete text of any resolutions intended to be presented at the annual meeting and the reasons for conducting such business at the annual meeting of shareholders; (vi) any personal or other material interest of the shareholder in the business to be submitted; (vii) as to each person whom the shareholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person’s written consent to being named in the Proxy Statement as a nominee and to serving as a director if elected); and (viii) all other information relating to the nomination or proposed business which may be required to be disclosed under applicable law. In addition, a shareholder seeking to submit such nominations or business at the meeting shall promptly provide any other information BancorpSouth reasonably requests. Such notice shall be sent to the following address:

BancorpSouth, Inc.

One Mississippi Plaza

201 South Spring Street

Tupelo, Mississippi 38804

Attention: Corporate Secretary

The individuals named as proxies on the proxy card for BancorpSouth’s 2015 annual meeting of shareholders will be entitled to exercise their discretionary authority in voting proxies on any shareholder proposal that is not included in BancorpSouth’s Proxy Statement for the 2015 annual meeting, unless BancorpSouth receives notice of the matter(s) to be proposed at the annual meeting not earlier than November 21, 2014 nor later than December 22, 2014. These dates assume a mailing date for BancorpSouth’s proxy materials in connection with its 2014 annual meeting of shareholders of March 21, 2014. Even if proper notice is received within such time period, the individuals named as proxies on the proxy card for that meeting may nevertheless exercise their discretionary authority with respect to such matter(s) by advising shareholders of the proposal(s) and how the proxies intend to exercise their discretion to vote on these matter(s), unless the shareholder making the proposal(s) solicits proxies with respect to the proposal(s) to the extent required by Rule 14a-4(c)(2) under the Securities Exchange Act of 1934.

Ouachita Bancshares

Ouachita Bancshares will hold a 2014 annual meeting of shareholders only if the merger is not completed before the time of its annual meeting, as originally scheduled.

LEGAL MATTERS

Riley, Caldwell, Cork & Alvis, P.A., Tupelo, Mississippi, counsel to BancorpSouth, will pass upon the validity of the shares of BancorpSouth common stock to be issued in the merger. Bracewell & Giuliani LLP, Houston, Texas, special counsel to BancorpSouth, will deliver its opinion to BancorpSouth as to certain tax matters concerning the merger. Fenimore, Kay, Harrison & Ford, LLP, Austin, Texas, counsel to Ouachita Bancshares, will deliver its opinion to Ouachita Bancshares as to certain tax matters concerning the merger.

EXPERTS

The consolidated financial statements of BancorpSouth as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, BancorpSouth’s independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

ANNEX A

AGREEMENT AND PLAN OF REORGANIZATION

by and between

BANCORPSOUTH, INC.

and

OUACHITA BANCSHARES CORP.

Dated as of January 8, 2014

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

SCHEDULES

Section 3.1(e)	Subsidiaries
Section 3.2(c)	Options and Other Rights
Section 3.2(e)	Dividends
Section 3.3(c)	Regulatory Approvals
Section 3.4(a)	Conflicts
Section 3.4(b)	Required Consents
Section 3.5	Proceedings
Section 3.6(a)	Company Financial Statements
Section 3.6(c)	Undisclosed Liabilities
Section 3.7(a)	Compliance with Laws
Section 3.9	Investment Securities
Section 3.11(a)	Past Due Loans
Section 3.11(b)	Watch List
Section 3.14(a)	Real Property
Section 3.15	Personal Property
Section 3.17(d)	Income Tax Returns
Section 3.17(f)	Tax Sharing Agreements
Section 3.18	Company Contracts
Section 3.19(a)	Insurance
Section 3.22(a)	Compensation and Benefit Plans
Section 3.22(e)	Accelerated Payments
Section 3.22(g)	Equity Awards
Section 3.22(h)	ESOP Shares
Section 3.23	Deferred Compensation and Salary Continuation Arrangements
Section 3.24	Brokers, Finders and Financial Advisors
Section 3.28(a)	Intellectual Property Rights
Section 3.29	Shareholders’ List
Section 5.2(b)(ii)	Loan Commitments
Section 5.2(b)(xiii)	Foreclosures
Section 5.2(b)(xv)	Loan Charge-Off
Section 5.2(b)(xix)	Capital Expenditures
Section 5.9	Impaired Loans
Section 10.3	Termination of Employment and Change In Control Agreements

-v-

INDEX OF TERMS

Acquisition Agreement	50
Acquisition Proposal	50
Acquisition Transaction	51
Affiliate	54
Affiliated Group	19
Aggregate Cash Consideration	4
Aggregate Merger Consideration	4
Aggregate Stock Consideration	4
Agreement	1
Average Closing Price	5
BancorpSouth	1
BancorpSouth Annual Financial Statements	30
BancorpSouth Bank	2
BancorpSouth Bank Stock	29
BancorpSouth Common Stock	4
BancorpSouth Expenses	50
BancorpSouth Interim Financial Statements	30
Bank	2
Bank Merger	2
Banking Laws	14
BHC Act	1
BMC	44
BOLI	22
Borrower	34
business day	55
Call Reports	13
Capital Deficiency Amount	5
Certificates	8
Change in Recommendation	32
Closing	46
Closing Date	46
Code	1
Company	1
Company Annual Financial Statements	13
Company Contracts	21
Company Employee Plan	24
Company Employees	45
Company Financial Statements	13
Company Interim Financial Statements	13
Company Option	7
Company Personal Property	17

Company Real Property	17
Company Shareholder Approval	32
Company Shareholder Meeting	32
Company Stock	1
Company Stock Plans	7
Confidentiality Agreement	45
Continuing Corporation	2
Controlled Group Liability	25
Deferred Compensation Plan	46
Director Support Agreements	1
Director/Officer Releases	1
Dissenting Share	7
Effective Time	47
Employment Agreements	1
Environmental Inspections	39
Environmental Laws	18
Equity Capital	5
ERISA	24
ERISA Affiliates	25
ESOP	26
Excess Capital Deficiency Amount	5
Exchange Act	27
Exchange Agent	8
Exchange Fund	8
FDIC	3
Federal Reserve Board	3
Financial Advisor	37
GAAP	5
GLB Act	1
Governmental Body	55
Hazardous Materials	18
Indemnified Parties	44
Intellectual Property	27
knowledge	55
LBCL	2
Liability	55
Loan	15
Loans	15
LOFI	3
Material Adverse Effect	55
MDB	3
Merger	2
Minimum Allowance Amount	39

-vi-

INDEX OF TERMS

(continued)

Multiemployer Plans	25
Notice Period	48
NYSE	5
Organizational Documents	56
Outstanding Company Share	4
Outstanding Company Shares	4
Per Share Cash Consideration	4
Per Share Merger Consideration	4
Per Share Stock Consideration	4
Person	56
Preferred Stock	10
Proceeding	56
Proxy Statement	42
Registration Statement	42
Regulatory Approvals	12
Required Consent	12
Retained Earnings Dividend	35
SBLF Debentures	16
Schedules	9

SEC	3
secondary investigation	39
Securities Act	27
Securities Portfolio	15
Security Interest	19
Specified Date	7
Stock Option Dividend	34
Subsidiaries	56
Subsidiary	56
Superior Proposal	51
Tax	56
Tax Return	19
Taxes	56
Termination Fee	50
Transmittal Materials	8
Treasury Regulation	19
Treasury Shares	4
Voting Agreement	1
Watch List	16

-vii-

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (“Agreement”) dated as of January 8, 2014 is by and between BancorpSouth, Inc. (“BancorpSouth”), a Mississippi corporation and financial holding company pursuant to the Gramm-Leach Bliley Act (“GLB Act”) and bank holding company registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”), and Ouachita Bancshares Corp. (the “Company”), a Louisiana corporation and bank holding company registered under the BHC Act.

RECITALS

WHEREAS, the Company desires to affiliate with BancorpSouth, and BancorpSouth desires to affiliate with the Company in the manner provided in this Agreement; and

WHEREAS, the respective Boards of Directors of BancorpSouth and the Company believe that the acquisition of the Company by BancorpSouth in the manner provided by, and subject to the terms and conditions set forth in, this Agreement and all exhibits, schedules and supplements hereto and the other transactions contemplated by this Agreement are desirable and in the best interests of their respective shareholders; and

WHEREAS, for federal income tax purposes, it is intended that the Merger (as defined below) qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder, and that this Agreement is intended to be and hereby is adopted as a plan of reorganization within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder; and

WHEREAS, the respective Boards of Directors of BancorpSouth and the Company have approved this Agreement and the transactions proposed herein on the terms and conditions set forth in this Agreement; and

WHEREAS, as a condition and inducement to BancorpSouth’s willingness to enter into this Agreement, (i) each member of the board of directors and certain officers of the Company and the Bank (as defined below) and holders (other than the Company’s ESOP (as defined herein)) of 10% or more of Company Stock (as defined below) have entered into an agreement dated as of the date hereof pursuant to which he or she agrees to vote the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Stock”) beneficially owned by such person in favor of this Agreement and the transactions contemplated hereby (the “Voting Agreement”), (ii) certain officers of the Company and the Bank have entered into an employment agreement (the “Employment Agreements”), (iii) each director of the Company or the Bank that did not enter into an employment agreement contemplated by the foregoing clause (ii) has entered into a support agreement (the “Director Support Agreements”), and (iv) each director or officer of the Company or the Bank that entered into an Employment Agreement or a Director Support Agreement has entered into an agreement releasing the Company and the Bank from any and all claims by such directors and officers (except as described in such instrument) (the “Director/Officer Releases”).

INTRODUCTION

A. This Agreement provides for the merger of the Company with and into BancorpSouth with BancorpSouth as the surviving entity (the “Merger”), all pursuant to this Agreement. In connection with the Merger, all of the issued and outstanding shares of Company Stock shall be exchanged for such consideration or cancelled without consideration as set forth in this Agreement.

B. It is contemplated that immediately following the Merger, and pursuant to a separate agreement, BancorpSouth Bank, a Mississippi banking corporation and wholly-owned subsidiary of BancorpSouth (“BancorpSouth Bank”), and Ouachita Independent Bank (the “Bank”), a Louisiana state bank and wholly-owned subsidiary of the Company, shall be combined through merger, purchase and assumption or otherwise, with BancorpSouth Bank as the surviving entity (the “Bank Merger”).

AGREEMENT

NOW, THEREFORE, in consideration of such premises and the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as set forth below.

ARTICLE I.

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined herein), the Company shall be merged with and into BancorpSouth (which, as the surviving corporation, is hereinafter referred to as “Continuing Corporation” whenever reference is made to it at or after the Effective Time) pursuant to, and with the effect provided for in, the applicable provisions of the Mississippi Business Corporation Act and the Louisiana Business Corporation Law (the “LBCL”).

Section 1.2 Organizational Documents and Facilities of Continuing Corporation. At the Effective Time and until thereafter amended in accordance with applicable law, the Organizational Documents of Continuing Corporation shall be the Organizational Documents of BancorpSouth as in effect at the Effective Time. Unless and until changed by the board of directors of Continuing Corporation, the main office of Continuing Corporation shall be the main office of BancorpSouth as of the Effective Time. The established offices and facilities of the Company immediately prior to the Merger shall become established offices and facilities of Continuing Corporation. Until thereafter changed in accordance with law or the Organizational Documents of Continuing Corporation, all corporate acts, plans, policies, contracts, approvals and authorizations of the Company and BancorpSouth and their respective shareholders, boards of directors, committees elected or appointed thereby, officers and agents, which were valid and effective immediately prior to the Effective Time, shall be taken for all purposes as the acts, plans, policies, contracts, approvals and authorizations of Continuing Corporation and shall be as effective and binding thereon as the same were with respect to the Company and BancorpSouth, respectively, as of the Effective Time.

Section 1.3 Board of Directors and Officers of Continuing Corporation. At the Effective Time and until thereafter changed in accordance with applicable law or the Organizational Documents of Continuing Corporation, the members of the board of directors of BancorpSouth at the Effective Time shall be the board of directors of Continuing Corporation. At the Effective Time and until thereafter changed in accordance with applicable law or the Organizational Documents of Continuing Corporation, the senior officers of BancorpSouth immediately prior to the Effective Time shall be the senior officers of Continuing Corporation.

Section 1.4 Effect of Merger. At the Effective Time, the corporate existence of the Company and BancorpSouth shall, as provided in the provisions of law heretofore mentioned, be consolidated and continued in Continuing Corporation, and Continuing Corporation shall be deemed to be a continuation in entity and identity of the Company and BancorpSouth. All rights, franchises and interests of the Company and BancorpSouth, respectively, in and to any type of property and choses in action shall be transferred to and vested in Continuing Corporation by virtue of such Merger without reversion or impairment, without further act or deed and without any assignment having occurred, but subject to any existing liens or other encumbrances thereon. The Merger shall have all other effects set forth in the applicable provisions of the Mississippi Business Corporation Act and the LBCL.

Section 1.5 Liabilities of Continuing Corporation. At the Effective Time, Continuing Corporation shall be liable for all Liabilities (as defined herein) of the Company and BancorpSouth. All debts, Liabilities, obligations and contracts of the Company and of BancorpSouth, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account, or records of the Company or BancorpSouth, as the case may be, shall be those of Continuing Corporation and shall not be released or impaired by the Merger. All rights of creditors and other obligees and all liens on property of either the Company or BancorpSouth shall be preserved unimpaired subsequent to the Merger.

Section 1.6 Approvals and Notices. This Agreement shall be submitted to the shareholders of the Company in accordance with the terms of this Agreement, the applicable provisions of law and the Organizational Documents of the Company. The Company and BancorpSouth shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and the taking of any other actions in satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Merger on the terms herein provided, including the preparation and submission of all necessary filings, requests for waivers, notices and certificates with the Securities and Exchange Commission (“SEC”), Board of Governors of the Federal Reserve System (“Federal Reserve Board”), the Federal Deposit Insurance Corporation (“FDIC”), the Mississippi Department of Banking and Consumer Finance (the “MDB”) and the Louisiana Office of Financial Institutions (the “OFI”).

Section 1.7 Tax Consequences. It is intended by the parties that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code (and any comparable provision of state law), and the parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.

Section 1.8 Modification of Structure. Notwithstanding any provision of this Agreement to the contrary, BancorpSouth may elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the transactions contemplated hereby so long as (i) there are no material adverse federal or state income tax consequences to the shareholders of the Company as a result of such modification, (ii) the consideration to be paid to holders of Company Stock under this Agreement is not thereby changed in kind or reduced in amount solely because of such modification and (iii) such modification will not be likely to materially delay or jeopardize receipt of any required regulatory approvals. In the event of such election, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.

ARTICLE II.

CONSIDERATION AND EXCHANGE PROCEDURES

Section 2.1 Merger Consideration.

(a) The shares of Company Stock outstanding immediately prior to the Effective Time (excluding any Treasury Shares (as defined herein)) (all such shares are hereinafter referred to as the “Outstanding Company Shares” and each such share is hereinafter referred to as an “Outstanding Company Share”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and represent the right to receive in the aggregate (i) an amount of cash equal to $22,875,000 less the amount of the Retained Earnings Dividend (as defined herein) (the “Aggregate Cash Consideration”) and (ii) 3,675,000 shares (the “Aggregate Stock Consideration”) of common stock, $2.50 par value, of BancorpSouth (“BancorpSouth Common Stock”) (the Aggregate Stock Consideration together with the Aggregate Cash Consideration, the “Aggregate Merger Consideration”), unless such consideration is otherwise adjusted as provided in Section 2.3.

(b) At the Effective Time, all Outstanding Company Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent only the right to receive the allocable portion of the Aggregate Merger Consideration. Each Outstanding Company Share shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and represent the right to receive (i) an amount of cash (the “Per Share Cash Consideration”) equal to the quotient obtained by dividing (A) the Aggregate Cash Consideration by (B) the Outstanding Company Shares, and (ii) a number of BancorpSouth Common Stock (the “Per Share Stock Consideration”) equal to the quotient obtained by dividing (A) the Aggregate Stock Consideration by (B) the Outstanding Company Shares (together with the Per Share Cash Consideration, the “Per Share Merger Consideration”), unless such Per Share Cash Consideration and/or Per Share Stock Consideration is otherwise adjusted as provided in Section 2.3.

(c) Each share of Company Stock held in the treasury of the Company and each share of Company Stock owned by any direct or indirect wholly owned Subsidiary (as defined herein) of the Company immediately prior to the Effective Time (the “Treasury Shares”) (other than (i) shares of Company Stock held, directly or indirectly, in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties and (ii) shares of Company Stock held in respect of a debt previously contracted) shall be cancelled without any conversion and no payment or distribution shall be made with respect thereto.

(d) Notwithstanding anything in this Agreement to the contrary, BancorpSouth will not issue any fractional shares of BancorpSouth Common Stock otherwise issuable pursuant to the Merger. In lieu of the issuance of any such fractional shares, BancorpSouth shall pay to each former holder of Company Stock otherwise entitled to receive such fractional share an amount of cash determined by multiplying (i) the Average Closing Price by (ii) the fraction of a share of BancorpSouth Common Stock which such holder would otherwise be entitled to receive pursuant to this Section 2.1. “Average Closing Price” of BancorpSouth Common Stock shall be the average of the closing price per share of BancorpSouth Common Stock on The New York Stock Exchange (“NYSE”) (as reported in The Wall Street Journal or, if not reported thereby, another alternative source as chosen by BancorpSouth) for the ten (10) consecutive trading days ending on and including the fifth trading day preceding the Closing Date.

Section 2.2 Anti-Dilutive Adjustment. The aggregate number of shares of BancorpSouth Common Stock to be exchanged for each share of Company Stock shall be adjusted appropriately to reflect any change in the number of shares of BancorpSouth Common Stock by reason of any stock dividends or splits, reclassification, recapitalization or conversion with respect to BancorpSouth Common Stock, received or to be received by holders of BancorpSouth Common Stock, when the record date or payment occurs prior to the Effective Time.

Section 2.3 Adjustment to Merger Consideration for Equity Capital and Pricing Collars.

(a) If the Equity Capital (as defined below) on the Closing Date shall be less than the Equity Capital Minimum (as defined below), then (i) first the Aggregate Cash Consideration (after giving effect to any adjustment in Section 2.3(c)) will be reduced by an amount (the “Capital Deficiency Amount”) equal to (A) the Equity Capital Minimum minus (B) the Equity Capital on the Closing Date, and, (ii) if the Capital Deficiency Amount exceeds the amount of the Aggregate Cash Consideration (after giving effect to any adjustment in Section 2.3(c)) (the amount of such excess, the “Excess Capital Deficiency Amount”), next the Aggregate Stock Consideration (after giving effect to any adjustment in Section 2.3(c)) will be reduced by a number of shares of BancorpSouth Common Stock equal to (A) the Excess Capital Deficiency Amount divided by (B) the Average Closing Price (rounded to the nearest whole share). For purposes of this Agreement, the term “Equity Capital Minimum” means an amount equal to (i) $50,000,000, less (ii) the amount of the Retained Earnings Dividend.

(b) For purposes of this Agreement, “Equity Capital” shall equal the sum of the common stock, capital surplus and retained earnings of the Company, excluding unrealized securities gains or losses, on a consolidated basis, as determined pursuant to generally accepted accounting principles (“GAAP”) and as agreed between the Company and BancorpSouth. For purposes of calculating Equity Capital, the Company shall include deductions made for certain extraordinary items related to the Merger, this Agreement and the transactions contemplated hereby, including reductions for (i) the after-tax amount of all costs and expenses related to the Merger, this Agreement and the transactions contemplated hereby, (ii) any amounts required to be added to the Company’s allowance for loan losses pursuant to Section 5.9, (iii) the after-tax premium or additional cost incurred to provide for the continuation of certain of the Company’s insurance policies pursuant to Section 5.8, (iv) the estimated after-tax amount of any penalty or liquidated damages associated with the termination of the Company’s contracts with any provider of electronic banking and data processing services following the Closing Date pursuant to Section 5.6; provided that, for the avoidance of doubt, the foregoing shall not include any de-conversion costs or fees, (v) the after-tax amount of the accrual through the Closing Date in accordance with GAAP, and confirmed by a third-party consultant of BancorpSouth, of any future benefit payments due under any salary continuation, deferred compensation or other similar agreements, (vi) the after-tax amount of any cost to fully fund and liquidate any Company Employee Plan (as defined herein) and to pay all related expenses and fees to the extent such termination is requested by BancorpSouth pursuant to Section 7.4, (vii) the after-tax amount of any payments to be made to cash out any outstanding stock appreciation rights or stock appreciation units related to the Company Stock, (viii) the after-tax amount of any payments to be made pursuant to any existing employment, change in control, salary continuation, deferred compensation or other similar agreements or severance, noncompetition, retention or bonus arrangements between the Company or the Bank and any other Person, including pursuant to Section 10.4; provided, however, that an aggregate amount not to exceed $95,000 actually paid by the Company or the Bank to employees of the Company or the Bank as employee signing bonuses in connection with entry into employment agreements shall not reduce Equity Capital, and (ix) the after-tax amount of any fees and commissions payable to any broker, finder, financial advisor or investment banking firm in connection with this Agreement and the transactions contemplated hereby; provided that, adjustments with respect to (iii) – (ix) shall be mutually determined by BancorpSouth and the Company. Except for the foregoing clauses (i) through (ix), costs and expenses required by BancorpSouth pursuant to this Agreement to be incurred by the Company shall not be included in (reduce) the Equity Capital of the Company. For purposes of calculating the after-tax effect of the foregoing, the parties hereby agree that the applicable tax rate to the Company shall be deemed to be 43.4%. For the avoidance of doubt, Equity Capital shall be reduced dollar for dollar by the amount of any dividend or other distribution by the Company occurring on or after the date of this Agreement and prior to or on the Closing Date, including the Stock Option Dividend and the Retained Earnings Dividend (each as defined herein).

(c) Pricing Collars.

(i) In the event that the Average Closing Price is less than $20.71, then the Company shall be entitled to give written notice to BancorpSouth of its intention to terminate this Agreement. If BancorpSouth receives such notice, it shall have the right, but not the obligation, in its sole discretion to increase (x) the Per Share Stock Consideration, (y) the Per Share Cash Consideration or (z) both the Per Share Stock Consideration and the Per Share Cash Consideration, so that as a result of any such adjustments, the Aggregate Merger Consideration based on the Average Closing Price, shall be no less than $99,000,000, subject to reduction as contemplated in Section 2.3(a). If BancorpSouth adjusts the Aggregate Merger Consideration as provided in this Section 2.3(c)(i), the Company shall no longer have the right to terminate this Agreement as provided in this Section 2.3(c)(i).

(ii) In the event that the Average Closing Price is greater than $24.25, then BancorpSouth shall decrease, at its election (x) the Per Share Stock Consideration, (y) the Per Share Cash Consideration, or (z) both the Per Share Stock Consideration and the Per Share Cash Consideration, so that as a result of any such adjustments, the Aggregate Merger Consideration based on the Average Closing Price, shall be no more than $112,000,000, subject to reduction as contemplated in Section 2.3(a). For purposes of clarification only, the parties hereby confirm and acknowledge that this Section 2.3(c)(ii) does not confer upon either party the right to terminate this Agreement in the event that an adjustment to the Per Share Stock Consideration and/or Per Share Cash Consideration is required pursuant to this Section 2.3(c)(ii).

Section 2.4 Treatment of Company Options. Not later than ten (10) days after the Company Shareholder Meeting (as defined herein), the administrator of the Ouachita Bancshares Corp. 1996 Incentive Stock Option Plan and the 2007 Stock Incentive Plan of Ouachita Bancshares Corp. (collectively, the “Company Stock Plans”) will accelerate the time at which each option to acquire Company Stock (each a “Company Option”) may be exercised for a limited period of time on or before a date chosen by the administrator (which date will be before the Effective Time and at least thirty (30) days after the date on which the administrator gives notice to the holders of Company Options of such limited exercise period) (the “Specified Date”). After the Specified Date, all unexercised Company Options will terminate. On or before the Specified Date, each Company Option may be exercised by the holder thereof by the payment of cash or other form of consideration as permitted in accordance with its terms. Prior to the Effective Time, the administrator of the Company Stock Plans will cause all outstanding stock appreciation units issued with respect to Company Stock to vest and the Company will pay to the holder of each such stock appreciation unit the amount needed to cash out the stock appreciation unit pursuant to the terms of the applicable Company Stock Plan and the stock appreciation units agreements.

Section 2.5 Dissenting Shares. Each share of Company Stock issued and outstanding immediately prior to the Effective Time, the holder of which has not voted in favor of nor consented in writing to the approval of the Merger and who has properly perfected his dissenter’s rights of appraisal by following the exact procedure required by Section 131 of the LBCL is referred to herein as a “Dissenting Share.” Notwithstanding any provision of this Agreement to the contrary, each Dissenting Share shall not be converted into or represent the right to receive the Per Share Merger Consideration pursuant to this ARTICLE II and shall be entitled only to such rights as are available to such holder pursuant to the applicable provisions of the LBCL. Each holder of Dissenting Shares shall be entitled to receive the value of such Dissenting Shares held by him in accordance with the applicable provisions of the LBCL; provided, such holder complies with the procedures contemplated by and set forth in the applicable provisions of the LBCL. If any holder of any Dissenting Shares shall effectively withdraw or lose his dissenter’s rights under the applicable provisions of the LBCL, each such Dissenting Share shall be deemed to have been converted into and to have become exchangeable for, the right to receive the Per Share Merger Consideration without any interest thereon in accordance with the provisions of this ARTICLE II.

Section 2.6 Exchange of Shares.

(a) BancorpSouth shall deposit or cause to be deposited in trust with Registrar and Transfer Company (the “Exchange Agent”) (i) book entry shares of BancorpSouth Common Stock and (ii) cash in an aggregate amount sufficient to make the appropriate payments (A) of the Aggregate Cash Consideration, as may be adjusted pursuant to Section 2.3, (B) to holders of Dissenting Shares pursuant to Section 2.4, if any, and (C) to holders of a fraction of a share of BancorpSouth Common Stock pursuant to Section 2.1(d) (such shares and cash being referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement.

(b) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each record holder of an outstanding certificate or certificates, which as of the Effective Time represented shares of Company Stock (the “Certificates”), a letter of transmittal that will specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and contain instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Merger Consideration into which the shares of Company Stock represented by such Certificate(s) will have been converted pursuant to this Agreement (collectively, the “Transmittal Materials”). Upon surrender to the Exchange Agent of a Certificate, together with the Transmittal Materials duly completed and executed, the holder of such Certificate shall be entitled to receive in exchange therefor the allocable portion of the Aggregate Merger Consideration as provided in Section 2.1, as may be adjusted pursuant to Section 2.2 and Section 2.3, and such Certificate shall forthwith be cancelled. No interest will be paid or accrued with respect to the shares of BancorpSouth Common Stock or cash payable upon surrender of the Certificates. Until surrendered in accordance with the provisions of this Section 2.6, after the Effective Time, each Certificate (other than Certificates representing Treasury Shares or Dissenting Shares) shall represent for all purposes only the right to receive the allocable portion of the Aggregate Merger Consideration without any interest thereon.

(c) No dividends or other distributions declared after the Effective Time with respect to shares of BancorpSouth Common Stock and payable to the holders thereof shall be paid to the holder of a Certificate until such holder surrenders such Certificate and duly completed and executed Transmittal Materials to the Exchange Agent in accordance with this Section 2.6. After the surrender of a Certificate and duly completed and executed Transmittal Materials in accordance with this Section 2.6, the holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which had become payable after the Effective Time with respect to the shares of BancorpSouth Common Stock issuable in respect of such Certificate.

(d) After the Effective Time, the stock transfer ledger of the Company shall be closed and there shall be no transfers on the stock transfer books of the Company of the shares of Company Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to BancorpSouth, they shall be promptly presented to the Exchange Agent for exchange as provided in this Section 2.6.

(e) Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of the Company for six (6) months after the Exchange Agent mails the Transmittal Materials pursuant to this Section 2.6 shall be returned to BancorpSouth upon demand, and any shareholders of the Company who have not theretofore complied with the exchange procedures in this Section 2.6 shall look to BancorpSouth only, and not the Exchange Agent, for the payment of any Per Share Merger Consideration in respect of such shares.

(f) If any shares of BancorpSouth Common Stock are to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be appropriately endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form (reasonably satisfactory to BancorpSouth) for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of shares of BancorpSouth Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(g) None of BancorpSouth, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Stock for any BancorpSouth Common Stock (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) If any Certificate is lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by BancorpSouth or the Exchange Agent, the posting by such person of a bond in such amount as BancorpSouth or the Exchange Agent may direct as indemnity against any claim that may be made against BancorpSouth with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the allocable portion of the Aggregate Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to BancorpSouth as set forth below. On the date hereof, the Company delivered to BancorpSouth schedules (the “Schedules”) setting forth, among other things, items the disclosure of which are necessary or appropriate (a) in response to an express disclosure requirement contained in a provision hereof, (b) as an exception to one or more representations and warranties contained in ARTICLE III or (c) as an exception to one or more covenants contained in this Agreement. Disclosure in any section of the Schedules shall apply only to the indicated section of this Agreement, except to the extent that it is reasonably apparent on its face that such disclosure is relevant to another section of this Agreement.

Section 3.1 Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Louisiana and a bank holding company duly registered under the BHC Act, subject to all laws, rules and regulations applicable to bank holding companies. The Bank is a Louisiana state bank duly organized, validly existing and in good standing under the laws of the State of Louisiana. Each other Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was formed.

(b) The Company and each of its Subsidiaries has full power and authority (including all licenses, registrations, qualifications, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties, to engage in the business and activities now conducted by it. To the Company’s knowledge, no suspension or cancellation of any such necessary license, registration, qualification, franchise, permit or authorization is threatened.

(c) The Bank is duly authorized to conduct general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate loans, installment credits, collections and safe deposit facilities subject to the supervision of the FDIC and the OFI.

(d) True and complete copies of the Organizational Documents of the Company and each Subsidiary, each as amended to date, have been delivered to BancorpSouth.

(e) Section 3.1(e) of the Schedules lists each of the Subsidiaries of the Company and any other Person in which the Company or any of the Company’s Subsidiaries own or have the right to acquire capital stock. Other than as set forth in Section 3.1(e) of the Schedules, neither the Company nor any of its Subsidiaries (i) has any Subsidiaries or Affiliates, (ii) is a general partner or owner in any joint venture, general partnership, limited partnership, trust or other non-corporate entity or (iii) knows of any arrangement pursuant to which the capital stock of any corporation is or has been held in trust (whether express, constructive, resulting or otherwise) for the benefit of all shareholders of the Company.

(f) The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments due and owing as of the date hereof required in connection therewith have been paid by the Bank.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 5,000,000 shares of common stock, $0.01 par value, 838,772 of which are issued and outstanding and 313,823 of which are held in treasury as of the date of this Agreement, and 5,000,000 shares of preferred stock (“Preferred Stock”), none of which are outstanding and issued, as of the date of this Agreement. All of the outstanding shares of Company Stock are validly issued, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any Person or in violation of any applicable federal or state securities laws.

(b) The Company owns, either directly or indirectly, all of the issued and outstanding capital stock and other securities of its Subsidiaries. The outstanding capital stock and other securities of the Company’s Subsidiaries are, as applicable, (i) duly authorized, validly issued, fully paid and nonassessable and (ii) free and clear of any liens, claims, security interests and encumbrances of any kind. There are no irrevocable proxies with respect to shares of the Subsidiaries and there are no outstanding or authorized subscriptions, options, warrants, calls, rights or other agreements or commitments of any kind restricting the transfer of, requiring the issuance or sale of or otherwise relating to any such shares of capital stock of the Subsidiaries to any Person.

(c) Except as set forth on Section 3.2(c) of the Schedules, there are no existing options, stock appreciation rights, stock appreciation units, warrants, calls, convertible securities or commitments of any kind obligating the Company to issue any authorized and unissued Company Stock or Preferred Stock. As of one (1) business day prior to the Effective Time, there will be no options, stock appreciation rights, stock appreciation units, warrants, calls, convertible securities or commitments of any kind obligating the Company to issue any authorized and unissued shares of Company Stock or Preferred Stock.

(d) Except as contemplated in Section 5.14 or in connection with certain putback rights under the Company’s ESOP, the Company does not have any outstanding commitment or obligation to repurchase, reacquire or redeem any of its outstanding capital stock or other securities. Other than the Voting Agreement, there are no voting trusts, voting agreements, buy-sell agreements or other similar arrangements affecting the Company Stock.

(e) Except as set forth in Section 3.2(e) of the Schedules, and with respect to dividends permitted by Section 5.2(b)(x), the Company has not paid any dividends on the Company Stock since September 30, 2013.

Section 3.3 Authority; Approvals.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and any related documents to which it is a party and perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Company and is a duly authorized, valid, legally binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

(b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the board of directors of the Company. The board of directors of the Company has (i) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Company and its shareholders, (ii) directed that this Agreement be submitted to the Company’s shareholders for approval and adoption and (iii) resolved to recommend to the Company’s shareholders that they approve this Agreement. Except for the approval of the shareholders of the Company, no further corporate proceedings on the part of the Company are necessary to execute and deliver this Agreement or the related documents and to consummate the transactions contemplated hereby or thereby.

(c) Section 3.3(c) of the Schedules lists all governmental and any other consents, approvals, authorizations, applications, filings, notices, registrations and qualifications that are required to be made or obtained in connection with or for the consummation of the transactions contemplated by this Agreement, including the Merger and the Bank Merger (collectively, the “Regulatory Approvals”). Other than federal and state securities laws and the Regulatory Approvals, no consents or approvals of or filings or registrations with any Governmental Body or with any other Person are necessary in connection with the execution and delivery by (i) the Company of this Agreement and the related documents to which it is a party or the consummation by the Company of the transactions contemplated hereby or thereby, or (ii) the Bank of the agreement pursuant to which the Bank Merger shall occur.

Section 3.4 No Conflicts; Consents.

(a) Neither the execution and delivery by the Company of this Agreement and the related documents nor the consummation of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the provisions hereof or thereof, will, assuming that the Regulatory Approvals and Company shareholder approvals are duly obtained, (a) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any lien, charge or encumbrance upon any of the material properties or assets of the Company or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the Organizational Documents of the Company or any of its Subsidiaries or (ii) except as set forth in Section 3.4(a) of the Schedules, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which it may be bound, or to which the Company or any of its Subsidiaries or any of the properties or assets of the Company or any of its Subsidiaries may be subject, or (b) violate any law, statute, code, ordinance, rule, regulation, permit, concession, grant, franchise or any judgment, ruling, order, writ, injunction or decree applicable to the Company or any of its Subsidiaries or any of their respective properties or assets.

(b) Except for the Regulatory Approvals, Company shareholder approvals and as set forth in Section 3.4(b) of the Schedules (each item so set forth therein a “Required Consent”), no consent, approval, license, permit, order or authorization of or registration, declaration or filing with any Person is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the related documents to which they are a party and the consummation of the transactions contemplated hereby and thereby.

Section 3.5 Proceedings. Except as set forth in Section 3.5 of the Schedules, there are no Proceedings (as defined herein) pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries, and the Company has no knowledge of any basis on which any such Proceedings could be brought. Neither the Company nor any of its Subsidiaries is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any arbitrator or Governmental Body.

Section 3.6 Financial Statements.

(a) Attached in Section 3.6(a) of the Schedules are true, correct and complete copies of the Company’s (i) audited consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2012, 2011 and 2010, accompanied by the report thereon of the Company’s independent auditors (the “Company Annual Financial Statements”), and (ii) unaudited consolidated balance sheets and related consolidated statements of income, changes in stockholders’ equity and cash flows as of and for the nine months ended September 30, 2013 and 2012 (the “Company Interim Financial Statements”). The Company has also furnished or made available to BancorpSouth a true, correct and complete copy of the Consolidated Reports of Condition and Income (“Call Reports”) filed by the Bank as of and for each period during the three years ended December 31, 2012, and for the nine months ended September 30, 2013. The Company Annual Financial Statements, Company Interim Financial Statements and Call Reports are collectively referred to in this Agreement as the “Company Financial Statements.”

(b) The Company Annual Financial Statements and Company Interim Financial Statements have been prepared from the books and records of the Company and its Subsidiaries and fairly present, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Company at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis throughout the periods indicated, except that the Company Interim Financial Statements (i) omit the footnote disclosure required by GAAP and (ii) are subject to normal year-end audit adjustments required by GAAP. The Call Reports fairly present the financial position of the Bank and the results of its operations at the dates and for the periods indicated in compliance with the rules and regulations of applicable federal and state banking authorities.

(c) As of the dates of the Company Financial Statements and as of the date of this Agreement, neither the Company nor any Subsidiary had any material Liabilities (whether accrued, absolute, contingent or otherwise) except as fully set forth or provided for in such Company Financial Statements or otherwise disclosed in Section 3.6(c) of the Schedules.

Section 3.7 Compliance with Laws and Regulatory Filings.

(a) Except as disclosed in Section 3.7(a) of the Schedules, the Company and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Body (as defined herein) relating to the Company or any of its Subsidiaries, including all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act, Regulation X, Flood Disaster

Protection Act, Home Owners Equity Protection Act, Right to Financial Privacy Act, Unfair, Deceptive or Abusive Acts or Practices and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans (collectively, “Banking Laws”). The Company and the Bank have neither had nor suspected any material incidents of fraud or defalcation involving the Company, the Bank or any of their respective officers, directors or Affiliates during the last two years. Each of the Company and the Bank has timely and properly filed and maintained in all material respects all requisite Currency Transaction Reports and Suspicious Activity Reports and has systems customarily used by financial institutions of a similar size to the Bank that are designed to properly monitor transaction activity (including wire transfers). The Bank is designated as an intermediate small bank for purposes of the Community Reinvestment Act and has a Community Reinvestment Act rating of “satisfactory.”

(b) The Company and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made thereto, that are required to be filed with the Federal Reserve Board, the FDIC, the OFI or any other Governmental Body having supervisory jurisdiction over the Company and its Subsidiaries, and such reports, registrations and statements as finally amended or corrected, are true and correct in all material respects. Except for normal examinations conducted by bank regulatory agencies in the ordinary course of business, no Governmental Body has initiated any Proceeding or, to the Company’s knowledge, investigation into the business or operations of the Company or its Subsidiaries. Except as set forth on Section 3.7(a) of the Schedules, there is no unresolved violation, criticism or exception by any bank regulatory agency with respect to any report relating to any examinations of the Bank or the Company.

(c) None of the Company, or its Subsidiaries, or to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury.

Section 3.8 Absence of Certain Changes. Since September 30, 2013, (a) the Company and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with safe and sound banking practices (except as otherwise required by this Agreement and excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby), (b) neither the Company nor any of its Subsidiaries has engaged in the activities proscribed by Section 5.2(b) and (c) no Material Adverse Effect on the Company or the Bank has occurred.

Section 3.9 Investments. Section 3.9 of the Schedules sets forth a true, correct and complete list, as of December 31, 2013, of all securities, including municipal bonds, owned by the Company (the “Securities Portfolio”). Except as set forth in Section 3.9 of the Schedules, all such securities are owned by the Company (a) of record, except those held in bearer form, and (b) beneficially, free and clear of all mortgages, liens, pledges and encumbrances. Section 3.9 of the Schedules also discloses any Person in which the ownership interest of the Company, whether held directly or indirectly, equals 5% or more of the issued and outstanding voting securities of the issuer thereof. To the Company’s knowledge, there are no voting trusts or other agreements or understandings with respect to the voting of any of the securities in the Securities Portfolio.

Section 3.10 Loan Portfolio and Reserve for Loan Losses.

(a) All evidences of indebtedness and leases of the Company or any of its Subsidiaries (individually a “Loan” and collectively, the “Loans”), including any renewals and extensions of any Loan, were solicited, originated and currently exist in compliance in all material respects with all applicable requirements of federal and state law and regulations promulgated thereunder. The Loans are adequately documented, and each note evidencing a Loan or credit agreement or security instrument related to a Loan constitutes a valid and binding obligation of the obligor thereunder, enforceable in accordance with the terms thereof, except as the enforceability thereof may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights, and all actions necessary to protect any related security interest have been duly taken. Neither the Company nor any of its Subsidiaries has entered into any oral modifications or amendments or additional agreements related to the Loans that are not reflected in its records. Except as set forth on Section 3.5 of the Schedules, there is no valid claim or defense to the enforcement of any Loan and none has been asserted, and the Company has no knowledge of any acts or omissions that would give rise to any claim or right of rescission, set off, counterclaim or defense.

(b) The credit files of the Company and each of its Subsidiaries contain all material information (excluding general, local or national industry, economic or similar conditions) known to the Company or any of its Subsidiaries that is reasonably required to evaluate in accordance with generally prevailing practices in the banking industry the collectability of the Loan portfolio of the Company or any of its Subsidiaries (including Loans that will be outstanding if it advances funds it is obligated to advance).

(c) The allowance for loan losses shown on the Company Financial Statements as of September 30, 2013 was, and the allowance for loan losses to be shown on any financial statements of the Company or the Bank or Consolidated Reports of Condition and

Income of the Bank as of any date subsequent to the execution of this Agreement will be, calculated in accordance with GAAP in all material respects as applied to banking institutions and all applicable rules and regulations, and in the reasonable opinion of management, adequate in all respects to provide for all possible losses, net of recoveries relating to loans previously charged off, on Loans outstanding (including accrued interest receivable) of the Company or any of its Subsidiaries and other extensions of credit (including letters of credit or commitments to make loans or extend credit); provided, however, that no representation or warranty is made as to the sufficiency of collateral securing or the collectability of such Loans.

Section 3.11 Certain Loans and Related Matters.

(a) Except as set forth in Section 3.11(a) of the Schedules, as of December 31, 2013, neither the Company nor any of its Subsidiaries is a party to any written or oral: (i) loan agreement, note or borrowing arrangement, other than credit card loans and other loans the unpaid balance of which does not exceed $10,000 per loan, under the terms of which the obligor is sixty (60) days delinquent in payment of principal or interest or in default of any other material provisions as of the date hereof; (ii) loan agreement, note or borrowing arrangement which has been or, in the exercise of reasonable diligence by the Company or any of its Subsidiaries, should have been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned” or any comparable classifications by such persons; (iii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any director or executive officer of the Company or any of its Subsidiaries, or any 10% or more shareholder of the Company, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; or (iv) loan agreement, note or borrowing arrangement in violation of any law, regulation or rule applicable to the Company or any of its Subsidiaries including those promulgated, interpreted or enforced by any regulatory agency with supervisory jurisdiction over the Company or any of its Subsidiaries and which violation is reasonably likely to result in a Material Adverse Effect on the Company or the Bank.

(b) Section 3.11(b) of the Schedules contains the “watch list of loans” of the Bank (“Watch List”) as of December 31, 2013. To the knowledge of the Company, there is no other Loan, loan agreement, note or borrowing arrangement which should be included on the Watch List based on the Company’s or the Bank’s ordinary course of business and safe and sound banking principles.

Section 3.12 Trust Business. Neither the Company nor any of its Subsidiaries has been appointed in a fiduciary or representative capacity in respect of any trusts, executorships, administrations, guardianships, conservatorships, or other fiduciary representative capacity. Neither the Company nor any of its Subsidiaries administers or otherwise holds any indenture, pooling and servicing, private label, paying agency, collateral or disbursing agency, securities (whether bond, note, debenture or other) registrar, transfer agency, document custody or other fiduciary or agency contracts.

Section 3.13 Small Business Lending Fund. The Company has issued $17,930,000 in aggregate principal amount of Unsecured Subordinated Debentures to the U.S. Department of the Treasury as a result of the Company’s participation in the Small Business Lending Fund Program (the “SBLF Debentures”). The Company is current on all interest payable on the SBLF Debentures.

Section 3.14 Real Property Owned or Leased.

(a) Section 3.14(a) of the Schedules contains a true, correct and complete list of all real property owned or leased by the Company or its Subsidiaries, including non-residential other real estate, and the owner or lessee thereof (the “Company Real Property”). True and complete copies of all deeds and leases for, or other documentation evidencing ownership of or a leasehold interest in, the Company Real Property, title insurance policies for the Company Real Property that is owned by the Company or its Subsidiaries, and all mortgages, deeds of trust and security agreements to which such property is subject have been furnished or made available to BancorpSouth.

(b) No lease or deed with respect to any Company Real Property contains any restrictive covenant that materially restricts the use, transferability or value of such Company Real Property pertaining to its current primary business purpose.

(c) None of the buildings and structures located on any Company Real Property, nor any appurtenances thereto or equipment therein, nor the operation or maintenance thereof, violates in any manner any restrictive covenants or encroaches on any property owned by others, nor does any building or structure of third parties encroach upon any Company Real Property, except for those violations and encroachments which in the aggregate could not reasonably be expected to cause a Material Adverse Effect on the Company or the Bank. No condemnation proceeding is pending or, to the Company’s knowledge, threatened, which could reasonably be expected to preclude or materially impair the use of any Company Real Property in the manner in which it is currently being used.

(d) The Company or one of its Subsidiaries has good and indefeasible title to, or a valid and enforceable leasehold interest in, all Company Real Property, and such interest is free and clear of all liens, including Tax liens, charges, imperfections of title or other encumbrances, except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and for which adequate reserves have been provided in the Company Financial Statements and (ii) easements, covenants, restrictions and other matters of record which do not, individually or in the aggregate, materially adversely affect the use and enjoyment of the relevant real property.

(e) All buildings and other facilities used in the business of the Company and its Subsidiaries are in adequate condition (ordinary wear and tear excepted) and are free from defects which could reasonably be expected to materially interfere with the current or future use of such facilities consistent with past practices.

Section 3.15 Personal Property. Except as set forth in Section 3.15 of the Schedules, each of the Company and its Subsidiaries has good title to, or a valid leasehold interest in, all personal property, whether tangible or intangible, used in the conduct of its business (the “Company Personal Property”), free and clear of all liens, charges, imperfections of title or other encumbrances and except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and for which adequate reserves have been provided in the Company Financial Statements and (ii) such other liens, charges imperfections of title and encumbrances as do not individually or in the aggregate materially adversely affect the use and enjoyment of the relevant Company Personal Property. Subject to ordinary wear and tear, the Company Personal Property, taken as a whole, is in good operating condition and repair and is adequate for the uses to which it is being put.

Section 3.16 Environmental Laws. The Company and its Subsidiaries and any business owned or operated by any of them, whether or not held in a fiduciary or representative capacity, are and for the last seven (7) years have been in compliance in all material respects with all Environmental Laws (as defined below) and permits thereunder. Neither the Company nor any of its Subsidiaries has received notice of any violation of any Environmental Laws or generated, stored, or disposed of any materials designated as Hazardous Materials (as defined below), and they are not subject to any claim, lien, charge or other encumbrance under any Environmental Laws. No Company Real Property and no real estate currently owned, operated or leased (including any property acquired by foreclosure or deeded in lieu thereof) by the Company or its Subsidiaries or owned, operated or leased by the Company or its Subsidiaries within the 10 years preceding the date of this Agreement, requires any environmental investigation, cleanup or response action to comply with Environmental Laws, or has been the site of any release of any Hazardous Materials. To the Company’s knowledge, (a) the Company Real Property is free of asbestos, (b) no real property currently or previously owned by it, any Subsidiary or their respective predecessors is, or has been, a heavy industrial site or landfill, and (c) there are no underground storage tanks at any properties owned or operated by the Company or any of its Subsidiaries and no underground storage tanks have been closed or removed from any properties owned or operated by the Company or any of its Subsidiaries. The Company has made available to BancorpSouth all environmental audits, site assessments, documentation regarding off-site disposal of Hazardous Materials, reports and other material environmental documents related to the Company Real Property, any real property formerly owned or operated by the Company or any of its Subsidiaries or any of their respective predecessors, and any other real property acquired by foreclosure or deeded in lieu thereof, which are in the possession or reasonable control of the Company or any of its Subsidiaries.

“Environmental Laws,” as used in this Agreement, means all applicable federal, state or local statute, law, rule, regulation, ordinance or code now in effect and in each case as amended to date and any controlling judicial or administrative interpretation thereof, including all common law theories (at law or in equity), any judicial or administrative order, consent decree, or judgment, relating to pollution, preservation, remediation or protection of the environment, natural resources, human health or safety, or Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq.; the Hazardous Materials Transportation Authorization Act, as amended, 49 U.S.C. § 5101, et seq.; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1201, et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq.; the Clean Air Act, 42 U.S.C. § 7401, et seq.; and the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq.

“Hazardous Materials,” as used in this Agreement, includes, but is not limited to, (a) any petroleum or petroleum products, natural gas, or natural gas products, radioactive materials, asbestos, mold, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls (PCBs), and radon gas; (b) any chemicals, materials, waste or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws; and (c) any other chemical, material, waste or substance which is in any way regulated as hazardous or toxic by any federal, state or local government authority, agency or instrumentality, including mixtures thereof with other materials, and including any regulated building materials such as asbestos and lead, provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of the business of the Company or any Subsidiary in compliance with all Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

Section 3.17 Taxes.

(a) For purposes of this Agreement, the following terms shall have the defined meanings as set forth below:

“Affiliated Group” means any affiliated group within the meaning of Code Section 1504(a).

“Security Interest” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic’s, materialmen’s, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the Company or any Subsidiary is contesting in good faith through appropriate proceedings, if any, and for which adequate reserves have been established on the most recent applicable Balance Sheet in accordance with GAAP, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Treasury Regulation” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of the provisions of the Code.

(b) Subject to applicable extension periods, the Company and its Subsidiaries have filed all material Tax Returns that each was required to file, including any Tax Returns of any affiliated, consolidated, combined or unitary group of which either the Company or any Subsidiary is or was a member. At the time of filing, all such Tax Returns were correct and complete in all material respects. All Taxes due and owing by the Company or any Subsidiary and any affiliated, consolidated, combined or unitary group of which either the Company or any

Subsidiary is or was a member (whether or not shown on any Tax Return) have been paid. Neither the Company nor any Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been raised in writing by an authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Bank that arose in connection with any failure (or alleged failure) of the Company or any Subsidiary to pay any Tax.

(c) The Company and its Subsidiaries have collected or withheld and duly paid to the appropriate governmental authority all Taxes required to have been collected or withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(d) There is no action, suit, proceeding, audit, assessment, dispute or claim concerning any Tax Liability of the Company or any Subsidiary either (i) claimed or raised by any authority in writing or (ii) as to which the Company or any Subsidiary has knowledge based upon contact with any agent of such authority. Section 3.17(d) of the Schedules lists all federal, state, local, and foreign income Tax Returns filed with respect to the Company or any Subsidiary for any taxable period that is still open under the applicable statute of limitations, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Company has made available to BancorpSouth correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company and its Subsidiaries with respect to all taxable periods that are still open under the applicable statute of limitations.

(e) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) The Company has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). If the Company or any of its Subsidiaries has participated in a reportable or listed transaction as defined under Sections 6011 and 6111 of the Code and Treasury Regulation Section 1.6011-4, such entity has properly disclosed such transaction in accordance with the applicable Treasury Regulations. Except as set forth in Section 3.17(f) of the Schedules, neither the Company nor any of its Subsidiaries (i) is a party to any Tax allocation or sharing agreement, (ii) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than the Affiliated Group of which the Company is the common parent) or (iii) has any Liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g) Neither the Company nor any of its Subsidiaries has been required to disclose on its federal income Tax Returns any position that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(h) Neither the Company, any of its Subsidiaries nor BancorpSouth will be required to include any item of income in, nor will the Company, any of its Subsidiaries or BancorpSouth be required to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(i) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(j) The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of September 30, 2013, exceed the current liability accruals for Tax Liability (excluding any reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Company Financial Statements and (ii) do not exceed such current liability accruals for Taxes (excluding reserves any for deferred Taxes) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing its Tax Returns.

(k) The Company made an election to be treated as an S corporation under Subchapter S of the Code effective January 1, 2009 and the Company has continued to qualify as an S corporation since such election.

Section 3.18 Contracts and Commitments.

(a) Except as set forth in Section 3.18 of the Schedules (the “Company Contracts”), neither the Company nor any of its Subsidiaries is a party to or bound by any of the following (whether written or oral, express or implied):

(i) employment contracts, change-in-control agreements or severance arrangements (including any collective bargaining contract or union agreement or agreement with an independent consultant);

(ii) bonus, stock option, restricted stock, stock appreciation, deferred compensation arrangement, profit-sharing plan, pension plan, retirement plan, welfare plan or other employee benefit agreement or arrangement;

(iii) any material lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee;

(iv) contract or commitment for capital expenditures;

(v) material contract or commitment for the purchase of materials or supplies or for the performance of services over a period of more than sixty (60) days after the date of this Agreement;

(vi) contract or option to purchase or sell any real or personal property other than any contract for the purchase of personal property in the ordinary course of business;

(vii) contract, agreement or letter with respect to the management or operations of the Company or the Bank imposed by any Governmental Body having supervisory jurisdiction over the Company or the Bank;

(viii) note, debenture, agreement, contract or indenture related to the borrowing by the Company or any Subsidiary of money other than those entered into in the ordinary course of business;

(ix) guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the ordinary course of business;

(x) agreement with or extension of credit to any executive officer or director of the Company or any Subsidiary or holder of ten percent (10%) or more of the issued and outstanding Company Stock, or any affiliate of such person;

(xi) agreement with any executive officer or director of the Company or any Subsidiary or holder of ten percent (10%) or more of the issued and outstanding Company Stock or any affiliate of such person, relating to bank owned life insurance (“BOLI”);

(xii) lease of real property;

(xiii) any agreement containing covenants that limit the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person, or that involve any restriction on the geographic area in which, or method by which, the Company (including any successor thereof) or any of its Subsidiaries (including any successor thereof) may carry on its business (other than as may be required by law or any Governmental Body);

(xiv) any data processing or other electronic banking services agreement or contract which may not be terminated without payment or penalty upon notice of 30 days or less;

(xv) any agreement pursuant to which the Company or any of its Subsidiaries may become obligated to invest in or contribute capital to any Person; or

(xvi) contracts, other than the foregoing, with payments aggregating $50,000 or more not made in the ordinary course of business.

(b) Each Company Contract is legal, valid and binding on the Company or its Subsidiaries, as the case may be, and to the knowledge of the Company, the other parties thereto, enforceable against the Company or its Subsidiaries, as the case may be, in accordance with its terms (subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles) and is in full force and effect. Each of the Company and its Subsidiaries has performed in all material respects all obligations required to be performed by it to date under each Company Contract and there are no existing defaults by the Company or its Subsidiary, as the case may be, or, to the knowledge of the Company, the other party thereunder and there are no allegations or assertions of such by any party under such Company Contract or any events that with notice, lapse of time or the happening or occurrence of any other event would be reasonably likely to constitute a default thereunder. A true and complete copy of each Company Contract has been delivered or made available to BancorpSouth.

Section 3.19 Fidelity Bonds and Insurance.

(a) A true, correct and complete list of all fidelity bonds and insurance policies (including any BOLI) owned or held by or on behalf of either the Company or any of its Subsidiaries (other than credit-life policies), including the insurer, policy numbers, amount of coverage, deductions, type of insurance, effective and termination dates and any material pending claims thereunder is set forth in Section 3.19(a) of the Schedules.

(b) All policies of general liability, theft, life, fire, workers’ compensation, health, directors and officers, business interruption and other forms of insurance owned or held by the Company or any Subsidiary (i) are in full force and effect and all premiums that are due and payable with respect thereto are currently paid; (ii) are sufficient for compliance with all requirements of applicable laws and all agreements to which the Company or such Subsidiary is a party; (iii) are usual and customary as to amount and scope for the business conducted by the Company and its Subsidiaries in respect of amounts, types and risks insured; (iv) are valid, outstanding and enforceable policies (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies); and (v) will remain in full force and effect through the Effective Time, subject to normal renewal policies and procedures, including the payment of premiums. No insurer under any such policy or bond has canceled or indicated to the Company or any of its Subsidiaries an intention to cancel or not to renew any such policy or bond effective at any time prior to the Effective Time or generally disclaimed liability thereunder. Neither the Company nor any of its Subsidiaries is in default under any such policy or bond, and all material claims thereunder have been filed. Neither the Company nor any of its Subsidiaries has been denied or had revoked or rescinded any policy of insurance since December 31, 2009.

Section 3.20 Regulatory Actions and Approvals. There are no Proceedings pending or, to the knowledge of the Company, threatened, against the Company or any Subsidiary by or before any Governmental Body or arbitrator having jurisdiction over the Company or any Subsidiary. Neither the Company nor any Subsidiary is subject to a formal or informal agreement, memorandum of understanding, enforcement action with, or any type of financial assistance by, any Governmental Body or arbitrator having jurisdiction over it. Neither the Company nor any Subsidiary knows of any fact or circumstance relating to it that would materially impede or delay receipt of any Regulatory Approvals, the Merger, the Bank Merger, or the other transactions contemplated by this Agreement, nor does the Company or any Subsidiary have any reason to believe that it will not be able to obtain all Regulatory Approvals.

Section 3.21 Employment Relations. The relations of each of the Company and its Subsidiaries with its respective employees are satisfactory. Neither the Company nor any Subsidiary has received any notice of any controversies with, or organizational efforts or other pending actions by, representatives of its respective employees. The Company and its Subsidiaries have complied with all laws relating to the employment of labor with respect to their respective employees, and any independent contractors it has hired, including any provisions thereof relating to wages, hours, workplace discrimination, collective bargaining and the payment of workman’s compensation insurance and social security and similar Taxes, and no person has asserted to the Company or any Subsidiary that the Company or any Subsidiary is liable for any arrearages of wages, workman’s compensation insurance premiums or any taxes or penalties for failure to comply with any of the foregoing.

Section 3.22 Compensation and Benefit Plans.

(a) Section 3.22(a) of the Schedules lists all employee benefit plans, arrangements or agreements providing benefits or compensation to any current or former employees, directors or consultants of the Company or any of its ERISA Affiliates (as defined below) that are sponsored or maintained by the Company or any of its ERISA Affiliates or to which the Company or any of its ERISA Affiliates contributes or is obligated to contribute on behalf of current or former employees, directors or consultants of the Company or any of its ERISA Affiliates or with respect to which the Company or any of its ERISA Affiliates has any Liability, including any employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA or any employment agreement or collective bargaining, employee stock ownership, bonus, incentive, deferred compensation, stock purchase, stock option, severance, change of control or fringe benefit plan (each of the foregoing, a “Company Employee Plan”). There is no pending or, to the knowledge of the Company, threatened Proceeding relating to any Company Employee Plan. All of the Company Employee Plans comply and have been administered in all material respects with their terms and with all applicable requirements of ERISA, the Code and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to the Company Employee Plans which is likely to result in the imposition of any penalties or Taxes upon the Company or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the Code. All contributions, premiums or other payments required by law or by any Company Employee Plan have been made by the due date thereof.

(b) Neither the Company nor any of its Subsidiaries has any Liabilities for post-retirement or post-employment welfare benefits under any Company Employee Plan that cannot be amended or terminated upon 60 days’ notice or less without incurring any Liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code, or similar state laws, the cost of which is borne by the insured individuals. Each Company Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code is qualified in form and operation and no event or circumstance has occurred that would disqualify any such Company Employee Plan. The Company has provided or made available copies of (i) each Company Employee Plan, (ii) the most recent summary plan descriptions of each Company Employee Plan, (iii) each trust agreement, insurance policy or other instrument relating to the funding or administration of any Company Employee Plan, (iv) the three most recent annual reports (Form 5500 series) and accompanying schedules filed with the IRS or the United States Department of Labor with respect to each Company Employee Plan, (v) the most recent determination letter issued by the IRS with respect to each Company Employee Plan that is intended to qualify under Section 401 of the Code, (vi) the most recent available financial statements for each Company Employee Plan, and (vii) the most recent audited financial statements for each Company Employee Plan for which audited statements are required by ERISA.

(c) Neither the Company nor any ERISA Affiliate (as defined below) has any Liability with respect to a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (“Multiemployer Plans”). Neither the Company nor any ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan, and neither the Company, nor any ERISA Affiliate has incurred any withdrawal liability under Part I of Subtitle E of Title IV of ERISA that has not been satisfied in full. Neither the Company nor any ERISA Affiliate sponsors, maintains or contributes to any employee benefit plan that is subject to Title IV of ERISA, and neither the Company nor any ERISA Affiliate has, at any time during the last six (6) years, sponsored, maintained, contributed to or been obligated to contribute to any plan subject to Title IV of ERISA.

(d) There does not now exist, nor, to the knowledge of the Company, do any circumstances exist that could result in, any Controlled Group Liability of the Company or any of its Subsidiaries now or following the Closing. “Controlled Group Liability” means any and all Liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, (4) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or similar state law, and (5) under corresponding or similar provisions of foreign laws or regulations.

(e) Except as set forth on Section 3.22(e) of the Schedules, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee of the Company or any of its Subsidiaries to severance pay, retention bonuses, parachute payments, non-competition payments, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee. There is no contract, agreement, plan or other arrangement covering any service provider or former service provider of the Company or any of its Subsidiaries that, individually or in the aggregate, could give rise to the payment by the Company or any of its Subsidiaries of any amount that would not be deductible pursuant to the terms of Section 162(m) or Section 280G of the Code.

(f) “ERISA Affiliates” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(g) Except as set forth on Section 3.22(g) of the Schedules, there are no outstanding compensatory equity awards, including any arrangements awarding stock options, stock appreciation rights, stock appreciation units, restricted stock, deferred stock, phantom stock or any other equity compensation to any employee, director or other service provider of the Company or any ERISA Affiliate.

(h) There are no outstanding shares of capital stock of the Company which were distributed to any current shareholder from the Company’s employee stock ownership plan (“ESOP”), or if such shares were distributed and are now outstanding, the holder thereof no longer has any “put” rights with respect to these shares under the ESOP entitling the holder to require the Company to purchase such shares.

Section 3.23 Deferred Compensation and Salary Continuation Arrangements. Section 3.23 of the Schedules contains a list of all nonqualified deferred compensation and salary continuation arrangements of the Company or any of its Subsidiaries, if any, including (a) the terms under which the cash value of any life insurance purchased in connection with any such arrangement can be realized and (b) the amount of all future benefit payments owed on behalf of each participant, which amounts, as of the date of this Agreement, have been, and as of the Closing Date, will be, accrued in accordance with GAAP on the Company’s consolidated balance sheet. Each nonqualified deferred compensation arrangement satisfies the requirements of Section 409A of the Code, to the extent applicable, in form and operation.

Section 3.24 Brokers, Finders and Financial Advisors. Other than as set forth in Section 3.24 of the Schedules, neither the Company, any of its Subsidiaries nor any of its or their respective officers, directors or employees have employed any broker, finder, financial advisor or investment banker or incurred any Liability for any brokerage, financial advisory, investment banking or other similar fees or commissions in connection with this Agreement and the transactions contemplated hereby.

Section 3.25 Accounting Controls. Each of the Company and its Subsidiaries has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that: (a) all transactions are executed in accordance with general or specific authorization of its board of directors (or similar management body) and/or its duly authorized executive officers; (b) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to institutions such as it or other criteria applicable to such financial statements, and to maintain accountability for items therein; (c) control of its properties and assets is permitted only in accordance with general or specific authorization of its board of directors (or similar management body) and/or its duly authorized executive officers; and (d) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

Section 3.26 Derivative Contracts. Neither the Company nor any Subsidiary is a party to nor has agreed to enter into an exchange traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in the Company Financial Statements which is a financial derivative contract (including various combinations thereof).

Section 3.27 Deposits. Except as set forth on Section 3.27 of the Schedules, no deposit of the Bank is a “brokered” deposit (as such term is defined in 12 C.F.R. § 337.6(a)(2)) or is subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business).

Section 3.28 Intellectual Property Rights.

(a) Section 3.28(a) of the Schedules contains a true, correct and complete list of all registered trademarks, registered service marks, trademark and service mark applications, trade names and registered copyrights presently owned or held by the Company or any Subsidiary or used in a material manner by them in the conduct of their business under license pursuant to a material contract (the “Intellectual Property”). The Company and its Subsidiaries own or have the right to use and continue to use the Intellectual Property in the operation of their business. Neither the Company nor any Subsidiary is, to the Company’s knowledge, infringing or violating any patent, copyright, trademark, service mark, label filing or trade name owned or otherwise held by any other party, nor has the Company or any Subsidiary used any confidential information or any trade secrets owned or otherwise held by any other party, without holding a valid license for such use.

(b) Neither the Company nor any Subsidiary is engaging, nor has any been charged with engaging, in any kind of unfair or unlawful competition. Neither the execution, delivery or performance of this Agreement or the related documents nor the consummation of the transactions contemplated hereby or thereby will in any way impair the right of the Company or any Subsidiary or the Continuing Corporation to use, sell, license or dispose of, or to bring any action for the infringement of, the Intellectual Property.

Section 3.29 Shareholders’ List. Section 3.29 of the Schedules contains a true, correct and complete list of the record holders of shares of Company Stock as of a date within ten (10) business days prior to the date of this Agreement, containing their names, addresses and number of shares held of record, which shareholders’ list is in all respects accurate as of such date and will be updated not more than five (5) business days prior to Closing.

Section 3.30 SEC Status; Securities Issuances. The Company is not subject to the registration provisions of Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor the rules and regulations of the SEC promulgated under Section 12 of the Exchange Act, other than anti-fraud provisions of such act. All issuances of securities by the

Company and any Subsidiary have been registered under the Securities Act of 1933, as amended (the “Securities Act”), applicable state securities laws, and all other applicable laws or were exempt from any such registration requirements.

Section 3.31 Dissenting Shareholders. The Company has no knowledge of any plan or intention on the part of any shareholder of the Company to make written demand for payment of the fair value of such holder’s shares of Company Stock in the manner provided in Section 2.4.

Section 3.32 Takeover Laws. This Agreement and the Merger contemplated hereby are not subject to the requirements of any “moratorium,” “control stock,” “fair price,” “affiliate transactions,” “business combination” or other antitakeover laws and regulations of any state applicable to the Company.

Section 3.33 Fairness Opinion. Prior to the execution of this Agreement, the Company has received a written opinion from Sheshunoff & Co., dated as of the date of this Agreement, to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Aggregate Merger Consideration to be received by the shareholders of the Company pursuant to this Agreement is fair, from a financial point of view, to such shareholders. Such opinion has not been amended or rescinded as of the date of this Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF BANCORPSOUTH

BancorpSouth represents and warrants to the Company as set forth below.

Section 4.1 Organization.

(a) BancorpSouth is a corporation duly organized, validly existing and in good standing under the laws of the State of Mississippi and a financial holding company duly registered under the BHC Act and the GLB Act, subject to all laws, rules and regulations applicable to financial holding companies. BancorpSouth Bank is a Mississippi banking corporation duly organized, validly existing and in good standing under the laws of the State of Mississippi.

(b) BancorpSouth and BancorpSouth Bank have full power and authority (including all licenses, registrations, qualifications, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate their properties, to engage in the business and activities now conducted by them and to enter into this Agreement, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on BancorpSouth.

(c) BancorpSouth Bank (i) is duly authorized to conduct a general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate loans, installment credits, collections and safe deposit facilities subject to the supervision of the FDIC and the MDB, and (ii) is an insured bank as defined in the Federal Deposit Insurance Act.

Section 4.2 Capitalization.

(a) The authorized capital stock of BancorpSouth consists of 500,000,000 shares of BancorpSouth Common Stock, $2.50 par value, 95,231,691 shares of which are outstanding as of December 31, 2013, and 500,000,000 shares of preferred stock, $0.01 par value, none of which is issued and outstanding as of the date of this Agreement. BancorpSouth owns all of the issued and outstanding shares of common stock, $5.00 par value, of BancorpSouth Bank (“BancorpSouth Bank Stock”). All of the issued and outstanding shares of BancorpSouth Common Stock and BancorpSouth Bank Stock are validly issued, fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any Person.

(b) At the Effective Time, the shares of BancorpSouth Common Stock issued pursuant to the Merger in accordance with this Agreement will be duly authorized, validly issued, fully paid and nonassessable, and will not be issued in violation of any preemptive rights or any applicable federal or state laws.

Section 4.3 Authority; Approvals.

(a) BancorpSouth has full corporate power and authority to execute and deliver this Agreement and any related documents to which it is a party and perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by BancorpSouth and is a duly authorized, valid, legally binding agreement of BancorpSouth enforceable against BancorpSouth in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

(b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the board of directors of BancorpSouth. The board of directors of BancorpSouth has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of BancorpSouth and its shareholders. No further corporate proceedings on the part of BancorpSouth are necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

(c) Other than federal and state securities laws and the Regulatory Approvals, no consents or approvals of or filings or registrations with any Governmental Body or with any other Person are necessary in connection with the execution and delivery by (i) BancorpSouth of this Agreement and the related documents to which it is a party or the consummation by BancorpSouth of the transactions contemplated hereby or thereby, or (ii) BancorpSouth Bank of the agreement pursuant to which the Bank Merger shall occur.

Section 4.4 No Conflicts; Consents. Neither the execution and delivery by BancorpSouth of this Agreement and the related documents nor the consummation of the transactions contemplated hereby or thereby, nor compliance by BancorpSouth with any of the provisions hereof or thereof, will (a) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any lien, charge or encumbrance upon any of the material properties or assets of BancorpSouth or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the Organizational Documents of BancorpSouth or any of its Subsidiaries or (ii) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which BancorpSouth or any of its Subsidiaries is a party or by which it may be bound, or to which BancorpSouth or any of its Subsidiaries or any of the properties or assets of BancorpSouth or any of its Subsidiaries may be subject, or (b) assuming that the Regulatory Approvals are duly obtained, violate any law, statute, code, ordinance, rule, regulation, permit, concession, grant, franchise or any judgment, ruling, order, writ, injunction or decree applicable to BancorpSouth or any of its Subsidiaries or any of their respective properties or assets.

Section 4.5 Proceedings. There are no Proceedings pending or, to BancorpSouth’s knowledge, threatened against BancorpSouth or any of its Subsidiaries, and BancorpSouth has no knowledge of any basis on which any such Proceedings could be brought which could reasonably be expected to result in a Material Adverse Effect on BancorpSouth or which could question the validity of any action taken or to be taken in connection with this Agreement and the transactions contemplated hereby. Neither BancorpSouth nor BancorpSouth Bank is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any arbitrator or Governmental Body.

Section 4.6 Financial Statements.

(a) BancorpSouth has furnished or made available to the Company true and complete copies of its (i) Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC, which contains BancorpSouth’s audited consolidated balance sheets as of December 31, 2012 and 2011, and the related statements of income, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2012, 2011 and 2010 (the “BancorpSouth Annual Financial Statements”) and (ii) Quarterly Reports on Form 10-Q for each of the quarters ended March 31, June 30, and September 30, 2013, as filed with the SEC, which contain BancorpSouth’s unaudited consolidated balance sheets and related statements of income, comprehensive income, shareholders’ equity and cash flows as of and for the quarters and interim periods ended March 31, June 30, and September 30, 2013 and 2012 (the “BancorpSouth Interim Financial Statements”).

(b) The BancorpSouth Annual Financial Statements and BancorpSouth Interim Financial Statements have been prepared from the books and records of BancorpSouth and its Subsidiaries and fairly present, in all material respects, the consolidated financial position, results of operations, shareholders’ equity and cash flows of BancorpSouth at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis throughout the periods indicated, except that the BancorpSouth Interim Financial Statements (i) omit the footnote disclosure required by GAAP and (ii) are subject to normal year-end audit adjustments required by GAAP. The consolidated balance sheets as of future dates and the related statements of income, comprehensive income, shareholders’ equity and cash flows of BancorpSouth for the periods then ended, which may be filed by BancorpSouth with the SEC subsequent to the date hereof, will be prepared from the books and records of BancorpSouth and its Subsidiaries and will fairly present, in all material respects, the consolidated financial position, results of operations, shareholders’ equity and cash flows of BancorpSouth at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis throughout the periods indicated, except that unaudited financial statements may (i) omit the footnote disclosure required by GAAP and (ii) be subject to normal year-end audit adjustments required by GAAP.

Section 4.7 Compliance with Laws and Regulatory Filings.

(a) BancorpSouth and BancorpSouth Bank have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Body relating to BancorpSouth or BancorpSouth Bank, including all Banking Laws. BancorpSouth and BancorpSouth Bank have neither had nor suspected any material incidents of fraud or defalcation involving BancorpSouth, BancorpSouth Bank or any of their respective officers, directors or Affiliates during the last two years. Each of BancorpSouth and BancorpSouth Bank has timely and properly filed and maintained in all material respects all requisite Currency Transaction Reports and Suspicious Activity Reports and has systems customarily used by financial institutions of a similar size to BancorpSouth Bank that are designed to properly monitor transaction activity (including wire transfers). BancorpSouth Bank is designated as a large bank for purposes of the Community Reinvestment Act and has a Community Reinvestment Act rating of “satisfactory.”

(b) BancorpSouth and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made thereto, that are required to be filed with the Federal Reserve Board, the FDIC, the MDB or any other Governmental Body having supervisory jurisdiction over BancorpSouth and its Subsidiaries, and such reports, registrations and statements as finally amended or corrected, are true and correct in all material respects. Except for normal examinations conducted by bank regulatory agencies in the ordinary course of business, no Governmental Body has initiated any Proceeding or, to BancorpSouth’s knowledge, investigation into the business or operations of BancorpSouth or its Subsidiaries. There is no unresolved violation, criticism or exception by any bank regulatory agency with respect to any report relating to any examinations of BancorpSouth Bank or BancorpSouth.

(c) BancorpSouth has no Knowledge of any fact or circumstance relating to BancorpSouth or any of its Subsidiaries that would materially impede or delay receipt of any required regulatory approval of the Merger or the other transactions contemplated by this Agreement, including the Bank Merger, nor does BancorpSouth have any reason to believe that it will not be able to obtain all requisite regulatory and other approvals or consents which it is required to obtain in order to consummate the Merger and the Bank Merger.

Section 4.8 SEC Reports. BancorpSouth has timely filed all material reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with the SEC pursuant to the Exchange Act for the past three (3) years. As of their respective dates (or if amended, as of the date so amended), each of such reports and statements (a) complied in all material respects as to form with the applicable requirements under the Exchange Act and (b) were true and correct and complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the SEC and such reports did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.9 Absence of Certain Changes. Since September 30, 2013, (a) BancorpSouth and BancorpSouth Bank have conducted their respective businesses in the ordinary and usual course consistent with safe and sound banking practices (except as otherwise required by this Agreement and excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby), and (b) no Material Adverse Effect on BancorpSouth or BancorpSouth Bank has occurred.

ARTICLE V.

COVENANTS OF THE COMPANY

The Company covenants and agrees with BancorpSouth as follows:

Section 5.1 Approval of Shareholders of the Company; Efforts.

(a) The Company will, as soon as practicable, take all steps under applicable laws and its Organizational Documents necessary to duly call, give notice of, convene and hold a special meeting of the Company’s shareholders to be called to consider the Merger, this Agreement and the transactions contemplated hereby (the “Company Shareholder Meeting”) at such time as may be mutually agreed to by the parties for the purpose of (i) considering and voting upon the approval of this Agreement and the transactions contemplated hereby and (ii) for such other purposes consistent with the complete performance of this Agreement as may be necessary and desirable. The board of directors of the Company shall not withdraw, amend or modify in a manner adverse to BancorpSouth its recommendation (a “Change in Recommendation”) and will use its commercially reasonable best efforts to obtain the necessary approvals by the Company’s shareholders of this Agreement and the transactions contemplated hereby (the “Company Shareholder Approval”). Notwithstanding the foregoing, if the Company has complied with Section 5.5(a), the board of directors of the Company may effect a Change in Recommendation if the Company or any of its representatives receives an unsolicited bona fide Acquisition Proposal before the Company Shareholder Approval that the board of directors of the Company has (i) determined in its good faith judgment (after consultation with the Financial Advisor (as defined herein) and the Company’s outside legal counsel) that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal (as defined herein), and (ii) determined in its good faith judgment (after consultation with the Company’s outside legal counsel) that the failure to effect a Change in Recommendation would cause it to violate its fiduciary duties under applicable law.

(b) If this Agreement is approved by such shareholders, the Company will take all reasonable actions to aid and assist in the consummation of the Merger, and will use commercially reasonable efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including such actions as it and BancorpSouth reasonably consider necessary, proper or advisable in connection with filing applications and registration statements with, or obtaining approvals from, all Governmental Bodies having jurisdiction over the transactions contemplated by this Agreement.

Section 5.2 Activities of the Company Pending Closing.

(a) From the date hereof to and including the Closing Date, as long as this Agreement remains in effect, the Company shall, and shall cause each of its Subsidiaries to:

(i) conduct its affairs (including the making of or agreeing to make any loans or other extensions of credit) only in the ordinary course of business consistent with past practices and safe and sound banking principles;

(ii) use commercially reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers, directors, key employees and agents and preserve its relationships and goodwill with customers and advantageous business relationships;

(iii) promptly give written notice to BancorpSouth of (A) any material change in its business, operations or prospects, (B) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Body having jurisdiction over the Company or any Subsidiary, (C) the institution or threat of any Proceeding against the Company or any Subsidiary or (D) the occurrence of any event or the failure of any event to occur or the existence of any circumstance that would reasonably be expected to cause (1) a breach of any covenant, condition or agreement contained herein, (2) any of the representations or warranties of the Company contained in this Agreement to be untrue or inaccurate in any material respect (without regard to any materiality qualifiers contained therein) or (3) a Material Adverse Effect on the Company or the Bank; and

(iv) except as required by law or regulation or expressly permitted by this Agreement, take no action which would adversely affect or delay the ability of the Company or BancorpSouth to obtain the Regulatory Approvals or any other approvals required for consummation of the transactions contemplated hereby or to perform its obligations and agreements under this Agreement.

(b) From the date hereof to and including the Effective Time, except (1) as expressly required by this Agreement or (2) as required by law or regulation, the Company shall not, and shall not permit any of its Subsidiaries to, without the written consent of BancorpSouth, which consent shall not be unreasonably withheld:

(i) adjust, split, combine or reclassify any of the Company Stock;

(ii) make, acquire, modify or renew, or agree to make, acquire, modify or renew any loans, loan participations or other extensions of credit (whether directly or indirectly through the purchase of loan participations from other lenders, deal paper or otherwise) to any Borrower that (A) would be a material violation of its policies and procedures in effect as of the date hereof, (B) would not be in the ordinary course of business consistent with past practices and safe and sound banking principles or (C) would exceed $500,000 individually or in the aggregate to any new Borrower with respect to any new loan to be made or acquired, or (D) would exceed $1,000,000 individually or in the aggregate to any existing Borrower with respect to any existing loan to be modified or renewed, (except (1) pursuant to commitments made before the date of this Agreement that are listed in Section 5.2(b)(ii) of the Schedules and not covered by items A or B of this clause or (2) loans fully secured by a certificate of deposit at the Bank); provided, that in the event that the Bank desires to make or renew any such loan which would exceed the applicable $500,000 or $1,000,000 limitations set forth above, it shall so advise BancorpSouth via e-mail transmission. BancorpSouth shall notify the Bank via e-mail transmission within two (2) business days of receipt of such notice whether BancorpSouth consents to such loan or extension of credit, provided that if BancorpSouth fails to notify the Bank with such time frame, BancorpSouth shall be deemed to have consented to such loan or extension of credit. For purposes of this Section 5.2(b)(ii), “Borrower” means any Person (including any Affiliate, shareholder, member or partner of such Person) and any guarantor, surety, spouse, co-maker or co-obligor of any extension of credit to any Person;

(iii) except with respect to the issuance of shares of Company Stock upon the exercise of Company Options as contemplated by this Agreement, issue or sell or obligate itself to issue or sell any shares of its capital stock or any warrants, rights or options to acquire, or any securities convertible into, any shares of its capital stock;

(iv) (A) grant any stock appreciation rights, stock appreciation units, restricted stock, stock options or other form of incentive compensation, or (B) voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options, restricted stock, or other stock-based compensation;

(v) open, close or relocate any branch office, or acquire or sell or agree to acquire or sell, any branch office or any deposit liabilities;

(vi) enter into, amend or terminate any agreement of the type that would be required to be disclosed in Section 3.18 of the Schedules, or any other material agreement, or acquire or dispose of any material amount of assets or Liabilities or make any change in any of its leases, except in the ordinary course of business consistent with past practices and safe and sound banking practices;

(vii) grant any severance or termination payment to, or enter into any employment, consulting, noncompetition, retirement, parachute, severance or indemnification agreement with, any officer, director, employee or agent of the Company or any Subsidiary, either individually or as part of a class of similarly situated Persons;

(viii) except as set for on Section 5.2(b)(viii) of the Schedules, (A) increase in any manner the compensation or fringe benefits of any of its employees, directors or consultants other than in the ordinary course of business consistent with past practice and pursuant to policies currently in effect, (B) pay any perquisite such as automobile allowance, club membership or dues or other similar benefits other than in accordance with past practice, or (C) institute any employee welfare, retirement or similar plan or arrangement;

(ix) amend any Company Employee Plan, other than as required to maintain the tax qualified status of such plan or as contemplated under this Agreement;

(x) (A) declare, pay or set aside for payment any dividend or other distribution (whether in cash, stock or property) in respect of the Company Stock, other than (1) the payment of dividends from the Bank to the Company, (2) dividends to holders of Company Stock in the aggregate amount equal to 43.4% of the taxable income of the Company for the period beginning on January 1, 2013 and ending on the Closing Date, (3) the payment of a one-time special dividend to holders of Company Stock in an aggregate amount equal to the additional paid in capital resulting from the cash exercise of outstanding Company Options between November 1, 2013 and the Closing Date (the “Stock Option Dividend”), and (4) the payment of a one-time special dividend to holders of Company Stock in an aggregate amount equal to the Company’s Subchapter S accumulated adjustments account up to a maximum amount of $22,875,000 (the “Retained Earnings Dividend”);

(xi) make any change in accounting methods, principles and practices, except as may be required by GAAP or any Governmental Body;

(xii) sell, transfer, convey, mortgage, encumber or otherwise dispose of any properties or assets (including “other real estate owned”) or interest therein, other than other real estate owned properties under contract for sale as of the date of this Agreement;

(xiii) except as set for on Section 5.2(b)(xiii) of the Schedules, foreclose upon or otherwise acquire any commercial real property prior to receipt and approval by BancorpSouth of a recent Phase I environmental review thereof;

(xiv) increase or decrease the rate of interest paid on deposit accounts, except in a manner and pursuant to policies consistent with the Company’s past practices and safe and sound banking practices;

(xv) except as set for on Section 5.2(b)(xv) of the Schedules, charge-off any loan or other extension of credit prior to review and approval by BancorpSouth of the amount of such charge-off;

(xvi) (A) establish any new Subsidiary or Affiliate or enter into any new line of business, or (B) except pursuant to contracts or agreements in force at the date of or permitted by this Agreement, make any equity investment in, or purchase outside the ordinary course of business any property or assets of, any other Person;

(xvii) materially deviate from policies and procedures existing as of the date of this Agreement with respect to (A) classification of assets, (B) the allowance for loan losses and (C) accrual of interest on assets, except as otherwise required by the provisions of this Agreement, applicable law or regulation or any governmental authority;

(xviii) amend or change any provision of the Organizational Documents of the Company or any Subsidiary;

(xix) make any capital expenditure which would exceed an aggregate of $50,000, except pursuant to commitments made prior to the date of this Agreement and set forth in Section 5.2(b)(xix) of the Schedules;

(xx) excluding deposits and certificates of deposit, incur or modify any indebtedness for borrowed money, including Federal Home Loan Bank advances;

(xxi) prepay any indebtedness or other similar arrangements so as to cause the Company to incur any prepayment penalty thereunder;

(xxii) settle any Proceeding (A) involving payment by it of money damages in excess of $50,000 in the aggregate or (B) imposing any restriction on the operations of the Company or any Subsidiary;

(xxiii) make any changes to its investment securities portfolio from that as of December 31, 2013, or the manner in which the portfolio is classified or reported; provided, however, that the Company and the Bank may, to the extent consistent with the Company’s past practices and safe and sound banking practices, sell investment securities and purchase U.S. governmental agency securities, mortgage-backed securities and municipal securities having a maturity date no greater than one (1) year; or

(xxiv) agree to do any of the foregoing.

Section 5.3 Access to Properties and Records.

(a) To the extent permitted by applicable law, the Company shall and shall cause each of its Subsidiaries, upon reasonable notice from BancorpSouth to the Company to: (i) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of BancorpSouth full access to the properties, books and records of the Company and its Subsidiaries during normal business hours in order that BancorpSouth may have the opportunity to make such reasonable investigation as it shall desire to make of the affairs of the Company and its Subsidiaries and to conduct the environmental investigations provided in Section 5.12, and (ii) furnish BancorpSouth with such additional financial and operating data and other information as to the business and properties of the Company as BancorpSouth shall, from time to time, reasonably request.

(b) As soon as practicable after they become available, the Company will deliver or make available to BancorpSouth all unaudited monthly and quarterly financial information prepared for the internal use of management of the Company and all Consolidated Reports of Condition and Income filed by the Bank with the appropriate Governmental Body after the date of this Agreement. In the event of the termination of this Agreement, BancorpSouth will return to the Company all documents and other information obtained pursuant hereto and will keep confidential any information obtained pursuant to Section 7.2.

Section 5.4 Information for Regulatory Applications and SEC Filings.

(a) To the extent permitted by law and during the pendency of this Agreement, the Company will furnish BancorpSouth with all information concerning the

Company or any of its Subsidiaries required for inclusion in any application, filing, statement or document to be made or filed by BancorpSouth with any Governmental Body in connection with the transactions contemplated by this Agreement and any filings with the SEC and any applicable state securities authorities. The Company will fully cooperate with BancorpSouth in the filing of any applications or other documents necessary to complete the transactions contemplated by this Agreement. The Company agrees at any time, upon the request of BancorpSouth, to furnish to BancorpSouth a written letter or statement confirming the accuracy of the information with respect to the Company or any of its Subsidiaries contained in any report or other application or statement referred to in this Agreement, and confirming that the information with respect to the Company and its Subsidiaries contained in such document or draft was furnished by the Company expressly for use therein or, if such is not the case, indicating the inaccuracies contained in such document or indicating the information not furnished by the Company expressly for use therein.

(b) None of the information relating to the Company and its Subsidiaries that is provided by the Company for inclusion in (i) the Proxy Statement (as defined herein) to be prepared in accordance with the Company’s Organizational Documents and applicable law and mailed to the Company’s shareholders in connection with the solicitation of proxies by the board of directors of the Company for use at the Company Shareholder Meeting, any filings or approvals under applicable federal or state banking laws or regulations or state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act will, at the time of mailing the Proxy Statement to the Company’s shareholders, at the time of the Company Shareholder Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Registration Statement (as defined herein) will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 5.5 Standstill Provision.

(a) Neither the Company, its Subsidiaries nor any of their respective directors, officers, agents or representatives shall directly or indirectly take any action to solicit, initiate, encourage or facilitate the making of any inquiries with respect to, or provide any information to, conduct any assessment of or negotiate with any other party with respect to any Acquisition Proposal (as defined herein) or which could reasonably be expected to lead to any Acquisition Proposal.

(b) Notwithstanding anything to the contrary in Section 5.5(a), if the Company has complied with Section 5.5(a) and the Company or any of its representatives receives an unsolicited bona fide Acquisition Proposal before the Company Shareholder Approval that the Company Board has (i) determined in its good faith judgment (after consultation with the Company’s financial advisors set forth in Section 3.24 of the Schedules or a nationally recognized investment firm (the “Financial Advisor”), and the Company’s outside legal counsel) that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, (ii) determined in its good faith judgment (after consultation with the Company’s outside legal counsel) that the failure to take such action would cause, or would be reasonably expected to cause, it to violate its fiduciary duties under applicable law; and (iii) obtained from such Person an executed confidentiality agreement that is no less protective of the Company’s confidential information than the Confidentiality Agreement (as defined herein), then the Company or its representatives may furnish information to and enter into discussions and negotiations with such other Person.

(c) The Company agrees to notify BancorpSouth in writing within two (2) business days, after receipt of any unsolicited Acquisition Proposal and provide reasonable detail as to the identity of the Person making such Acquisition Proposal and the material terms of such Acquisition Proposal. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore that relate to any Acquisition Proposal. The Company will, and will cause the Bank to, take the necessary steps to inform the appropriate Persons referred to in this Section 5.5 of the obligations undertaken in this Section 5.5.

Section 5.6 Termination of Data Processing Contracts. The Company will use commercially reasonable efforts, including notifying appropriate parties and negotiating in good faith a reasonable settlement, to ensure that its current data processing contracts and contracts related to the provision of any other electronic banking services will, if the Merger occurs, be terminated after the consummation of the Merger on a date to be mutually agreed upon by BancorpSouth and the Company. Such notice and actions by the Company will be in accordance with the terms of such contracts. For the avoidance of doubt, the use of “commercially reasonable efforts” by the Company as used in this Section 5.6 shall include the payment of any termination fees or liquidated damages required by the terms of the contracts referenced in this Section 5.6 upon the termination of such contracts.

Section 5.7 Conforming Accounting Adjustments. If requested by BancorpSouth, the Company shall and shall cause the Bank to, consistent with GAAP, immediately prior to Closing, make such accounting entries as BancorpSouth may reasonably request in order to conform the accounting records of the Company and the Bank to the accounting policies and practices of BancorpSouth and BancorpSouth Bank, respectively. No such adjustment shall by itself constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement or be an acknowledgment by the Company or the Bank (a) of any adverse circumstances for purposes of determining whether the conditions to BancorpSouth’s obligations under this Agreement have been satisfied or (b) that such adjustment has any bearing on the Merger Consideration. No adjustment required by BancorpSouth shall (y) require any prior filing with any Governmental Body or (z) violate any law, rule or regulation applicable to the Company or the Bank.

Section 5.8 Liability Insurance. The Company shall purchase for a period of not less than four (4) years after the Effective Time, past acts and extended reporting period insurance coverage for no less than the four-year period immediately preceding the Effective Time under its (a) current directors and officers insurance (or comparable coverage), (b) employment practices liability insurance, (c) current financial institutions bond (or comparable coverage) and (d) bankers professional liability, mortgage errors and omissions and fiduciary liability insurance for each of the directors and officers of the Company and its Subsidiaries currently covered under comparable policies held by the Company or its Subsidiaries.

Section 5.9 Allowance for Loan Losses. The Company shall use its best efforts to maintain its allowance for loan losses at a level equal to $5,279,939 (subject to any adjustment for any reduction in the allowance for loan losses specifically allocated to those previously identified impaired loans set forth on Section 5.9 of the Schedules) (the “Minimum Allowance Amount”); provided, however, that if the allowance for loan losses is less than the Minimum Allowance Amount on the business day immediately prior to the Closing Date, the Company shall take or cause to be taken all action necessary to increase the allowance for loan losses to an amount equal to the Minimum Allowance Amount as of the Closing Date.

Section 5.10 Third Party Consents. The Company will use commercially reasonable efforts, and BancorpSouth shall reasonably cooperate with the Company at the Company’s request, to obtain all consents, approvals, authorizations, waivers or similar affirmations described in Section 3.4 of the Schedules.

Section 5.11 Attendance at Certain Company and Bank Meetings. In order to facilitate the continuing interaction of BancorpSouth with the Company and the Bank, and in order to keep BancorpSouth fully advised of all ongoing activities of the Company and the Bank, subject to the limitation in this Section 5.11, the Company and the Bank agree to allow BancorpSouth to designate two (2) representatives (who shall be officers of BancorpSouth or BancorpSouth Bank), each of whom will be allowed to attend as an invited guest and fully monitor all regular and special meetings of the board of directors and loan and discount and asset and liability management committees of the Company and the Bank. The Company and the Bank shall promptly give BancorpSouth prior notice by telephone of all special meetings. Such representatives shall be bound by BancorpSouth’s confidentiality obligations under this Agreement and shall have no right to vote and may be excluded from sessions of the board of directors or management committee during which there is being discussed (a) matters involving this Agreement, (b) information or material which the Company or the Bank is required or obligated to maintain as confidential under applicable laws or regulations or (c) pending or threatened litigation or investigations if, in the opinion of counsel to the Company or the Bank, as the case may be, the presence of such representative would adversely affect the confidential nature of or any privilege relating to any matters to be discussed. No attendance by a representative of BancorpSouth at the Company’s or the Bank’s board or committee meetings under this Section 5.11 or knowledge gained or deemed to have been gained by virtue of such attendance will affect any of the representations and warranties in this Agreement made by the Company. If the transactions contemplated by this Agreement are disapproved by any regulatory authority whose approval is required or the Agreement is otherwise terminated prior to the Effective Time, then BancorpSouth’s designees will no longer be entitled to notice of and attend such meetings.

Section 5.12 Environmental Investigation; Rights to Terminate Agreement.

(a) BancorpSouth and its consultants, agents and representatives shall have the right to the same extent that the Company or the Bank has such right (at BancorpSouth’s cost and expense), but not the obligation or responsibility, to inspect any Company or Bank property, including conducting asbestos surveys and sampling, environmental assessments and investigation, and other non-invasive or non-destructive environmental surveys and analyses (“Environmental Inspections”) at any time on or prior to thirty (30) days after the date of this Agreement. If, as a result of any such Environmental Inspection, further investigation (“secondary investigation”) including test borings, soil, water, asbestos or other sampling, is deemed desirable by BancorpSouth, BancorpSouth shall (i) notify the Company of any property for which it intends to conduct such a secondary investigation and the reasons for such secondary investigation, (ii) submit a work plan to the Company for such secondary investigation, for which BancorpSouth agrees to afford the Company the ability to comment on and BancorpSouth agrees to reasonably consider all such comments (and negotiate in good faith any such comments), and (iii) conclude such secondary investigation, on or prior to sixty (60) days after the date of receipt of the Company’s comments. BancorpSouth shall give reasonable notice to the Company of such secondary investigations, and the Company may place reasonable restrictions on the time and place at which such secondary investigations may be carried out.

(b) The Company agrees to indemnify and hold harmless BancorpSouth for any claims for damage to property, or injury or death to persons, made as a result of any Environmental Inspection or secondary investigation conducted by BancorpSouth or its agents, representatives or contractors to the extent attributable to the gross negligence or willful misconduct of the Company or its agents, representatives or contractors. BancorpSouth agrees to indemnify and hold harmless the Company for any claims for damage to property, or injury or death to persons made as a result of any Environmental Inspection or secondary investigation conducted by BancorpSouth or its agents, representatives or contractors, to the extent attributable to the gross negligence or willful misconduct of BancorpSouth or its agents, representatives or contractors in performing any Environmental Inspection or secondary investigation. If the Closing does not occur, the foregoing indemnities shall survive the termination of this Agreement. BancorpSouth shall not have any Liability or responsibility of any nature whatsoever for the results, conclusions or other findings related to any Environmental Inspection, secondary investigation or other environmental survey. If this Agreement is terminated, then, except as otherwise required by law, reports to any governmental authority of the results of any Environmental Inspection, secondary investigation or other environmental survey shall be made by the Company in the exercise of its sole discretion and not by BancorpSouth. BancorpSouth shall make no such report prior to Closing unless required to do so by law, and in such case will give the Company reasonable prior notice of BancorpSouth’s intentions so as to enable the Company to review and comment on such proposed report.

(c) BancorpSouth shall have the right to terminate this Agreement within ninety (90) days after the date of this Agreement if (i) the results of such Environmental Inspection, secondary investigation or other environmental survey are disapproved by BancorpSouth because the Environmental Inspection, secondary investigation or other environmental survey identifies violations or potential violations of Environmental Laws that is reasonably likely to result in a Material Adverse Effect on the Company; (ii) any past or present events, conditions or circumstances that could reasonably be expected to require further investigation, remedial or cleanup action under Environmental Laws involving an expenditure reasonably expected by BancorpSouth to exceed $100,000 or that is reasonably likely to result in a Material Adverse Effect on the Company or the Bank; (iii) the Environmental Inspection, secondary investigation or other environmental survey identifies the presence of any underground or above ground storage tank in, on or under any Company Real Property that is not shown to be in compliance with all Environmental Laws applicable to such tank, or that potentially has had a release of petroleum or some other Hazardous Materials that has not been remediated in accordance with applicable Environmental Law; or (iv) the Environmental Inspection, secondary investigation or other environmental survey identifies the presence of any asbestos-containing material or mold in, on or under any Company Real Property, the removal or abatement of which could reasonably be expected to involved an expenditure in excess of $100,000. In the event BancorpSouth terminates this Agreement or elects not to proceed to Closing pursuant to this Section 5.12(c), if the Company reimburses BancorpSouth for the costs of preparing any Environmental Inspections, BancorpSouth promptly shall deliver to the Company copies of any environmental report, engineering report, or property condition report prepared by BancorpSouth or any third party with respect to any Company Real Property. Any results or findings of any Environmental Inspections will not be disclosed by BancorpSouth to any third party not affiliated with BancorpSouth, unless BancorpSouth is required by law to disclose such information.

(d) The Company agrees to make available upon request to BancorpSouth and its consultants, agents and representatives all documents and other materials relating to environmental conditions of any Company Real Property including the results of other environmental inspections and surveys to the extent such documents are in the actual possession of the Company. The Company also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with BancorpSouth and, at BancorpSouth’s cost and expense, shall be entitled to certify the same in favor of BancorpSouth and its consultants, agents and representatives and make all other data available to BancorpSouth and its consultants, agents and representatives.

Section 5.13 Bank Transaction. Prior to the Effective Time, the Company shall cause the Bank to cooperate with BancorpSouth and BancorpSouth Bank as necessary in conjunction with all approvals, filings, and other steps necessary to cause the consummation of the Bank Merger after the Effective Time.

Section 5.14 Redemption of SBLF Debentures. The Company will use its commercially reasonable best efforts to (a) cause the redemption of all outstanding SBLF Debentures prior to the Effective Time such that, as of the Effective Time, the Company will have no SBLF Debentures issued or outstanding, or (b) give proper notice to call for redemption all outstanding SBLF Debentures and deposit sufficient funds in trust for such redemption, in each case pursuant to the applicable provisions of the Small Business Lending Fund – Securities Purchase Agreement No. 0351 dated September 8, 2011 by and between the Company and the United States Department of the Treasury.

Section 5.15 Financial Statements. The consolidated balance sheets as of future dates and the related statements of income, changes in stockholders’ equity and cash flows of the Company for the periods then ended, which may be provided by the Company to BancorpSouth subsequent to the date hereof, will be prepared from the books and records of the Company and its Subsidiaries and will fairly present, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Company at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis throughout the periods indicated, except that unaudited financial statements may (i) omit the footnote disclosure required by GAAP and (ii) be subject to normal year-end audit adjustments required by GAAP. The Consolidated Reports of Condition and Income filed by the Bank subsequent to the date hereof will fairly present the financial position of the Bank and the results of its operations at the dates and for the periods indicated in compliance with the rules and regulations of applicable federal and state banking authorities.

Section 5.16 Retained Earnings Dividend. To the extent that the Retained Earnings Dividend is declared, paid and distributed, the Company will declare, pay and distribute the Retained Earnings Dividend to the shareholders of the Company during the Short S Corporation Tax Period.

ARTICLE VI.

COVENANTS OF BANCORPSOUTH

BancorpSouth covenants and agrees with the Company as follows:

Section 6.1 Regulatory Filings; Efforts. Within thirty (30) days following the date of this Agreement, BancorpSouth will prepare and file, or will cause to be prepared and filed, all necessary applications or other documentation with the FDIC, the MDB, the OFI and any other appropriate Governmental Bodies having jurisdiction over the transactions contemplated by this Agreement, including the Bank Merger, other than the Federal Reserve Board. BancorpSouth will prepare and file all necessary applications or other documentation with the Federal Reserve Board as soon as practicable after the MDB, the OFI and the FDIC have accepted the applications with respect to the Bank Merger for filing. BancorpSouth will take all reasonable action to aid and assist in the consummation of the Merger, and will use commercially reasonable efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including such actions which are necessary, proper or advisable in connection with filing applications and registration statements with, or obtaining approvals from, all Governmental Bodies having jurisdiction over the transactions contemplated by this Agreement and the Merger. BancorpSouth will provide the Company with copies of all such regulatory filings and all correspondence with Governmental Bodies in connection with the Merger for which confidential treatment has not been requested. BancorpSouth will pay, or will cause to be paid, any applicable fees and expenses incurred by it or any of its Subsidiaries in connection with the preparation and filing of such regulatory applications.

Section 6.2 Registration Statement.

(a) As soon as practicable after the execution of this Agreement, BancorpSouth will prepare and file with the SEC a Registration Statement on Form S-4 under the Securities Act (the “Registration Statement”) and any other applicable documents, including the notice, proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the “Proxy Statement”), relating to the shares of BancorpSouth Common Stock to be delivered to the shareholders of the Company pursuant to this Agreement, and will use its commercially reasonable efforts to cause the Registration Statement to become effective. The Company and its counsel shall be given the opportunity to participate in the preparation of the Registration Statement and shall have the right to approve the content of the Registration Statement with respect to information about the Company and the meeting of the Company’s shareholders. At the time the Registration Statement becomes effective, the Registration Statement will comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder.

(b) None of the information relating to BancorpSouth and its Subsidiaries that is provided by BancorpSouth for inclusion in (i) the Proxy Statement, any filings or approvals under applicable federal or state banking laws or regulations or state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act will, at the time of mailing the Proxy Statement to the Company’s shareholders, at the time of the Company Shareholder Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 6.3 NYSE Listing. BancorpSouth shall file all documents required to be filed to have the shares of BancorpSouth Common Stock to be issued pursuant to this Agreement included for listing on the NYSE and use its commercially reasonable efforts to effect said listing.

Section 6.4 Rule 144 Compliance. For a period of not less than two (2) years after the date hereof (or such shorter period of time as may be applicable for “affiliates” of the Company to sell BancorpSouth Common Stock in accordance with Rule 145 of the Securities Act), BancorpSouth will use commercially reasonable efforts to file in a timely manner all reports with the SEC required to be filed by it pursuant to Section 13 and Section 15(d) of the Exchange Act (other than Current Reports on Form 8-K) and submit electronically and post on its corporate website, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

Section 6.5 Issuance of BancorpSouth Common Stock. The shares of BancorpSouth Common Stock to be issued by BancorpSouth to the shareholders of the Company pursuant to this Agreement will, on the issuance and delivery to such shareholders pursuant to this Agreement, be duly authorized, validly issued, fully paid and nonassessable. The shares of BancorpSouth Common Stock to be issued to the shareholders of the Company pursuant to this Agreement are and will be free of any preemptive rights of the shareholders of BancorpSouth or any other Person. The BancorpSouth Common Stock to be issued to the shareholders of the Company pursuant to this Agreement will, when issued, not be subject to any restrictions on transfer arising under the Securities Act, except for BancorpSouth Common Stock issued to any shareholder of the Company who may be deemed to be an “affiliate” (under the Exchange Act) of BancorpSouth after completion of the Merger.

Section 6.6 Access to Properties and Records. Until Closing and to the extent permitted by applicable law, BancorpSouth shall and shall cause each of its Subsidiaries, upon reasonable notice from the Company to BancorpSouth to: (a) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of the Company reasonable access to the properties, books and records of BancorpSouth and its Subsidiaries during normal business hours in order that the Company may have the opportunity to make such reasonable investigation as it shall desire to make of the affairs of BancorpSouth and its Subsidiaries, and (b) furnish the Company with such additional financial and operating data and other information as to the business and properties of BancorpSouth as the Company shall, from time to time, reasonably request.

Section 6.7 Indemnification.

(a) For a four (4) year period after the Effective Time, and subject to the limitations contained in applicable Federal Reserve Board and FDIC regulations and to any limitations contained in the Organizational Documents of the Company or the Bank, BancorpSouth will indemnify and hold harmless each present director and officer of the Company, the Bank or Bankers Mortgage Center, Inc., a Louisiana corporation (“BMC”), as applicable, determined as of the Effective Time (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or before the Effective Time, whether asserted or claimed before, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was acting in his or her capacity as a director or officer of the Company, the Bank or BMC to the fullest extent that the Indemnified Party would be entitled under the Organizational Documents of the Company, the Bank or BMC, as applicable, in each case as in effect on the date hereof and to the extent permitted by applicable law.

(b) Any Indemnified Party wishing to claim indemnification under this Section 6.7, upon learning of any such claim, action, suit, proceeding or investigation, is to promptly notify BancorpSouth, but the failure to so notify will not relieve BancorpSouth of any liability it may have to the Indemnified Party to the extent such failure does not prejudice BancorpSouth. In any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) BancorpSouth will have the right to assume the defense thereof and BancorpSouth will not be liable to an Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by an Indemnified Party in connection with the defense thereof, except that if BancorpSouth elects not to assume such defense or counsel for the Indemnified Party is of the opinion that there are issues which raise conflicts of interest between BancorpSouth and the Indemnified Party, the Indemnified Party may retain counsel reasonably satisfactory to BancorpSouth, and BancorpSouth will pay the reasonable fees and expenses of such counsel for the Indemnified Party (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Party will cooperate in the defense of any such matter, (iii) BancorpSouth will not be liable for any settlement effected without its prior written consent, and (iv) BancorpSouth will have no obligation hereunder if indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

Section 6.8 Tax Matters. BancorpSouth will prepare or caused to be prepared and file or cause to be filed all Tax Returns for the Company and its Subsidiaries for all periods ending before the Closing Date which are filed after the Closing Date; but such Tax Returns will be subject to the review and approval, which approval will not be unreasonably withheld, of one or more representatives of the Company’s shareholders to be appointed by the Company prior to the Closing Date. For federal income tax purposes, BancorpSouth’s acquisition of the Company Stock pursuant to the Merger will result in the termination of the Company’s S election and an S termination year as such term is defined in Section 1362(e)(4) of the Code. For federal income tax purposes, the portion of 2014 from January 1, 2014 through the day before the Closing Date will be treated as the Company’s short S corporation taxable year for federal income tax purposes (the “Short S Corporation Tax Period”) and the Company will become part of BancorpSouth and its Subsidiaries will become members of BancorpSouth’s affiliated group as of and including the Closing Date. To the extent permitted by applicable law, the shareholders of the Company will include any income, gain, loss, deduction or other tax items for all tax periods ending on or before the Closing Date (including the Short S Corporation Tax Period) on their Tax Returns in a manner consistent with the Schedule K-1’s furnished to the shareholders of the Company for such periods. BancorpSouth will pay the costs, fees and expenses incurred in connection with the preparation of all Tax Returns for the Short S Corporation Tax Period.

ARTICLE VII.

MUTUAL COVENANTS OF BANCORPSOUTH

AND THE COMPANY

Section 7.1 Notification; Updated Schedules. The Company shall give prompt written notice to BancorpSouth, and BancorpSouth shall give prompt written notice to the Company, of (a) any representation or warranty made by it in this Agreement becoming untrue or inaccurate in any material respect (without regard to any materiality qualifier contained therein), including as a result of any change in a Schedule, or (b) the failure by it to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement; and provided further, however, that if such notification under clause (a) relates to any matter which arises for the first time after the date of this Agreement, then the other party may only terminate this Agreement if such matter would cause the condition set forth in Section 10.3, with respect to the Company, and in Section 11.3, with respect to BancorpSouth, incapable of being satisfied.

Section 7.2 Confidentiality. BancorpSouth and the Company agree that terms of the Confidentiality Agreement dated April 5, 2013 between BancorpSouth and the Company (the “Confidentiality Agreement”) are incorporated into this Agreement by reference and shall continue in full force and effect and shall be binding on BancorpSouth and the Company and their respective affiliates, officers, directors, employees and representatives as if parties thereto, in accordance with the terms thereof.

Section 7.3 Publicity. Except as otherwise required by applicable law or securities exchange rules or in connection with the regulatory application process, as long as this Agreement is in effect, neither BancorpSouth nor the Company shall, nor shall they permit any of their officers, directors or representatives to, issue or cause the publication of any press release or public announcement with respect to, or otherwise make any public announcement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

Section 7.4 Employee Benefit Plans.

(a) To the extent requested by BancorpSouth, the Company or its appropriate Subsidiary shall execute and deliver such instruments and take such other actions as BancorpSouth may reasonably require in order to cause the amendment or termination of any Company Employee Plan on terms satisfactory to BancorpSouth and in accordance with applicable law and effective prior to the Closing Date, except that the winding up of any such plan may be completed following the Closing Date. BancorpSouth agrees that the employees of the Company and its Subsidiaries who continue their employment after the Closing Date (the “Company Employees”) will be entitled to participate as newly hired employees in the employee benefit plans and programs maintained for employees of BancorpSouth and BancorpSouth Bank, in accordance with the respective terms of such plans and programs, and BancorpSouth shall take all actions reasonably necessary or appropriate to facilitate coverage of the Company Employees in such plans and programs from and after the Closing Date, subject to paragraphs (b) and (c) of this Section 7.4.

(b) Except as provided in paragraphs (c) and (d) of this Section 7.4, each Company Employee will be entitled to credit for prior service with the Company for all purposes under the employee welfare benefit plans and other employee benefit plans and programs (including any severance programs but excluding vesting requirements under stock incentive plans) sponsored by BancorpSouth or BancorpSouth Bank to the extent permitted by such BancorpSouth plans and applicable law. To the extent permitted by such BancorpSouth plans and applicable law, any eligibility waiting period and pre-existing condition exclusion applicable to such plans and programs shall be waived with respect to each Company Employee and their eligible dependents. To the extent permitted by the applicable BancorpSouth plans and applicable law, BancorpSouth further agrees to credit each Company Employee and his eligible dependents for the year during which coverage under BancorpSouth’s group health plan begins, with any deductibles, co-pays or out-of-pocket payments already incurred by such Company Employee during such year under the Company’s group health plan. For purposes of determining Company Employee’s benefits for the calendar year in which the Merger occurs under BancorpSouth’s vacation program, any vacation taken by a Company Employee immediately preceding the Closing Date for the calendar year in which the Merger occurs will be deducted from the total BancorpSouth vacation benefit available to such Company Employee for such calendar year.

(c) After the Closing Date, BancorpSouth intends to merge the Ouachita Independent Bank 401(k) Plan into BancorpSouth’s 401(k) Profit Sharing Plan. Each Company Employee shall be entitled to credit for past service with the Company for the purpose of satisfying any eligibility or vesting periods under BancorpSouth’s 401(k) Profit Sharing Plan to the extent permitted by such BancorpSouth plan and applicable law.

(d) Company Employees shall be treated as new hires and shall not receive credit for any past service with the Company for any purposes under any defined benefit pension plan maintained for employees of BancorpSouth and BancorpSouth Bank, including the BancorpSouth, Inc. Retirement Plan, the BancorpSouth, Inc. Restoration Plan and the BancorpSouth, Inc. Supplemental Executive Retirement Plan.

(e) Not less than two (2) business days prior to the Closing Date, the Company will cause the Bank to terminate and fully liquidate all deferred compensation arrangements with its current and former directors, officers and employees (collectively, the “Deferred Compensation Plan”) by paying the amounts due to each participant thereunder, as confirmed by a third-party consultant of BancorpSouth, with such termination and liquidation to be accomplished in compliance with Section 409A of the Code and the regulations thereunder.

ARTICLE VIII.

CLOSING

Section 8.1 Closing. Subject to the other provisions of this ARTICLE VIII, a meeting (“Closing”) will take place at which the parties to this Agreement will deliver the certificates and other documents required to be delivered under ARTICLE X, ARTICLE XI and ARTICLE XII and any other documents and instruments as may be necessary or appropriate to effect the transactions contemplated by this Agreement on a mutually acceptable date (“Closing Date”) as soon as practicable, within a thirty (30) day period commencing with the later of the following dates:

(a) the receipt of shareholder approval and the last Regulatory Approval and the expiration of any statutory or regulatory waiting period which is necessary to effect the Merger and the Bank Merger; and

(b) if the transactions contemplated by this Agreement are being contested in any Proceeding and BancorpSouth or the Company, pursuant to Section 12.1, has elected to contest the same, then the date that such Proceeding has been brought to a conclusion favorable, in the judgment of each of BancorpSouth and the Company, to the consummation of the transactions contemplated herein, or such prior date as each of BancorpSouth and the Company shall elect whether or not such proceeding has been brought to a conclusion.

Notwithstanding the foregoing, the Closing Date shall not occur prior to April 30, 2014, without the mutual consent of BancorpSouth and the Company. The Closing shall take place at the offices of Bracewell & Giuliani LLP in Houston, Texas, or at such other place to which the parties hereto may mutually agree.

Section 8.2 Effective Time. Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement including, among other conditions, the receipt of the approval of the shareholders of the Company and the Regulatory Approvals, the Merger shall become effective, and the effective time of the Merger shall occur, at the date and time specified in the certificate of merger to be filed with the Secretary of State of the State of Louisiana and the certificate of merger or consolidation to be filed with the Secretary of State of the State of Mississippi (“Effective Time”).

ARTICLE IX.

TERMINATION

Section 9.1 Termination.

(a) Notwithstanding any other provision of this Agreement, this Agreement may be terminated and the Merger contemplated hereby may be abandoned by action of the board of directors of BancorpSouth or the Company at any time prior to the Effective Time if:

(i) any court of competent jurisdiction in the United States or other Governmental Body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall be final and non-appealable;

(ii) any of the transactions contemplated by this Agreement are disapproved by any Governmental Body or other Person whose approval is required to consummate any of such transactions;

(iii) the Effective Time has not occurred on or before the one hundred eightieth (180th) day following the date of this Agreement, unless one or more of the Regulatory Approvals has not been received on or before the 180th day after the date of this Agreement, in which case the Effective Time has not occurred on or before the two hundred tenth (210th) day following the date of this Agreement, or such later date as has been approved in writing by the Boards of Directors of BancorpSouth and the Company; but the right to terminate under this Section 9.1(a)(iii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or has resulted in, the failure of the Effective Time to occur on or before such applicable date; or

(iv) the Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Shareholder Meeting.

(b) This Agreement may be terminated at any time prior to the Effective Time by action of the board of directors of the Company if BancorpSouth shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of BancorpSouth contained herein shall be inaccurate in any material respect. If the board of directors of the Company desires to terminate this Agreement because of an alleged breach or inaccuracy as provided in this Section 9.1(b), the board of directors must notify BancorpSouth in writing of its intent to terminate stating the reason therefor. BancorpSouth shall have fifteen (15) days from the receipt of such notice to cure the alleged breach or inaccuracy, if the breach or inaccuracy is capable of being cured.

(c) This Agreement may be terminated at any time prior to the Effective Time by action of the board of directors of BancorpSouth if (i) the Company fails to comply in any material respect with any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein shall be inaccurate in any material respect, (ii) any approval required to be obtained from any regulatory authority or agency is obtained subject to restrictions or conditions on the operations of the Company, the

Bank, BancorpSouth or BancorpSouth Bank which, in the reasonable judgment of BancorpSouth, would adversely impact the economic or business benefits of the transactions contemplated by this Agreement or otherwise would, in the reasonable judgment of BancorpSouth, be so burdensome as to render inadvisable the consummation of the transactions contemplated by this Agreement, or (iii) any of the conditions set forth in Section 5.12(c) shall have occurred. In the event the board of directors of BancorpSouth desires to terminate this Agreement because of an alleged breach or inaccuracy as provided in Section 9.1(c)(i), the board of directors must notify the Company in writing of its intent to terminate stating the reason therefor. The Company shall have fifteen (15) days from the receipt of such notice to cure the alleged breach or inaccuracy, if the breach or inaccuracy is capable of being cured.

(d) This Agreement may be terminated at any time prior to the Effective Time upon the mutual written consent of BancorpSouth and the Company and the approval of such action by their respective boards of directors.

(e) This Agreement may be terminated at any time prior to the Effective Time by the Company if, and to the extent, provided in Section 2.3(c)(i).

(f) This Agreement may be terminated at any time before the Company Shareholder Approval by the board of directors of the Company if before such time, the Company receives an unsolicited bona fide Acquisition Proposal and the board of directors of the Company determines in its good faith judgment (after consultation with the Financial Advisor and the Company’s outside legal counsel), that (i) such Acquisition Proposal (if consummated pursuant to its terms and after giving effect to the payment of the Termination Fee and BancorpSouth Expenses (each as defined herein) is a Superior Proposal and (ii) the failure to terminate this Agreement and accept such Superior Proposal would cause or would be reasonably likely to cause it to violate its fiduciary duties under applicable law; provided, however, that the Company may not terminate this Agreement under this Section 9.1(f) unless:

(i) the Company has provided prior written notice to BancorpSouth at least five (5) business days in advance (the “Notice Period”) of taking such action, which notice advises BancorpSouth that the board of directors of the Company has received a Superior Proposal, specifies the material terms and conditions of such Superior Proposal (including the identity of the Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) making the Superior Proposal); and

(ii) during the Notice Period, the Company negotiates, and causes the Financial Advisor and the Company’s outside counsel to negotiate, with BancorpSouth in good faith (to the extent BancorpSouth desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and the board of directors of the Company considers such adjustments in the terms and conditions of this Agreement resulting from such negotiations and concludes in good faith based upon consultations with the Financial Advisor and the advice of the Company’s outside legal counsel that such Superior Proposal remains a Superior Proposal even after giving effect to the adjustments in the terms and conditions of this Agreement proposed by BancorpSouth.

If during the Notice Period any revisions are made to the Superior Proposal and the board of directors of the Company in its good faith judgment determines such revisions are material, the Company shall deliver a new written notice to BancorpSouth and shall comply with the requirements of this Section 9.1(f) with respect to such new written notice, except that the new Notice Period shall be three (3) business days. Termination under this this Section 9.1(f) shall not be deemed effective until payment of the Termination Fee and/or BancorpSouth Expenses as required by Section 9.3.

(g) This Agreement may be terminated at any time before the Closing by the board of directors of BancorpSouth if (i) the Company has breached the covenant contained in Section 5.5 in a manner adverse to BancorpSouth; (ii) the board of directors of the Company resolves to accept a Superior Proposal; or (iii) the board of directors of the Company Board effects a Change in Recommendation.

Section 9.2 Effect of Termination. Except as provided in Section 9.3, if this Agreement is terminated by either BancorpSouth or the Company as provided in Section 9.1, this Agreement shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, except that the provisions of Section 5.12, Section 7.2, Section 9.2 and Section 13.5 shall survive termination of this Agreement. Nothing contained in this Section 9.2 shall relieve any party hereto of any liability for a breach of this Agreement.

Section 9.3 Termination Fee and Expenses. To compensate BancorpSouth for entering into this Agreement, taking actions to consummate the transactions contemplated hereunder and incurring the costs and expenses related thereto and other losses and expenses, including foregoing the pursuit of other opportunities by BancorpSouth, the Company and BancorpSouth agree as follows:

(a) Provided that BancorpSouth is not in material breach of any covenant or obligation under this Agreement (which breach has not been cured within fifteen (15) days following receipt of written notice thereof by the Company specifying in reasonable detail the basis of such alleged breach), if this Agreement is terminated by:

(i) the Company under the provisions of Section 9.1(f), then the Company shall pay to BancorpSouth the sum of $4,500,000 (the “Termination Fee”) plus all expenses incurred by BancorpSouth in connection with the proposed transaction in immediately available funds, provided that the aggregate amount of all such expenses shall not exceed $500,000 (“BancorpSouth Expenses”);

(ii) BancorpSouth under the provisions of Section 9.1(g), then the Company shall pay to BancorpSouth the Termination Fee plus the BancorpSouth Expenses in immediately available funds;

(iii) either BancorpSouth or the Company under the provisions of (A) Section 9.1(a)(iii), if at the time of termination, the Registration Statement has been declared effective for at least 25 business days prior to such termination and the Company shall have failed to call, give notice of, convene and hold the Company Shareholder Meeting in accordance with Section 5.1, or (B) Section 9.1(a)(iv), if, at the time of termination, there exists an Acquisition Proposal with respect to the Company, then the Company shall pay to BancorpSouth the BancorpSouth Expenses in immediately available funds; or

(iv) either BancorpSouth or the Company under the provisions of (A) Section 9.1(a)(iii), if at such time the Company Shareholder Approval has not occurred, or (B) Section 9.1(a)(iv), if, at the time of termination, there exists an Acquisition Proposal with respect to the Company and, with respect to either clause (A) or (B), within twelve (12) months of the termination of this Agreement, the Company enters into an Acquisition Agreement with any Person with respect to any Acquisition Proposal, then the Company shall pay to BancorpSouth the Termination Fee in immediately available funds, which shall be in addition to the BancorpSouth Expenses to be paid pursuant to Section 9.3(a)(iii).

(b) The payment of the Termination Fee and/or BancorpSouth Expenses shall be BancorpSouth’s sole and exclusive remedy with respect to termination of this Agreement as set forth in this Section 9.3. For the avoidance of doubt, in no event shall the Termination Fee described in this Section 9.3 be payable on more than one occasion.

(c) Any payment required by Section 9.3 shall become payable within two (2) business days after receipt by the non-terminating party of written notice of termination of this Agreement; provided, however, that if the payment of the Termination Fee is required pursuant to Section 9.3(a)(iv), then such payment shall become payable on or before the date of execution by the Company of an Acquisition Agreement.

(d) For purposes of this Agreement, an “Acquisition Agreement” means any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or any similar agreement related to any Acquisition Proposal.

(e) For purposes of this Agreement, “Acquisition Proposal” means any proposal (whether communicated to the Company or publicly announced to the Company’s shareholders) by any Person (other than BancorpSouth or any of its Affiliates) for an Acquisition Transaction involving the Company, any Subsidiary or any future Subsidiary of the Company, or any combination of such Subsidiaries, the assets of which constitute, or would constitute, 20% or more of the consolidated assets of the Company as reflected on the Company’s most recent consolidated statement of condition prepared in accordance with GAAP.

(f) For purposes of this Agreement, “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from the Company by any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act), other than BancorpSouth or any of its Affiliates, of 20% or more in interest of the total outstanding voting securities of the Company or the Bank, or any tender offer or exchange offer that if consummated would result in any Person or Group (other than BancorpSouth or any of its Affiliates) beneficially owning 20% or more in interest of the total outstanding voting securities of the Company or the Bank, or any merger, consolidation, business combination or similar transaction involving the Company or the Bank pursuant to which the shareholders of the Company immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license, acquisition or disposition of 20% or more of the assets of the Company or the Bank; or (iii) any liquidation or dissolution of the Company or the Bank.

(g) For purposes of this Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal which the board of directors of the Company reasonably determines, in its good faith judgment based on, among other things, the advice of the Company’s outside counsel and the Financial Advisor, (i) to be more favorable from a financial point of view to the Company’s shareholders than the Merger taking into account all terms and conditions of the proposal and (ii) reasonably capable of being consummated on the terms proposed, taking into account all legal, financial, regulatory (including the advice of the Company’s outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable law; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” and “80%” in the definitions of Acquisition Proposal and Acquisition Transaction shall be deemed to be references to “50%.”

ARTICLE X.

CONDITIONS TO OBLIGATIONS OF BANCORPSOUTH

The obligation of BancorpSouth under this Agreement to consummate the Merger is subject to the satisfaction, at or prior to the Closing Date of the following conditions, which may be waived by BancorpSouth in its sole discretion, to the extent permitted by applicable law:

Section 10.1 Compliance with Representations and Warranties. The representations and warranties made by the Company in this Agreement (a) must have been true and correct as of the date of this Agreement and (b) shall be true and correct in all material respects as of the Closing Date (except to the extent such representations and warranties are by their express provisions made as of a specified date) as though made on and as of the Closing Date; provided that for purposes of determining the accuracy of such representations and warranties with respect to clause (b) all materiality qualifiers contained therein shall be disregarded. BancorpSouth shall have received a certificate, executed by an appropriate representative of the Company and dated as of the Closing Date, to the foregoing effect.

Section 10.2 Performance of Obligations. The Company shall have performed or complied in all material respects with all covenants and obligations required by this Agreement to be performed and complied with prior to or at the Closing. BancorpSouth shall have received a certificate, executed by an appropriate representative of the Company and dated as of the Closing Date, to the foregoing effect.

Section 10.3 Absence of Material Adverse Change. No Material Adverse Effect on the Company or the Bank shall have occurred.

Section 10.4 Termination of Employment and Change in Control Agreements. Each of the employment and change in control agreements between the Company and/or the Bank and an officer thereof as set forth in Section 10.4 of the Schedules shall be terminated, the Company shall pay to each such person the amount required thereunder, which amount is set forth in Section 10.4 of the Schedules, and each such person shall have executed a termination and release agreement with respect to the termination of their respective employment or change in control agreement.

Section 10.5 Certain Agreements.

(a) Each of the Employment Agreements shall remain in full force and effect.

(b) Each of the Director Support Agreements shall remain in full force and effect.

(c) Each Director/Officer Release shall remain in full force and effect.

Section 10.6 Dissenters’ Rights. Holders of shares representing no more than five percent (5%) of the issued and outstanding Company Stock shall have demanded or shall be entitled to receive payment of the fair value of their shares as dissenting shareholders.

Section 10.7 Consents and Approvals. The Required Consents shall have been obtained, and BancorpSouth shall have received evidence thereof in form and substance satisfactory to BancorpSouth.

Section 10.8 Allowance for Loan Losses. As of the Closing Date, the Company’s allowance for loan losses shall be equal to at least the Minimum Allowance Amount.

Section 10.9 Outstanding Litigation. The Company will accrue for any costs and expenses, including legal fees and expenses and settlement costs, related to the outstanding Proceedings set forth in Section 3.5 of the Schedules, as such schedule may be updated, as specified in such schedule, or if no such amount is specified, as reasonably determined by BancorpSouth. No accrual will be required for any Proceeding that is settled or dismissed in any final, binding and non-appealable Proceeding after payment of all related fees, costs and expenses owed by the Company or any Subsidiary.

Section 10.10 Termination of Company Employee Plans. The Company shall have amended or terminated any Company Employee Plans as requested by BancorpSouth in accordance with Section 7.4.

Section 10.11 Other Documents. The Company shall have delivered to BancorpSouth all other instruments and documents which BancorpSouth or its counsel may reasonably request to effectuate the transactions contemplated hereby.

ARTICLE XI.

CONDITIONS TO OBLIGATIONS OF THE COMPANY

The obligation of the Company under this Agreement to consummate the Merger is subject to the satisfaction, at or prior to the Closing Date, of the following conditions, which may be waived by the Company in its sole discretion, to the extent permitted by applicable law:

Section 11.1 Compliance with Representations and Warranties. The representations and warranties made by BancorpSouth in this Agreement (a) must have been true and correct as of the date of this Agreement and (b) shall be true and correct in all material respects as of the Closing Date (except to the extent such representations and warranties are by their express provisions made as of a specified date) as though made on and as of the Closing Date; provided that for purposes of determining the accuracy of such representations and warranties with respect to clause (b) all materiality qualifiers contained therein shall be disregarded. The Company shall have received a certificate, executed by an appropriate representative of BancorpSouth and dated as of the Closing Date, to the foregoing effect.

Section 11.2 Performance of Obligations. BancorpSouth shall have performed or complied in all material respects with all covenants and obligations required by this Agreement to be performed and complied with prior to or at the Closing. The Company shall have received a certificate, executed by an appropriate representative of BancorpSouth and dated as of the Closing Date, to the foregoing effect.

Section 11.3 Absence of Material Adverse Change. No Material Adverse Effect on BancorpSouth or BancorpSouth Bank shall have occurred.

ARTICLE XII.

CONDITIONS TO RESPECTIVE OBLIGATIONS OF BANCORPSOUTH AND THE COMPANY

The respective obligations of BancorpSouth and the Company under this Agreement are subject to the satisfaction, at or prior to the Closing Date, of the following conditions which may be waived by BancorpSouth and the Company, respectively, in their sole discretion, to the extent permitted by applicable law:

Section 12.1 Government Approvals. BancorpSouth shall (a) have received the Regulatory Approvals, which approvals shall not impose any restrictions on the operations of BancorpSouth or the Continuing Corporation which, in the reasonable judgment of BancorpSouth, would adversely impact the economic or business benefits of the transactions contemplated by this Agreement or otherwise would, in the reasonable judgment of BancorpSouth, be so burdensome as to render inadvisable the consummation of the transactions contemplated by this Agreement, and (b) any statutory or regulatory waiting period necessary to effect the Merger and the transactions contemplated hereby, including the Bank Merger, shall have expired. Such approvals and the transactions contemplated hereby shall not have been contested by any Governmental Body or any third party (except shareholders asserting dissenters’ rights) by formal proceeding. It is understood that, if any such contest is brought by formal proceeding, BancorpSouth or the Company may, but shall not be obligated to, answer and defend such contest or otherwise pursue the Merger and the transactions contemplated hereby over such objection.

Section 12.2 Shareholder Approval. The shareholders of the Company shall have approved this Agreement and the transactions contemplated hereby by the requisite vote.

Section 12.3 Tax Opinion. The Company shall have received an opinion of Fenimore, Kay, Harrison & Ford, LLP, and BancorpSouth shall have received an opinion of Bracewell & Giuliani LLP, in each case dated the Closing Date, to the effect that, based on the terms of this Agreement and on the basis of certain facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization under Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon and may incorporate by reference representations and covenants, including those contained in certificates of officers and/or directors of the Company, BancorpSouth and others.

Section 12.4 Registration of BancorpSouth Common Stock. The Registration Statement covering the shares of BancorpSouth Common Stock to be issued in the Merger shall have become effective under the Securities Act and no stop orders suspending such effectiveness shall be in effect, and no Proceeding by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated or continuing, or have been threatened and be unresolved, and all necessary approvals under state’s securities laws relating to the issuance or trading of the BancorpSouth Common Stock to be issued in the Merger shall have been received.

Section 12.5 Listing of BancorpSouth Common Stock. The shares of BancorpSouth Common Stock to be delivered to the shareholders of the Company pursuant to this Agreement shall have been authorized for listing on the NYSE.

ARTICLE XIII.

MISCELLANEOUS

Section 13.1 Certain Definitions. Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

(a) “Affiliate” means, with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified, unless a different definition has been included in this Agreement for purposes of a particular provision hereof. For purposes of this definition, “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting equity interest, by contract or otherwise.

(b) “business day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in Tupelo, Mississippi.

(c) “Governmental Body” means any supranational, national, federal, state, local, municipal, foreign or other government or quasi-governmental authority or any department, agency, commission, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

(d) “knowledge” and phrases of similar import means, as the Company, the actual knowledge of any executive officer of the Bank designated by the Bank as an “executive officer” pursuant to Regulation O, 12 C.F.R. § 215.1, et seq., after reasonable inquiry and, as to BancorpSouth, the actual knowledge of the members of BancorpSouth’s management committee after reasonable inquiry.

(e) “Liability” means any liability, debt, obligation, loss, damage, claim, cost or expense (including court costs and reasonable attorneys’, accountants’ and other experts’ fees and expenses associated with investigating, preparing for and participating in any litigation or proceeding, including all appeals), interest, penalties, amounts paid in settlement, Taxes, fines, judgments or assessments, in each case, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due.

(f) “Material Adverse Effect” with respect to any Person means any effect, change, development or occurrence that individually, or in the aggregate together with all other effects, changes, developments or occurrences, (i) is material and adverse to the financial condition, assets, properties, deposits, results of operations, earnings, business or cash flows of that Person, taken as a whole; provided that a Material Adverse Effect shall not be deemed to include any effect on the referenced Person which is caused by (A) changes in laws and regulations or interpretations thereof that are generally applicable to the banking or savings industries; (B) changes in GAAP or regulatory accounting principles that are generally applicable to the banking or savings industries; (C) changes in global, national or regional political conditions or general economic or market conditions in the United States or the State of Louisiana, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the financial services industry; (D) general changes in the credit markets or general downgrades in the credit markets; (E) actions or omissions of a party required by this Agreement or taken with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated hereby; or (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; except to the extent that the effects of such changes in the foregoing (A) through (F) disproportionately affect such Person and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such Person and its Subsidiaries operate; or (ii) prevents or materially impairs any party from consummating the Merger, or any of the transactions contemplated by this Agreement, including the Bank Merger to which such Person is a party.

(g) “Organizational Documents” means (a) with respect to a corporation, the articles or certificate of incorporation and bylaws of such entity, (b) with respect to a limited partnership, the certificate of limited partnership (or equivalent document) and partnership agreement or similar operational agreement, (c) with respect to a limited liability company, the articles of organization (or equivalent document) and regulations, limited liability company agreement, or similar operational document and (d) with respect to any foreign entity, equivalent constituent and governance documents.

(h) “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental body or any department, agency or political subdivision thereof.

(i) “Proceeding” means any action, suit, litigation, arbitration, lawsuit, claim, proceeding, hearing, audit, investigation or dispute (whether civil, criminal, administrative, investigative, at law or in equity) commenced, brought, conducted, pending or heard by or before, or otherwise involving, any Governmental Body or any arbitrator.

(j) “Subsidiary” or “Subsidiaries” means, with respect to any Person, any other Person (other than a natural person), whether incorporated or unincorporated, in which such Person, directly or indirectly through one or more Subsidiaries (i) has 50% or more equity interest or (ii) owns at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions; provided, however, that the term shall not include any such entity in which such voting securities or equity interest is owned or controlled in a fiduciary capacity, without sole voting power, or was acquired in securing or collecting a debt previously contracted in good faith.

(k) “Tax” or “Taxes” means all (i) United States federal, state or local or non-United States taxes, assessments, charges, duties, levies or other similar governmental charges of any nature, including all income, franchise, margin, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, employment, withholding, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, fees, levies or other similar governmental charges of any kind whatsoever, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties and interest; (ii) any Liability for the payment of any amount of a type described in clause (i) arising by operation of law, Treasury Regulation Section 1.1502-6 (or any predecessor or successor thereof of any analogous or similar provision under law) or otherwise; and (iii) any Liability for the payment of any amount of a type described in clause (i) or clause (ii) as a result of any obligation to indemnify or otherwise assume or succeed to the Liability of any other Person.

Section 13.2 Other Definitional Provisions.

(a) All references in this Agreement to Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof.

(b) The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and

“this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The word “or” is exclusive, and the word “including” (in its various forms) means including without limitation.

(c) All references to “$” and dollars shall be deemed to refer to United States currency unless otherwise specifically provided.

(d) Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

(e) References herein to any law shall be deemed to refer to such law as amended, reenacted, supplemented or superseded in whole or in part and in effect from time to time and also to all rules and regulations promulgated thereunder.

(f) References herein to any contract, agreement, commitment, arrangement or similar terms mean the foregoing as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, except that with respect to any contract, agreement, commitment, arrangement or similar matter listed on any schedule hereto, all such amendments, supplements, modifications must also be listed on such schedule.

(g) If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a business day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding business day.

(h) Each representation, warranty, covenant and agreement contained in this Agreement will have independent significance, and the fact that any conduct or state of facts may be within the scope of two or more provisions in this Agreement, whether relating to the same or different subject matters and regardless of the relative levels of specificity, shall not be considered in construing or interpreting this Agreement.

(i) References herein to documents being “made available” to BancorpSouth mean that such documents, prior to the date of this Agreement, have been uploaded to the Company’s virtual data room maintained by the Company’s financial advisor and to which representatives of BancorpSouth have access.

Section 13.3 Investigation; Survival of Agreements. No investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation. Except for those covenants and agreements expressly to be carried out after the Effective Time, the agreements, representations, warranties and covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Effective Time.

Section 13.4 Amendments. This Agreement may be amended by the parties hereto, by action taken by or on behalf of their respective Boards of Directors, at any time before or after approval of the Merger by the shareholders of the Company; provided, however, that after such approval no such amendment shall reduce the value of or change the form of the consideration to be delivered to each of the Company’s shareholders as contemplated by this Agreement, unless such amendment is subject to the obtaining of the approval of the amendment by the shareholders of the Company and such approval is obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto which expressly states its intention to amend this Agreement.

Section 13.5 Expenses. Whether or not the transactions provided for herein are consummated, each party to this Agreement will pay its respective expenses incurred in connection with the preparation and performance of its obligations under this Agreement. Similarly, each party agrees to indemnify the other party against any cost, expense or Liability (including reasonable attorneys’ fees) in respect of any claim made by any party for a broker’s or finder’s fee in connection with this transaction other than one based on communications between the party and the claimant seeking indemnification.

Section 13.6 Notices. Except as explicitly provided herein, any notice given hereunder shall be in writing and shall be delivered in person, mailed by first class mail, postage prepaid or sent by email, facsimile, courier or personal delivery to the parties at the following addresses unless by such notice a different address shall have been designated:

If to BancorpSouth:

BancorpSouth, Inc.

One Mississippi Plaza

201 South Spring Street

Tupelo, Mississippi 38804

Attention: Dan Rollins

Fax: 662.680.2006

With a copy to:

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002-2781

Attention: Jason M. Jean

Fax: 713.437.5338

and

Riley Caldwell Cork & Alvis

P. O. Box 1836

207 Court Street

Tupelo, MS 38802

Attention: Pat Caldwell

Fax: 662.842.9032

If to the Company:

Ouachita Bancshares Corp.

909 North 18th Street

Monroe, Louisiana 71201

Attention: Clyde R. White

Fax: (318) 338-3020

With a copy to:

Fenimore, Kay, Harrison & Ford, LLP

812 San Antonio Street, Suite 600

Austin, Texas 78701

Attention: Chet A. Fenimore

Fax: (512) 583-5940

All notices sent by mail as provided above shall be deemed delivered three (3) days after deposit in the mail. All notices sent by courier as provided above shall be deemed delivered one day after being sent and all notices sent by facsimile shall be deemed delivered upon confirmation of receipt. All other notices shall be deemed delivered when actually received. Any party to this Agreement may change its address for the giving of notice specified above by giving notice as herein provided. Notices permitted to be sent via e-mail shall be deemed delivered only if sent to such persons at such e-mail addresses as may be set forth in writing (and confirmation of receipt is received by the sending party).

Section 13.7 Controlling Law; Jurisdiction. This Agreement and any claim, controversy or dispute arising under or related in any way to this Agreement and/or the interpretation and enforcement of the rights and duties of the parties hereunder or related in any way to the foregoing, shall be governed by and construed in accordance with the internal, substantive laws of the State of Mississippi applicable to agreements entered into and to be performed solely within such state without giving effect to the principles of conflict of laws thereof.

Section 13.8 Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 13.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

Section 13.10 Entire Agreement. Except for the Confidentiality Agreement, this Agreement and the exhibits and attachments hereto represent the entire agreement between the parties respecting the transactions contemplated hereby, and all understandings and agreements heretofore made between the parties hereto are merged in this Agreement, including the exhibits and schedules delivered pursuant hereto, which (together with any agreements executed by the parties hereto contemporaneously with or, if contemplated hereby, subsequent to the execution of this Agreement) shall be the sole expression of the agreement of the parties respecting the Merger. Each party to this Agreement acknowledges that, in executing and delivering this Agreement, it has relied only on the written representations, warranties and promises of the other parties hereto that are contained herein or in the other agreements executed by the parties contemporaneously with or, if contemplated hereby, subsequent to the execution of this Agreement, and has not relied on the oral statements of any other party or its representatives.

Section 13.11 Counterparts. This Agreement may be executed in multiple counterparts (including by means of telecopied signature pages or electronic transmission in portable document format (pdf)), any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

Section 13.12 Assignment; Binding on Successors. Except as otherwise provided herein, this Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, executors, trustees, administrators, guardians, successors and permitted assigns, but shall not be assigned by any party without the prior written consent of the other parties.

Section 13.13 No Third Party Beneficiaries. Nothing contained in this Agreement, express or implied, is intended to confer upon any persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or Liabilities under or by reason of this Agreement.

[Signature Page Immediately Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

BANCORPSOUTH, INC.

By:	/s/ JAMES D. ROLLINS III
	Name:	James D. Rollins III
	Title:	Chief Executive Officer

OUACHITA BANCSHARES CORP.

By:	/s/ CLYDE R. WHITE
	Name:	Clyde R. White
	Title:	Chairman of the Board

[Signature Page to Agreement and Plan of Reorganization]

ANNEX B

§131. Rights of a shareholder dissenting from certain corporate actions

A. Except as provided in Subsection B of this Section, if a corporation has, by vote of its shareholders, authorized a sale, lease or exchange of all of its assets, or has, by vote of its shareholders, become a party to a merger or consolidation, then, unless such authorization or action shall have been given or approved by at least eighty per cent of the total voting power, a shareholder who voted against such corporate action shall have the right to dissent. If a corporation has become a party to a merger pursuant to R.S. 12:112(G), the shareholders of any subsidiaries party to the merger shall have the right to dissent without regard to the proportion of the voting power which approved the merger and despite the fact that the merger was not approved by vote of the shareholders of any of the corporations involved.

B. The right to dissent provided by this Section shall not exist in the case of:

(1) A sale pursuant to an order of a court having jurisdiction in the premises.

(2) A sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders in accordance with their respective interests within one year after the date of the sale.

(3) Shareholders holding shares of any class of stock which, at the record date fixed to determine shareholders entitled to receive notice of and to vote at the meeting of shareholders at which a merger or consolidation was acted on, were listed on a national securities exchange, or were designated as a national market system security on an inter-dealer quotation system by the Financial Industry Regulatory Authority, unless the articles of the corporation issuing such stock provide otherwise or, except in the case of shareholders of a corporation surviving the merger or consolidation in which each share of such corporation outstanding immediately prior to the effective date of the merger or consolidation is an identical outstanding or treasury share of such corporation after the effective date of the merger or consolidation, the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

C.(1)(a) Except as provided in Paragraph (4) of this Subsection, any shareholder electing to exercise such right of dissent shall file with the corporation, prior to or at the meeting of shareholders at which such proposed corporate action is submitted to a vote, a written objection to such proposed corporate action, and shall vote his shares against such action. If such proposed corporate action be taken by the required vote, but by less than eighty percent of the total voting power, and the merger, consolidation or sale, lease or exchange of assets authorized thereby be effected, the corporation shall promptly thereafter give written notice thereof to each shareholder who filed such written objection to, and voted his shares against, such action, at such shareholder’s last address on the corporation’s records.

(b) An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(2) Each such shareholder may, within twenty days after the mailing of such notice to him, but not thereafter, file with the corporation a demand in writing for the fair cash value of his shares as of the day before such vote was taken; provided that he state in such demand the value demanded, and a post office address to which the reply of the corporation may be sent, and at the same time deposit in escrow in a chartered bank or trust company located in the parish of the registered office of the corporation, the certificates representing his shares, duly endorsed and transferred to the corporation upon the sole condition that said certificates shall be delivered to the corporation upon payment of the value of the shares determined in accordance with the provisions of this Section. With his demand the shareholder shall deliver to the corporation, the written acknowledgment of such bank or trust company that it so holds his certificates of stock.

(3) Unless the objection, demand, and acknowledgment are made and delivered by the shareholder within the period limited in Paragraphs (1) and (2), he shall conclusively be presumed to have acquiesced in the corporate action proposed or taken.

(4) In the case of a merger pursuant to R.S. 12:112(G), the dissenting shareholder need not file an objection with the corporation nor vote against the merger, but need only file with the corporation within twenty days after a copy of the merger certificate was mailed to him, a demand in writing for the cash value of his shares as of the day before the certificate was filed with the secretary of state, state in such demand the value demanded and a post office address to which the corporation’s reply may be sent, deposit the certificates representing his shares in escrow as provided in Paragraph (2), and deliver to the corporation with his demand the acknowledgment of the escrow bank or trust company as prescribed in Paragraph (2).

Annex B - 1

D. If the corporation does not agree to the value so stated and demanded, or does not agree that a payment is due, it shall, within twenty days after receipt of such demand and acknowledgment, notify in writing the shareholder, at the designated post office address, of its disagreement, and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied shareholder, the value demanded by him for his shares.

E. In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions of subsections C and D of this section, the dissatisfied shareholder, within sixty days after receipt of notice in writing of the corporation’s disagreement, but not thereafter, may file suit against the corporation, or the merged or consolidated corporation, as the case may be, in the district court of the parish in which the corporation or the merged or consolidated corporation, as the case may be, has its registered office, praying the court to fix and decree the fair cash value of the dissatisfied shareholder’s shares as of the day before such corporate action complained of was taken, and the court shall, on such evidence as may be adduced in relation thereto, determine summarily whether any payment is due, and, if so, such cash value, and render judgment accordingly. Any shareholder entitled to file such suit may, within such sixty-day period but not thereafter, intervene as a plaintiff in such suit filed by another shareholder, and recover therein judgment against the corporation for the fair cash value of his shares. No order or decree shall be made by the court staying the proposed corporate action, and any such corporate action may be carried to completion notwithstanding any such suit. Failure of the shareholder to bring suit, or to intervene in such a suit, within sixty days after receipt of notice of disagreement by the corporation shall conclusively bind the shareholder (1) by the corporation’s statement that no payment is due, or (2) if the corporation does not contend that no payment is due, to accept the value of his shares as fixed by the corporation in its notice of disagreement.

F. When the fair value of the shares has been agreed upon between the shareholder and the corporation, or when the corporation has become liable for the value demanded by the shareholder because of failure to give notice of disagreement and of the value it will pay, or when the shareholder has become bound to accept the value the corporation agrees is due because of his failure to bring suit within sixty days after receipt of notice of the corporation’s disagreement, the action of the shareholder to recover such value must be brought within five years from the date the value was agreed upon, or the liability of the corporation became fixed.

G. If the corporation or the merged or consolidated corporation, as the case may be, shall, in its notice of disagreement, have offered to pay to the dissatisfied shareholder on demand an amount in cash deemed by it to be the fair cash value of his shares, and if, on the institution of a suit by the dissatisfied shareholder claiming an amount in excess of the amount so offered, the corporation, or the merged or consolidated corporation, as the case may be, shall deposit in the registry of the court, there to remain until the final determination of the cause, the amount so offered, then, if the amount finally awarded such shareholder, exclusive of interest and costs, be more than the amount offered and deposited as aforesaid, the costs of the proceeding shall be taxed against the corporation, or the merged or consolidated corporation, as the case may be; otherwise the costs of the proceeding shall be taxed against such shareholder.

H. Upon filing a demand for the value of his shares, the shareholder shall cease to have any of the rights of a shareholder except the rights accorded by this section. Such a demand may be withdrawn by the shareholder at any time before the corporation gives notice of disagreement, as provided in subsection D of this section. After such notice of disagreement is given, withdrawal of a notice of election shall require the written consent of the corporation. If a notice of election is withdrawn, or the proposed corporate action is abandoned or rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter’s rights, he shall not have the right to receive payment for his shares, his share certificates shall be returned to him (and, on his request, new certificates shall be issued to him in exchange for the old ones endorsed to the corporation), and he shall be reinstated to all his rights as a shareholder as of the filing of his demand for value, including any intervening preemptive rights, and the right to payment of any intervening dividend or other distribution, or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

Acts 1968, No. 105, §1. Amended by Acts 1970, No. 50, §12, emerg. eff. June 18, 1970, at 5:05 P.M; Acts 1975, No. 433, §1; Acts 1993, No. 983, §1, eff. June 25, 1993; Acts 1997, No. 914, §1; Acts 2010, No. 7, §2, eff. May 19, 2010.

Annex B - 2

ANNEX C

January 8, 2014

Board of Directors

Ouachita Bancshares Corp.

909 North 18th Street

Monroe, Louisiana 71201

Members of the Board:

You have requested Sheshunoff & Co. Investment Banking (“Sheshunoff”) to render its opinion as to the fairness, from a financial point of view, to the shareholders of Ouachita Bancshares, Corp. (the “Company”), a bank holding company organized as a Louisiana corporation, of the consideration to be paid to the Company shareholders in the proposed merger of the Company with and into BancorpSouth, Inc., a Mississippi corporation (“BancorpSouth”) (the “Merger”). The Company’s subsidiary, Ouachita Independent Bank, will be merged into BancorpSouth’s wholly-owned subsidiary, BancorpSouth Bank, at the completion of the Merger.

Pursuant to an Agreement and Plan of Merger dated on or about January 8, 2014 (the “Agreement”), BancorpSouth has agreed to exchange approximately $22.9 million of cash and 3.675 million shares of common stock for all of the outstanding shares of common stock of the Company for total merger consideration of approximately $105.5 million, based on the mid-point of the minimum and maximum consideration discussed below. The value and the composition of the total merger consideration may be adjusted pursuant to the terms of the Agreement. In the event that the average of the closing price per share of BancorpSouth common stock on the NYSE for the ten consecutive trading days ending and including the fifth trading day preceding the Closing Date is less than $20.71 or greater than $24.25, BancorpSouth may adjust the cash portion or stock portion so as the aggregate merger consideration is not less than $99.0 million or greater than $112.0 million.

Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for tax, financial reporting, corporate and other purposes. Sheshunoff is experienced in these activities and has performed assignments similar in nature to that requested by the Company.

In connection with its opinion, Sheshunoff, among other things:

1.	Reviewed the latest draft of the Agreement;

2.	Discussed the terms of the Agreement with the management of the Company and the Company’s legal counsel;

3.	Conducted conversations with management of the Company regarding recent and projected financial performance of the Company;

901 South Mopac Expressway, Building V, Suite 140, Austin, TX 78746   |   Phone 800.279.2241   |   Fax 512.479.8200   |   www.SheshunoffIB.com

Board of Directors

Ouachita Bancshares Corp.

January 8, 2014

4.	Evaluated the financial condition of the Company based upon a review of regulatory reports for the five-year period ended December 31, 2012 and interim period through September 30, 2013, and internally-prepared financial reports for the interim period through November 30, 2013;

5.	Compared the Company’s recent operating results with those of certain other banks in the United States that have recently been acquired;

6.	Compared the pricing multiples for the Company in the Merger to recent acquisitions of banks in the United States with similar characteristics to the Company;

7.	Analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis approved by the Company through the year 2018;

8.	Reviewed the potential pro forma impact of the Merger on the combined company’s results and certain financial performance measures of the Company and BancorpSouth;

9.	Discussed certain matters regarding BancorpSouth’s regulatory standing, financial performance, and business prospects with BancorpSouth executives and representatives;

10.	Reviewed certain internal information regarding BancorpSouth that Sheshunoff deemed relevant;

11.	Compared BancorpSouth’s recent operating results and pricing multiples with those of certain other publicly traded banks in the United States that Sheshunoff deemed relevant;

12.	Reviewed available analysts’ reports concerning BancorpSouth;

13.	Compared the historical stock price data and trading volume of BancorpSouth to certain relevant indices; and

14.	Performed such other analyses deemed appropriate.

For the purposes of this opinion, Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by the Company for the purposes of this opinion. Sheshunoff assumed that any projections provided or approved by the Company were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company’s management. Sheshunoff has assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. Sheshunoff assumes no responsibility for and expresses no opinion on any such projections or the assumptions on which they are based. In addition, where appropriate, Sheshunoff relied upon publicly available information that is believed to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of the Company or BancorpSouth nor was Sheshunoff furnished with any such appraisals. Sheshunoff assumed that any off-balance sheet

Board of Directors

Ouachita Bancshares Corp.

January 8, 2014

activities of the Company or BancorpSouth will not materially and adversely impact the future financial position or results of operations of BancorpSouth after the Merger. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for the Company and BancorpSouth are, respectively, adequate to cover such losses. In addition, we have not reviewed any individual credit files or made an independent evaluation, appraisal or physical inspection of the assets or individual properties of the Company or BancorpSouth nor has Sheshunoff been furnished with any such evaluations or appraisals. Sheshunoff did not perform an onsite review of the Company in the preparation of this opinion. Sheshunoff did perform an onsite review of BancorpSouth in the preparation of this opinion.

Sheshunoff assumed that the latest draft of the Agreement, as provided to Sheshunoff, will be without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set forth in the terms provided to Sheshunoff or any subsequent development that would have a material adverse effect on the Company or BancorpSouth and thereby on the results of our analyses. Sheshunoff assumed that any and all regulatory approvals, if required, will be received in a timely fashion and without any conditions or requirements that could adversely affect the operations or financial condition of BancorpSouth after the completion of the Merger.

Sheshunoff’s opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion and the resulting conclusion, and we assume no responsibility for advising any person of any change in any matter affecting this opinion. Sheshunoff assumed that there are no material changes in the assets, financial condition, results of operations, regulatory standing, business or prospects of the Company since the date of the last financial statement reviewed by us. The Company’s management has advised us that they know of no additional information that would have a material effect on this opinion. This opinion does not address any legal, regulatory, tax or accounting matters, as to which the Company has informed us that they have received such advice as they deem necessary from qualified professionals.

Sheshunoff expresses no opinion on the underlying decision by the Company to engage in the Merger or the relative merits of the Merger as compared to the other transactions or business strategies that might be available to the Company. This opinion is not an appraisal or opinion of value but is limited to the fairness of the Merger, from a financial point of view, to the Company shareholders. We do not express any view, nor does this opinion, on any other term or aspect of the Merger, including, without limitation, (i) the fairness of the Merger to any class of securities, creditors or constituencies of the Company or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors, or employees of the Company resulting directly or indirectly from the completion of the transactions as contemplated in the Merger.

Board of Directors

Ouachita Bancshares Corp.

January 8, 2014

This letter and the opinion expressed herein do not constitute a recommendation to any shareholder as to any approval of the Merger. Sheshunoff is an independent contractor for the purposes of this engagement and owes its duty solely to the Company and not to any third party, including, without limitation, any individual board members or shareholders. Sheshunoff specifically disclaims any liability or fiduciary duties to the Company’s shareholders or any third parties. It is understood that this letter, and the opinion expressed herein, is for the information of the Board of Directors of the Company and may not be used for any other purpose without Sheshunoff’s prior written consent, except as may be required by law or by a court of competent jurisdiction and except that this opinion may be included in any filing with respect to the Merger with the Securities and Exchange Commission or proxy statement or similar communication to the Company’s stockholders provided that this opinion is included in its entirety.

Sheshunoff’s fairness opinion is solely for the information of the Board of Directors of the Company in the discharge of its fiduciary obligations and not for any other third party, including, without limitation, individual board members or the Company’s shareholders. The Company retained Sheshunoff based upon Sheshunoff’s reputation in bank valuations, mergers and acquisitions, and familiarity with the banking business. The Company placed no limit on the scope of our analyses. In addition, the Company agreed to reimburse Sheshunoff’s expenses and to indemnify Sheshunoff and its officers, employees and affiliates for certain liabilities that may arise out of this engagement.

Sheshunoff will receive a fee for rendering its opinion that is not contingent upon the completion of the Merger and additional fees that are contingent upon consummation of the Merger. Sheshunoff has not provided other services to the Company for which they have received compensation during the last two years. This opinion and the analyses supporting it were approved by a fairness committee of Sheshunoff.

Based on the foregoing and such other matters Sheshunoff deemed relevant, it is our opinion, as of the date hereof, that the consideration to be received pursuant to the Merger is fair to the Company shareholders, from a financial point of view.

Very truly yours,

SHESHUNOFF & CO.
INVESTMENT BANKING, L.P.